Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

CENTENE CORPORATION,

CHOPIN MERGER SUB I, INC.

CHOPIN MERGER SUB II, INC.

and

HEALTH NET, INC.

Dated as of July 2, 2015

INDEX OF DEFINED TERMS

368 Opinion	Section 5.15(d)
Acceptable Confidentiality Agreement	Section 5.4(a)
Adverse Recommendation Change	Section 5.4(b)
Affiliate	Section 8.14
Agreement	Preamble
Alternative Financing	Section 5.10(c)
Applicable Time	Section 7.3(b)
Appraisal Shares	Section 2.4
Beneficial Owner	Section 8.14
Benefit Plan	Section 8.14
Book-Entry Shares	Section 2.1(c)
Burdensome Condition	Section 5.8(a)
Business Day	Section 8.14
Certificate	Section 2.1(c)
Certificate of Merger	Section 1.3
Closing	Section 1.2
Closing Date	Section 1.2
CMS	Section 8.14
Code	Recitals
Commitment Letter	Section 4.24
Company	Preamble
Company 401(k) Plan	Section 5.13(e)
Company Adverse Recommendation Change	Section 5.3(b)
Company Benefit Plans	Section 3.11(a)
Company Board	Recitals
Company Capital Stock	Section 3.2(a)
Company Common Stock	Recitals
Company Financial Advisor	Section 3.24
Company Intervening Event	Section 1.1(a)(iii)
Company IP Agreements	Section 3.16(a)(xiii)
Company IT Assets	Section 3.17(i)
Company Material Adverse Effect	Section 8.14
Company Material Contract	Section 3.16(a)
Company Material Intellectual Property	Section 8.14
Company Non-Superior Proposal Termination Fee	Section 7.3(c)
Company No-Vote Fee	Section 7.3(d)
Company Owned Real Property	Section 3.14
Company Preferred Stock	Section 3.2(a)
Company Proprietary Software	Section 3.17(i)
Company PSU	Section 2.7(b)
Company Recommendation	Section 3.3(b)
Company Regulated Subsidiary	Section 3.18(g)
Company Rights	Section 3.2(b)
Company RSU	Section 2.7(b)
Company SEC Documents	Section 3.5(a)

Company SEC Financial Statements	Section 3.5(c)
Company Stock Option	Section 2.7(a)
Company Stock Option Consideration	Section 2.7(a)
Company Stockholder Approval	Section 3.3(a)
Company Stockholders Meeting	Section 5.3(b)
Company Subsidiary	Section 3.1(c)
Company Takeover Proposal	Section 7.3(g)
Company Termination Fee	Section 7.3(h)
Company Voting Agreement	Recitals
Confidentiality Agreement	Section 8.14
Consent	Section 3.4(a)
Constituent Documents	Section 8.14
Contract	Section 8.14
Definitive Agreements	Section 5.10(b)
DGCL	Section 1.1
EBITDA	Section 8.14
Effective Time	Section 1.3
Employee	Section 5.13(a)
Employer Group	Section 8.14
Environmental Laws	Section 8.14
ERISA	Section 8.14
ERISA Affiliate	Section 8.14
Exchange Act	Section 3.4(a)
Exchange Agent	Section 2.5(a)
Exchange Fund	Section 2.5(a)
Exchange Ratio	Section 2.1(b)
Existing Policies	Section 5.9(c)
Filing	Section 3.4(a)
Financing	Section 4.24
Financing Sources	Section 8.14
Foreign Corrupt Practices Act	Section 3.9(b)
Form S-4	Section 3.7
GAAP	Section 8.14
Governmental Entity	Section 3.4(a)
Hazardous Substances	Section 8.14
Health Care Laws	Section 3.18(a)
Higher Company Superior Proposal Termination Fee	Section 7.3(c)
Higher Parent Superior Proposal Termination Fee	Section 7.3(b)
HSR Act	Section 3.4(a)
Indebtedness	Section 8.14
Indemnified Parties	Section 5.9(a)
Intellectual Property	Section 8.14
Joint Proxy Statement	Section 8.14
Knowledge	Section 8.14
Laws	Section 8.14
Liabilities	Section 5.10(d)

Licensed Company IP	Section 8.14
Licensed Parent IP	Section 8.14
Lien	Section 8.14
Lower Company Superior Proposal Termination Fee	Section 7.3(c)
Lower Parent Superior Proposal Termination Fee	Section 7.3(b)
Marketing Period	Section 8.14(a)
Maximum Premium	Section 5.9(c)
Merger	Recitals
Merger Consideration	Section 2.1(b)
Merger Sub	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
Mergers	Recitals
NYSE	Section 8.14
Open Source Software	Section 3.17(i)
Option Exercise Price	Section 2.7(a)
Order	Section 8.14
Outside Date	Section 7.1(b)(ii)
Oversight Employee	Section 8.14
Parent	Preamble
Parent 401(k) Plan	Section 5.13(e)
Parent Adverse Recommendation Change	Section 5.3(c)
Parent Benefit Plans	Section 4.12(a)
Parent Board	Recitals
Parent Capital Stock	Section 4.3(a)
Parent Common Stock	Recitals
Parent Disclosure Letter	Article IV
Parent Intervening Event	Section 1.1(a)(iv)
Parent IT Assets	Section 4.18(i)
Parent Leased Property	Section 8.14
Parent Material Adverse Effect	Section 8.14
Parent Material Intellectual Property	Section 8.14
Parent Non-Superior Proposal Termination Fee	Section 7.3(b)
Parent No-Vote Fee	Section 7.3(e)
Parent Owned Real Property	Section 4.15
Parent Preferred Stock	Section 4.3(a)
Parent Proprietary Software	Section 4.18(i)
Parent Recommendation	Section 4.4(b)
Parent Regulated Subsidiary	Section 4.19(g)
Parent SEC Documents	Section 4.6(a)
Parent SEC Financial Statements	Section 4.6(c)
Parent Stock Issuance	Recitals
Parent Stock Value	Section 8.14
Parent Stockholder Approval	Section 4.4(a)
Parent Stockholders Meeting	Section 5.3(c)
Parent Subsidiary	Section 4.1(c)

Parent Subsidiary Insurance Agreements	Section 8.14
Parent Subsidiary SAP Statements	Section 4.6(h)
Parent Subsidiary Statements	Section 4.6(i)
Parent Takeover Proposal	Section 7.3(f)
Parent Termination Fee	Section 7.3(h)
Parent Voting Agreement	Recitals
Parties	Preamble
Party or Parties	Preamble
Per Share Cash Amount	Section 2.1(b)
Permits	Section 3.10
Permitted Lien	Section 8.14
Person	Section 8.14
Policies	Section 3.22
Proceeding	Section 8.14
Programs	Section 8.14
Provider Contracts	Section 8.14
Providers	Section 8.14
Purchaser Welfare Benefit Plans	Section 5.13(c)
Regulated Business	Section 8.14
Release	Section 8.14
Replacement Facility	Section 5.10(a)
Representatives	Section 5.7(a)
Required Information	Section 5.10(d)
Rollover Award	Section 2.7(c)
Rollover Award Exchange Ratio	Section 2.7(c)
Sarbanes-Oxley Act	Section 3.5(b)
SEC	Section 3.4(a)
Second Merger	Recitals
Second Merger Agreement	Recitals
Section 262	Section 2.4
Securities Act	Section 3.4(a)
Security or Securities	Section 8.14
Software	Section 3.17(i)
Subsidiary	Section 8.14
Subsidiary Insurance Agreements	Section 8.14
Subsidiary SAP Statements	Section 3.5(h)
Subsidiary Statements	Section 3.5(i)
Superior Proposal	Section 5.4(a)
Surviving Corporation	Section 1.1
Surviving Entity	Section 8.14
Takeover Laws	Section 3.3(b)
Takeover Proposal	Section 1.1(a)(i)
Tax Return	Section 8.14
Taxes	Section 8.14
Vested Award	Section 2.7(b)
Wells Fargo	Section 4.22

WF Bank	Section 4.22
WF Securities	Section 4.22
WFIH	Section 4.22
Willful Breach	Section 8.14

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of July 2, 2015 (this “Agreement”), is made and entered into by and among Centene Corporation, a Delaware corporation (“Parent”), Health Net, Inc., a Delaware corporation (the “Company”), Chopin Merger Sub I, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub I”), and Chopin Merger Sub II, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”). Parent, Merger Subs and the Company are referred to individually as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth in this Agreement, (a) Merger Sub I will merge with and into the Company, with the Company surviving the merger as the surviving corporation (the “Merger”), and each of the Company’s issued and outstanding shares of common stock, par value $0.001 per share (the “Company Common Stock”), other than shares of Company Common Stock owned directly or indirectly by Parent, the Company, Merger Sub I, or Merger Sub II will be converted into the right to receive the Merger Consideration (as defined herein), and (b) if the 368 Opinion (as defined herein) is delivered in accordance with Section 5.15, the Surviving Corporation (as defined herein) will merge with and into Merger Sub II (the “Second Merger” and together with the Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as the Final Surviving Corporation (as defined herein);

WHEREAS, the Boards of Directors of Parent, Merger Sub I and the Company have each (i) determined that the Merger, this Agreement and the transactions contemplated hereby are advisable and in the best interests of their respective companies and stockholders; and (ii) approved the Merger and the other transactions contemplated hereby;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has, subject to Sections 5.3(b) and 5.4, unanimously resolved to recommend that the Company’s stockholders approve the adoption of this Agreement;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has, subject to Sections 5.3(c) and 5.4, unanimously resolved to recommend that Parent’s stockholders approve the issuance of shares of Parent common stock, par value $0.001 per share (the “Parent Common Stock”) in connection with the Merger (the “Parent Stock Issuance”);

WHEREAS, if the Second Merger occurs, for U.S. Federal income Tax purposes, it is intended that (i) the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder and (ii) this Agreement, taken together with the transactions contemplated by the agreement and plan of merger (the “Second Merger Agreement”), relating to the Second Merger, shall constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g);

WHEREAS, in connection with the execution and delivery of this Agreement by the Parties, a stockholder of the Company has entered into a voting agreement (each, a “Company Voting Agreement”), dated as of the date of this Agreement, with Parent, pursuant to which such stockholder has agreed, among other things, to vote all of the Company Common Stock beneficially owned by it in favor of the adoption of this Agreement, the Mergers and the other transactions contemplated by this Agreement, on the terms and subject to the conditions set forth in such Company Voting Agreement;

WHEREAS, in connection with the execution and delivery of this Agreement by the Parties, a stockholder of Parent has entered into a voting agreement (each, a “Parent Voting Agreement”), dated as of the date of this Agreement, with the Company, pursuant to which such stockholder has agreed, among other things, to vote all of the Parent Common Stock beneficially owned by it in favor of approval of the Parent Stock Issuance, on the terms and subject to the conditions set forth in such Parent Voting Agreement; and

WHEREAS, Parent, the Company and each Merger Sub desire to make certain representations, warranties, covenants, and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Mergers. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub I shall be merged with and into the Company, whereupon the separate existence of Merger Sub I will cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, the Surviving Corporation shall become a wholly owned Subsidiary of Parent. Immediately after the consummation of the Merger, subject to the terms and conditions set forth in this Agreement and in accordance with the DGCL, if the 368 Opinion is delivered prior to the Effective Time in accordance with Section 5.15, the Surviving Corporation will be merged with and into Merger Sub II, whereupon the existence of the Surviving Corporation will cease and Merger Sub II shall continue as the surviving entity in the Second Merger (the “Final Surviving Corporation”).

Section 1.2 Closing. The closing of the Merger and, if applicable, the Second Merger (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, NY 10036, at 9:00 a.m. local time, on the later of (i) the third Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or valid waiver by the Party entitled to waive such conditions) and (ii) the earlier of (A) the date during the Marketing Period to be specified by Parent on no fewer than two (2) Business Days’

notice to the Company (it being understood that such date may be conditioned upon the simultaneous completion of the Financing), and (B) the first Business Day following the final day of the Marketing Period, unless another date, time or place is agreed to in writing by Parent and the Company. The date and time on which the Closing occurs is referred to herein as the “Closing Date.”

Section 1.3 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Parties shall file with the Secretary of State of the State of Delaware the certificate of merger relating to the Merger (the “Certificate of Merger”), executed and acknowledged in accordance with the relevant provisions of the DGCL. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

Section 1.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities and duties of the Company and Merger Sub I, all as provided under the DGCL.

Section 1.5 Certificate of Incorporation and By-laws.

(a) At the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended until further amended in accordance with the provisions thereof and applicable Law (subject to Section 5.9).

(b) At the Effective Time, the by-laws of the Surviving Corporation shall be amended so as to read in their entirety as the by-laws of Merger Sub I as in effect immediately prior to the Effective Time, except the references to Merger Sub I’s name shall be replaced by references to “Health Net, Inc.” until further amended in accordance with the provisions thereof and applicable Law (subject to Section 5.9).

Section 1.6 Directors and Officers of the Surviving Corporation.

(a) The directors of Merger Sub I immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(b) The officers of Merger Sub I immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE II

EFFECT ON THE CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock of the Company and Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any Securities of the Company or Merger Sub I:

(a) All shares of Company Common Stock that are owned, directly or indirectly, by Parent, the Company (including shares held as treasury stock or otherwise) or either Merger Sub immediately prior to the Effective Time shall be automatically cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(b) Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares to be cancelled in accordance with Section 2.1(a), (ii) shares relating to Company Stock Options, Company RSUs and Company PSUs, which are to be treated in accordance with Section 2.7 and (iii) subject to the provisions of Section 2.4, Appraisal Shares) shall at the Effective Time be converted into the right to receive (x) $28.25 in cash, without interest (such amount of cash, as may be adjusted pursuant to Section 2.2, the “Per Share Cash Amount”), and (y) 0.622 (such ratio, as may be adjusted pursuant to Section 2.2, the “Exchange Ratio”) of a validly issued, fully paid and non-assessable share of Parent Common Stock (and, if applicable, cash in lieu of fractional shares of Parent Common Stock payable in accordance with Section 2.3) (the consideration payable in accordance with this Section 2.1(b), collectively, the “Merger Consideration”).

(c) As of the Effective Time, all shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Section 2.1 shall automatically cease to exist, and each holder of (1) a certificate that immediately prior to the Effective Time represented any such shares of Company Common Stock (a “Certificate”) or (2) shares of Company Common Stock held in book entry form (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except (subject to Section 2.4) the right to receive (A) the Merger Consideration and (B) any other amounts expressly provided herein, without interest, subject to compliance with the procedures set forth in Section 2.5.

(d) Each share of capital stock of Merger Sub I issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

Section 2.2 Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the earlier of (a) the Effective Time or (b) any termination of this Agreement in accordance with Article VII, the outstanding shares of Parent Common Stock or Company Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction (including any exercise of Company Rights), or a stock dividend thereon shall be declared with a record date within said period, then the Exchange Ratio (and the

Per Share Cash Amount in the case of any such action in respect of Company Common Stock) and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide Parent and the holders of Company Common Stock (including Company Stock Options exercisable for Company Common Stock, Company RSUs and Company PSUs) the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.2 shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 2.3 Fractional Shares. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 2.1, and such fractional share interests shall not entitle the owner thereof to any Parent Common Stock or to vote or to any other rights of a holder of Parent Common Stock. All fractional shares to which a single holder of Company Common Stock would be otherwise entitled to receive shall be aggregated and calculations shall be rounded to three decimal places. In lieu of any such fractional shares, each holder of Company Common Stock who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (A) the amount of the fractional share interest in a share of Parent Common Stock to which such holder would, but for this Section 2.3, be entitled under Section 2.1(b) and (B) an amount equal to the Parent Stock Value. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amounts, without interest, to the holders of Company Common Stock entitled to receive such cash. The payment of cash in lieu of fractional share interests pursuant to this Section 2.3 is not a separately bargained-for consideration.

Section 2.4 Appraisal Shares. Notwithstanding anything in this Agreement to the contrary, shares (“Appraisal Shares”) of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such Appraisal Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.1, but rather the holders of Appraisal Shares shall be entitled to payment by the Surviving Entity of the “fair value” of such Appraisal Shares in accordance with Section 262; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 with respect to such Appraisal Shares, then the right of such holder to be paid the fair value of such Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Merger Consideration as provided in Section 2.1. The Company shall provide prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to Section 262 received by the Company. Parent shall have the right to participate in and direct all negotiations and Proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, waive any failure to timely deliver a written demand for appraisal in accordance with the DGCL, or agree to do any of the foregoing.

Section 2.5 Exchange of Company Common Stock.

(a) Prior to the Effective Time, Parent shall enter into a customary exchange agreement with a nationally recognized financial institution designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), and shall deposit with the Exchange Agent for the benefit of the holders of shares of Company Common Stock (other than (i) shares to be cancelled in accordance with Section 2.1(a), (ii) shares relating to Company Stock Options, Company RSUs and Company PSUs, which are to be treated in accordance with Section 2.7, and (iii) subject to the provisions of Section 2.4, Appraisal Shares), the full number of whole shares of Parent Common Stock issuable pursuant to Section 2.1. At or prior to the Effective Time, Parent shall provide or shall cause to be provided to the Exchange Agent cash in an aggregate amount necessary to pay the cash portion of the Merger Consideration in respect of all shares of Company Common Stock outstanding immediately prior to the Effective Time, and Parent shall, after the Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.5(c) (such shares of Parent Common Stock and cash provided to the Exchange Agent, together with any dividends or other distributions with respect thereto and any amounts to be paid in cash in lieu of fractional shares in accordance with Section 2.3, are hereinafter referred to as the “Exchange Fund”). For the purposes of such initial deposit, Parent shall assume that there will not be any fractional shares of Parent Common Stock. Parent shall provide to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 2.3. If any Appraisal Shares cease to be Appraisal Shares, Parent shall promptly make available to the Exchange Agent, for addition to the Exchange Fund, the full number of whole shares of Parent Common Stock issuable pursuant to Section 2.1 with respect to such former Appraisal Shares, cash in an aggregate amount necessary to pay the cash portion of the Merger Consideration and cash in lieu of fractional shares in accordance with Section 2.3 with respect to such Appraisal Shares and, if applicable, any dividends or other distributions payable in connection with the Parent Common Stock into which such Appraisal Shares have converted into the right to receive pursuant to Section 2.5(c), and such amounts shall become part of the Exchange Fund. The Exchange Agent shall deliver the Merger Consideration to be issued pursuant to Section 2.1 out of the Exchange Fund in accordance with the exchange agreement contemplated by this Section 2.5(a). Except as provided in Section 2.5(h), the Exchange Fund shall not be used for any other purpose. Nothing contained in this Section 2.5(a) and no investment losses resulting from investment of the funds deposited with the Exchange Agent shall diminish the rights of any holder of Company Common Stock to receive the Merger Consideration.

(b) Exchange Procedures.

(i) Certificates. Parent shall cause the Exchange Agent to mail, as soon as reasonably practicable after the Effective Time, to each holder of record of a Certificate whose shares of Company Common Stock were converted into the right to receive the Merger Consideration pursuant to Section 2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent (or affidavits of loss in lieu thereof pursuant to

Section 2.5(g)) and shall be in customary form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent (or affidavits of loss in lieu thereof pursuant to Section 2.5(g)), together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver in exchange thereof as promptly as practicable, (A) cash in an amount equal to the Per Share Cash Amount multiplied by the number of shares of Company Common Stock previously represented by such Certificate, (B) the number of shares of Parent Common Stock (which shall be in book entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificate pursuant to Section 2.1(b) (after taking into account all other Certificates surrendered by such holder pursuant to this Section 2.5(b)(i)), (C) any dividends or other distributions payable pursuant to Section 2.5(c)(i) and (D) cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.3, and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made and shares may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate pursuant to, and in accordance with, this Agreement.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration and other amounts that such holder is entitled to receive pursuant to this Article II. In lieu thereof, each holder of record of one or more Book-Entry Shares whose shares of Company Common Stock were converted into the right to receive the Merger Consideration pursuant to Section 2.1 shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as practicable after the Effective Time, (A) cash in an amount equal to the Per Share Cash Amount multiplied by the number of shares of Company Common Stock previously represented by such Book-Entry Shares, (B) the number of shares of Parent Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Book-Entry Shares pursuant to Section 2.1(b) (after taking into account all other Book-Entry Shares held by such holder and converted pursuant to this Section 2.5(b)(ii)), (C) any dividends or distributions payable pursuant to Section 2.5(c)(ii) and (D) cash in lieu of any fractional shares payable pursuant to Section 2.3, and the Book-Entry Shares of such holder shall forthwith be cancelled. No interest shall be paid or accrue on any cash payable upon conversion of any Book-Entry Shares.

(c) Distributions with Respect to Unexchanged Shares.

(i) Certificates. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any Certificate formerly representing Company Common Stock, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.3, until the surrender of such Certificate (or affidavit of loss in lieu thereof) in accordance with this Article II. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the shares of Parent Common Stock issued in exchange therefor, without interest, (A) by the Exchange Agent at the time of delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.5(b)(i), the aggregate amount of dividends or other distributions payable on such shares of Parent Common Stock in connection with a dividend or other distribution with a record date after the Effective Time theretofore paid by Parent and (B) by Parent at the appropriate payment date, the aggregate amount of dividends or other distributions payable on such shares of Parent Common Stock in connection with a dividend or other distribution with a record date after the Effective Time but prior to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.5(b)(i), and a payment date subsequent to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.5(b)(i).

(ii) Book-Entry Shares. Subject to applicable Law, there shall be paid to the holder of the shares of Parent Common Stock issued in exchange for Book-Entry Shares in accordance with this Article II, without interest, (A) by the Exchange Agent at the time of delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.5(b)(ii), the aggregate amount of dividends or other distributions payable on such shares of Parent Common Stock in connection with a dividend or other distribution with a record date after the Effective Time theretofore paid by Parent and (B) by Parent at the appropriate payment date, the aggregate amount of dividends or other distributions payable on such shares of Parent Common Stock in connection with a dividend or other distribution with a record date after the Effective Time but prior to the time of such delivery by the Exchange Agent pursuant to Section 2.5(b)(ii), and a payment date subsequent to the time of such delivery by the Exchange Agent pursuant to Section 2.5(b)(ii).

(d) The Merger Consideration issued and paid in accordance with the terms of this Article II upon the surrender of the Certificates (or, immediately, in the case of the Book-Entry Shares) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock (other than the right to receive dividends or other distributions, if any, in accordance with Section 2.5(c)). After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Entity of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Common Stock are presented to the Surviving Entity or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article II.

(e) Any portion of the Exchange Fund that remains undistributed to the former holders of Company Common Stock for six (6) months after the Effective Time shall be delivered to the Surviving Entity, upon demand, and any former holder of Company Common Stock who has not theretofore complied with this Article II shall thereafter look only to the Surviving Entity for payment of its claim for the Merger Consideration and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.5(c). Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.5(a) to pay for shares of Company Common Stock for which appraisal rights have been perfected shall be delivered to Parent promptly (and in any event within two (2) Business Days) of Parent’s demand to the Exchange Agent therefore; provided, that in such case, until six (6) months after the Effective Time, Parent shall make available to the Exchange Agent, as needed, the Merger Consideration to be paid in respect of such shares Company Common Stock to any holder thereof that withdraws or otherwise loses appraisal rights as set forth in this Agreement.

(f) None of Parent, Merger Sub I, Merger Sub II, the Surviving Entity or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration remaining unclaimed by former holders of Company Common Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the fullest extent permitted by applicable Law, become the property of the Surviving Entity free and clear of any claims or interest of any Person previously entitled thereto.

(g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in reasonable amount as Parent or the Exchange Agent may direct, as indemnity against any claim that may be made against it or the Surviving Entity with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and any unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to Section 2.5(c) had such lost, stolen or destroyed Certificate been surrendered as provided in this Article II.

(h) The Exchange Agent shall invest the cash included in the Exchange Fund as directed by Parent; provided, however, that (i) any such investments shall be in securities issued or directly and fully guaranteed or insured as to principal and interest by the United States government or any agency or instrumentality thereof and having maturities of not more than one month from the date of investment and (ii) no such investment income or gain or loss thereon shall affect the amounts payable to holders of Company Common Stock. Any interest, gains and other income resulting from such investments shall be the sole and exclusive property of Parent payable to Parent upon its request, and no part of such interest, gains and other income shall accrue to the benefit of holders of Company Common Stock.

(i) Parent, the Surviving Entity or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law. Any amount deducted or withheld pursuant to this Section 2.5(i) shall be treated as having been paid to the Person in respect of which such deduction or withholding was made. In the case of any amounts withheld from any payments not consisting entirely of cash, Parent shall be treated as though it withheld an appropriate amount of Parent Common Stock otherwise payable pursuant to this Agreement, sold such Parent Common Stock for an amount of cash equal to its fair market value at the time of such deemed sale and paid such cash proceeds to the holder of Company Common Stock in respect of which such deduction or withholding was made. Parent shall pay, or shall cause to be paid, all amounts so deducted or withheld to the appropriate taxing authority within the period required under applicable Law. With respect to any withholding obligation arising by reason of consideration payable pursuant to Section 2.7, such obligation shall first be satisfied from the cash consideration otherwise payable, and if such amount of cash is not sufficient to cover the withholding obligation, then by reducing the number of shares of Parent Common Stock that would otherwise be delivered by a number of shares with a fair market value as of the Effective Time equal to such shortfall.

Section 2.6 Further Assurances. If, at any time after the Effective Time, the Surviving Entity shall determine that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Entity its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or (if applicable) Merger Sub I acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Entity shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to and under such rights, properties or assets in the Surviving Entity or otherwise to carry out this Agreement.

Section 2.7 Company Stock Options and Other Stock-Based Awards.

(a) As of the Effective Time, each option to purchase shares of Company Common Stock granted under a Company Stock Plan (each, a “Company Stock Option”) that is outstanding and unexercised as of immediately prior to the Effective Time, whether or not then vested or exercisable, shall be cancelled and automatically converted into the right to promptly receive the Company Stock Option Consideration. For purposes of this Agreement, the “Company Stock Option Consideration” means (i) an amount of cash equal to the product of the number of shares of Company Common Stock subject to the Company Stock Option and the Per Share Cash Amount, and (ii) a number of shares of Parent Common Stock equal to (x) the product of the number of shares of Company Common Stock subject to the Company Stock Option and the Exchange Ratio, less (y) a number of shares of Parent Common Stock with a Parent Stock Value that is equal to the aggregate exercise price of the Company Stock Option (the “Option Exercise Price”); provided that any resulting fractional shares of

Parent Common Stock will be treated in accordance with Section 2.3; and provided, further, that if the number of shares of Parent Common Stock to be provided to a holder of Company Stock Options under this Section 2.7(a) is not sufficient to cover the Option Exercise Price, then the cash payable pursuant to clause (i) shall be reduced by a number of shares of Parent Common Stock with a Parent Stock Value equal to such shortfall.

(b) As of the Effective Time, each time-based restricted stock unit granted under a Company Stock Plan (each, a “Company RSU”) and each performance share award granted under a Company Stock Plan (each, a “Company PSU”), in each case that is outstanding immediately prior to the Effective Time and either (1) is vested as of immediately prior to the Effective Time in accordance with the vesting schedule contained therein as in effect on the date hereof or (2) becomes vested solely as a result of the consummation of the transactions contemplated hereby as a result of a non-discretionary vesting acceleration provision contained therein as of the date hereof (each, a “Vested Award”) shall be cancelled and automatically converted into the right to receive the Merger Consideration; provided that any resulting fractional shares of Parent Common Stock will be treated in accordance with Section 2.3. Notwithstanding the foregoing, in no event will a Company RSU or Company PSU be deemed to be a Vested Award if the vesting of such award results from the Company’s exercise of discretion to accelerate the vesting thereof that is not expressly required by the applicable Company Stock Plan or another Company Benefit Plan.

(c) As of the Effective Time, each Company RSU and Company PSU that does not qualify as a Vested Award (each, a “Rollover Award”) shall continue to have, and be subject to, the same terms and conditions (including the vesting schedule) as were applicable to the corresponding Rollover Award immediately prior to the Effective Time, except that (i) each Rollover Award will relate to that number of shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (x) the number of shares of Company Common Stock that were issuable upon the vesting of such Rollover Award immediately prior to the Effective Time, multiplied by (y) the Rollover Award Exchange Ratio, and (ii) the number of shares of Company Common Stock subject to any grant of Rollover Awards that are Company PSUs for which the achievement of the applicable performance criteria has not occurred in accordance with the terms thereof prior to the Closing Date shall be equal to the number of such shares that would be issued upon achievement of the applicable performance metrics at the target level (and such Rollover Award shall not, for the avoidance of doubt, be subject to any performance metrics). For purposes of this Agreement, the “Rollover Award Exchange Ratio” means the sum of (1) the Exchange Ratio and (2) the quotient of (x) the Per Share Cash Amount, divided by (y) the Parent Stock Value. As soon as reasonably practicable following the Effective Time, Parent shall file one or more appropriate registration statements (on Form S-3 or Form S-8, or any successor or other appropriate forms) with respect to Parent Common Stock underlying the Rollover Awards.

(d) Prior to the Effective Time, the Company Board and/or any committee thereof shall adopt such resolutions as may be necessary or desirable to provide for or give effect to the transactions contemplated by this Section 2.7. The Company shall provide Parent with drafts of, and a reasonable opportunity to comment upon, all such resolutions as may be required to give effect to the provisions of this Section 2.7.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed in (a) the Company SEC Documents filed or furnished after January 1, 2014 and publicly available prior to the date hereof (but excluding any risk factor disclosure and disclosure of risks included in any “forward-looking statements” disclaimer or other disclosures included in such Company SEC Documents that are cautionary, predictive or forward-looking in nature; provided, that the disclosure in the Company SEC Documents shall not be deemed to qualify any representation or warranty contained in Sections 3.2 or 3.4) or (b) a letter (the “Company Disclosure Letter”) delivered to Parent by the Company prior to the execution of this Agreement (which Company Disclosure Letter shall specifically identify by reference to sections of this Agreement any exceptions to, and shall qualify or modify each of the representations, warranties and covenants contained in this Agreement; provided, however, that any information set forth in one section of such Company Disclosure Letter qualifying a section or subsection of this Article III shall be deemed to qualify or modify each of the representations and warranties set forth in this Article III to the extent the applicability of the disclosure to each other section is reasonably apparent on the face of the disclosure made), the Company represents and warrants to Parent and each Merger Sub as follows:

Section 3.1 Organization and Corporate Power.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions in which the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has made available to Parent correct and complete copies of its Constituent Documents, as in effect on the date of this Agreement. The Company is not in violation of any of its Constituent Documents.

(c) Section 3.1(c) of the Company Disclosure Letter sets forth, as of the date hereof, a correct and complete list of (i) each Subsidiary of the Company (individually, a “Company Subsidiary” and collectively, the “Company Subsidiaries”) and (ii) each Company Subsidiary’s jurisdiction of incorporation or organization. Each Company Subsidiary is a corporation duly incorporated or a limited liability company, partnership or other entity duly organized and is validly existing and in good standing, if applicable, under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite corporate or other entity power and authority, as the case may be, to own, lease and operate its properties and assets and to carry on its business as now being conducted except where the failure to be so duly incorporated, duly organized, validly existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a

Company Material Adverse Effect. Each Company Subsidiary is duly qualified or licensed to do business and is in good standing, if applicable, in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions in which the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent correct and complete copies of the Constituent Documents of each Company Subsidiary, as in effect on the date of this Agreement.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 350,000,000 shares of Company Common Stock, and 10,000,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock,” and together with Company Common Stock, the “Company Capital Stock”).

(b) As of the close of business on June 30, 2015, there were (i) 77,286,242 shares of Company Common Stock issued and outstanding (each, together with a preferred share purchase right (the “Company Rights”) issued pursuant to the Company Rights Agreement); (ii) no shares of Company Preferred Stock issued and outstanding and 350,000 designated as Series A Junior Preferred Stock and reserved for issuance under the Company Rights Agreement; (iii) 76,442,515 shares of Company Common Stock owned by the Company as treasury stock; (iv) 2,978,847 shares of Company Common Stock reserved for issuance pursuant to outstanding awards and rights under the Company Stock Plans, of which 1,443,930 shares of Company Common Stock related to outstanding Company Stock Options, all of which are vested and exercisable, 857,832 shares of Company Common Stock related to outstanding Company RSUs and 677,085 shares of Company Common Stock related to outstanding Company PSUs (assuming achievement of the applicable performance metrics at the target level); and (v) 6,066,705 shares of Company Common Stock were reserved for issuance in respect of future awards to be granted under the Company Stock Plans. Since the close of business on June 30, 2015 through the date of this Agreement, no Company Stock Options, Company RSUs or Company PSUs, have been issued or granted and no shares of Company Common Stock have been issued other than in satisfaction of the vesting or exercise of (in each case, in accordance with their respective terms) any Company Stock Options, Company RSUs or Company PSUs, in each case, that were outstanding as of the close of business on June 30, 2015. Section 3.2(b) of the Company Disclosure Letter sets forth a correct and complete listing of all outstanding Company Stock Options, Company RSUs and Company PSUs as of the close of business on June 30, 2015 setting forth, as applicable, (i) the name of the holder, (ii) the type of award and number of shares of Company Common Stock subject thereto (at target level for performance awards), (iii) the name of the Company Stock Plan under which the award was granted and (iv) the date of grant and vesting terms. No later than five (5) Business Days prior to the anticipated Closing Date, the Company will provide Parent with an updated version of Section 3.2(b) of the Company Disclosure Letter reflecting any changes thereto occurring after June 30, 2015 and will thereafter promptly (and in no event later than the Closing Date) provide to Parent a list of any applicable changes that occur after the date on which such updated list is provided. Except as set forth above, no other Securities of the Company are issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Company Common Stock have been, and any shares of Company Common Stock issued in respect thereof will be, duly authorized and validly issued and are or will be fully paid, nonassessable and free of preemptive rights.

(c) Each grant of Company Stock Options was granted in material compliance with all applicable Laws. Each Company Stock Option had, on the date of grant, an exercise price of no less than the fair market value of the shares of Company Common Stock subject to such Company Stock Option.

(d) Except as set forth in Section 3.2(b), there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements, derivative contracts, forward sale contracts or undertakings of any kind to which the Company or any Company Subsidiary is a party, or by which the Company or any Company Subsidiary is bound, obligating the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional Securities of the Company or of any Company Subsidiary or obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement, derivative contract, forward sale contract or undertaking, or obligating the Company to make any payment based on or resulting from the value or price of the Company Common Stock or of any such security, option, warrant, call, right, commitment, agreement, arrangement, derivative contract, forward sale contract or undertaking. Except for acquisitions, or deemed acquisitions, of Company Common Stock or other Securities of the Company in connection with (i) the payment of the exercise price of Company Stock Options (including in connection with “net” exercises), (ii) required Tax withholding in connection with the exercise of Company Stock Options and vesting of Company RSUs and Company PSUs and (iii) forfeitures of Company Stock Options, Company RSUs and Company PSUs, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of Company Capital Stock or any Securities of any Company Subsidiary.

(e) There are no bonds, debentures, notes or other Indebtedness of the Company or any of the Company Subsidiaries having the right to vote (or convertible into, or exchangeable for, Securities having the right to vote) on any matters on which stockholders of the Company may vote. Other than the Company Voting Agreement, there are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of any Securities of the Company or any Company Subsidiary.

(f) The Company is, directly or indirectly, the record and Beneficial Owner of all of the outstanding Securities of each Company Subsidiary, free and clear of any Liens and free of any other limitation or restriction (other than transfer and other restrictions under applicable federal and state securities Laws and other than, in the case of Company Subsidiaries that are immaterial to the Company, immaterial Liens). All of such Securities so owned by the Company have been duly authorized, validly issued, and are fully paid and nonassessable (and no such shares have been issued in violation of any preemptive or similar rights). Except for the Securities of the Company Subsidiaries and investments in marketable securities and cash equivalents maintained in the ordinary course of business, the Company does not own, directly or indirectly, any material amount of Securities or other ownership interests in any Person.

Section 3.3 Authority; Execution and Delivery; Enforceability; State Takeover Statutes; Rights Plan.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and, subject to the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”), to consummate the transactions contemplated hereby, including the Merger. The execution and delivery by the Company of this Agreement, the performance and compliance by the Company with each of its obligations herein and, assuming the accuracy of the representations and warranties of Parent and each Merger Sub in the last sentence of Section 4.4(a), the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to receipt of the Company Stockholder Approval. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and each Merger Sub of this Agreement, this Agreement constitutes the Company’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought. Neither the Company nor any of its “affiliates” or “associates” (as defined in Section 203 of the DGCL) is, or at any time during the three (3) years prior to and including the date of this Agreement has been, an “interested stockholder” (as defined in Section 203 of the DGCL) of Parent.

(b) The Company Board, at a meeting duly called and held, unanimously adopted resolutions (i) approving this Agreement and the consummation of the Mergers upon the terms and subject to the conditions set forth in this Agreement, (ii) determining that the terms of this Agreement, the Mergers and the other transactions contemplated hereby are fair to, and in the best interests of, the Company and its stockholders, (iii) directing that this Agreement be submitted to the stockholders of the Company for adoption, (iv) to the extent necessary, having the effect of causing the execution, delivery or performance of this Agreement or the consummation of the Mergers or the other transactions contemplated by this Agreement not to be subject to the Company Rights Agreement, (v) recommending that the Company’s stockholders adopt this Agreement (the “Company Recommendation”) and (vi) declaring that this Agreement is advisable. Subject to Section 5.4, the Company Board has not rescinded, modified or withdrawn such resolutions in any way. Assuming the accuracy of the representations and warranties of Parent and each Merger Sub in the last sentence of Section 4.4(a), such resolutions are sufficient to render inapplicable to this Agreement, the Mergers and the other transactions contemplated hereby, (x) the restrictions of Section 203 of the DGCL, to the extent such restrictions would otherwise be applicable to this Agreement, the Mergers and the other transactions contemplated hereby, and (y) the restrictions of Article VIII of the Company’s Seventh Amended and Restated Certificate of Incorporation. Assuming the accuracy of the representations and warranties of Parent and each Merger Sub in the last sentence of Section 4.4(a), no restrictions on business combinations in any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Laws (collectively, “Takeover Laws”) are applicable the Mergers or the other transactions contemplated by this Agreement.

(c) Assuming the accuracy of the representations and warranties of Parent and each Merger Sub in the last sentence of Section 4.4(a), the Company Stockholder Approval is the only vote of holders of any class or series of Company Capital Stock necessary to adopt this Agreement and to approve the Merger and the other transactions contemplated hereby.

(d) The Company has taken all necessary action so that (i) under the Company Rights Agreement, neither the execution nor delivery of this Agreement, the performance by the parties of their respective obligations hereunder or the consummation of the Mergers or the other transactions contemplated hereby, give rise to or will give rise to a “Distribution Date,” “Stock Acquisition Date,” or “Triggering Event”, or result in Parent or any of its affiliates becoming an “Acquiring Person” (each as defined in the Company Rights Agreement), under the Company Rights Agreement and (ii) the Company Rights shall expire, and shall no longer be exercisable, immediately prior to the Effective Time without any payment being made in respect thereof.

Section 3.4 Consents and Approvals; No Conflicts.

(a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not require any consent, approval, waiver, license, permit, franchise, authorization or Order that is required to be filed or obtained prior to Closing (“Consent”) of, or registration, declaration, notice, report, submission or other filing that is required to be filed or obtained prior to Closing (“Filing”) with, any federal, state or local court, administrative or regulatory agency or commission or other governmental authority or instrumentality, domestic or foreign (each a “Governmental Entity”), other than (i) the filing with the Securities and Exchange Commission (the “SEC”) of the preliminary Joint Proxy Statement, the Joint Proxy Statement and the Form S-4, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and, if applicable, the filing of a certificate of merger with the Secretary of State of the State of Delaware pursuant to the DGCL in connection with the Second Merger, (iii) filings, permits, authorizations, consents, notice to and approvals as may be required under, and other applicable requirements of, (A) the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (B) the Securities Act of 1933, as amended (the “Securities Act”), (C) the rules and regulations of the NYSE, (D) those federal and state departments of health, state insurance departments and other Governmental Entities (excluding filings, permits, authorizations, consents, notice to and approvals as may be required under any Medicare or Medicaid Contract with a Governmental Entity whereby the Company is providing health care benefits to a Governmental Entity’s employees, former employees, retirees or their respective dependents which, to the extent applicable, are governed by Section 3.4(b)(ii)(y)), including those required under Health Care Laws, as set forth in Section 3.4(a) of the Company Disclosure Letter, and (E) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (iv) such other Consents of, or Filings with, any Governmental Entity the failure of which to obtain or make, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions hereof, will (i) assuming the accuracy of the representations and warranties of Parent and each of the Merger Subs in the last sentence of Section 4.4(a), and assuming the Company Stockholder Approval is duly obtained, conflict with or violate any provision of the Constituent Documents of the Company or any Company Subsidiary or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.4(a) and the Company Stockholder Approval are duly obtained, and assuming the accuracy of the representations and warranties of Parent and each of the Merger Subs in the last sentence of Section 4.4(a), (x) violate any Law or Order, in either case, applicable to the Company or any Company Subsidiary or any of their respective properties or assets, (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any Company Subsidiary under, any of the terms, conditions or provisions of any Contract to which the Company or any Company Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of the foregoing clauses (x) and (y), for such violations as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.5 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) The Company has filed or furnished all reports, schedules, forms, statements, registration statements, prospectuses and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by the Company with the SEC under the Securities Act or the Exchange Act since January 1, 2013 (such documents, together with any documents filed or furnished during such period, by the Company to the SEC on a voluntary basis, in each case, as have been amended since the time of their filing or furnishing, and including all exhibits thereto, the “Company SEC Documents”). No Company Subsidiary is, or has at any time since January 1, 2014, been, subject to the periodic reporting requirements of the Exchange Act or is or has been otherwise required to file any form, report, statement, schedule, certificate or other document with the SEC.

(b) As of its respective date, or, if amended prior to the date hereof, as of the date of the last such amendment, each of the Company SEC Documents complied when filed or furnished (or, if applicable, when amended) in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder or under the Exchange Act (the “Sarbanes-Oxley Act”), in each case to the extent applicable to such Company SEC Documents, and none of the Company SEC Documents when filed or furnished (or in the case of a registration statement under the Securities Act, at the time it was declared effective) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (and no Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading).

(c) The consolidated financial statements of the Company included in the Company SEC Documents (including, in each case, any notes or schedules thereto) and all related compilations, reviews and other reports issued by the Company’s accountants with respect thereto (the “Company SEC Financial Statements”), have been derived from the accounting books and records of the Company and the Company Subsidiaries and (i) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted by Form 10-Q and Regulation S-X of the SEC) and (ii) fairly present, in all material respects, the consolidated financial position of the Company and the Company Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, and, where included, their consolidated stockholders’ equity and their consolidated cash flows for the respective periods indicated (subject, in the case of the unaudited statements, to normal year-end audit adjustments and the absence of notes or with respect to pro forma information, subject to the qualifications stated therein). Except as required by GAAP and disclosed in the Company SEC Documents, between January 1, 2015 and the date of this Agreement, the Company has not made or adopted any material change in its accounting methods, practices or policies.

(d) The Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

(e) As of the date hereof, there are no material outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Company SEC Documents and none of the Company SEC Documents is, to the Knowledge of the Company, the subject of ongoing SEC review. There are no formal internal investigations, any SEC inquiries or investigations or other inquiries or investigations by Governmental Entities that, to the Knowledge of the Company, are pending or threatened, in each case regarding any accounting practices of the Company or any Company Subsidiary.

(f) The Company has designed and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on the Company’s management’s most recently completed evaluation of the Company’s internal controls over financial reporting, the Company has no Knowledge of (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Since January 1, 2014, to the Knowledge of the Company as of the date hereof, the Company has not received any material complaints from any source regarding accounting, internal accounting controls or auditing matters.

(g) The Company and the Company Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued), except (i) those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (ii) as reflected or reserved against in the most recent audited balance sheet included in the Company SEC Financial Statements or included in or reasonably apparent from the notes or management’s discussions and analysis related thereto, (iii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent audited balance sheet included in the Company SEC Financial Statements and (iv) for liabilities and obligations arising out of or in connection with this Agreement or the Mergers. Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any material “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the Exchange Act)), where the purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company SEC Financial Statements or other Company SEC Documents.

(h) With respect to Company Regulated Subsidiaries that produce statutory financial statements, the Company has previously delivered or made available to Parent correct and complete copies of the statutory financial statements of each such Company Regulated Subsidiary, as filed with the applicable domestic regulators for the year ended December 31, 2014, together with all exhibits, statements and schedules thereto (together, the “Subsidiary SAP Statements”), or such Subsidiary SAP Statements are otherwise publicly available. The Subsidiary SAP Statements were prepared from the books and records of the applicable Company Regulated Subsidiary, fairly present, in all material respects, the respective statutory financial conditions of each of such Company Regulated Subsidiaries at the respective dates thereof, and the statutory results of operations for the periods then ended in accordance with Applicable SAP applied on a consistent basis in all material respects throughout the periods indicated and consistent with each other, except as otherwise specifically noted therein.

(i) With respect to Company Regulated Subsidiaries that do not produce statutory financial statements but do submit financial statements to their respective domestic regulators, the Company has previously delivered or made available to Parent correct and complete copies of the financial statements of each such Company Regulated Subsidiary, as filed with the applicable domestic regulators since January 1, 2014 and for each subsequent quarterly period, together with all exhibits and schedules thereto (the “Subsidiary Statements”). The Subsidiary Statements fairly present, in all material respects, the respective financial conditions of each of such Company Regulated Subsidiaries at the respective dates thereof, and the results of operations for the periods then ended in accordance with applicable accounting rules applied on a consistent basis throughout the periods indicated and consistent with each other, except as otherwise specifically noted therein.

Section 3.6 Absence of Certain Changes or Events. Since December 31, 2014 through the date of this Agreement (a) the Company and the Company Subsidiaries have conducted their businesses (taken as a whole) in all material respects only in the ordinary course and in a manner consistent with past practice and (b) there has not been any Company Material Adverse Effect or any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.7 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the Merger (as amended or supplemented from time to time, the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Joint Proxy Statement will, at the date it or any amendment or supplement is mailed to holders of the shares of Company Common Stock and Parent Common Stock and at the time of the Company Stockholders Meeting and at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company regarding such portions thereof that relate expressly to Parent, either Merger Sub or any of their Subsidiaries or to statements made therein based on information supplied by or on behalf of Parent or either Merger Sub for inclusion or incorporation by reference therein). The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

Section 3.8 Legal Proceedings. As of the date of this Agreement, there are no Proceedings pending, or to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries or any of the officers or directors of the Company, except, in each case, for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of the Company Subsidiaries is subject to any Order, except for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.9 Compliance with Laws.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, since January 1, 2013 (i) the Company and the Company Subsidiaries have complied and are in compliance with all Laws and Orders applicable to the Company or any Company Subsidiary, and (ii) neither the Company nor any Company Subsidiary has received any written notice from a Governmental Entity alleging that the Company or a Company Subsidiary is not in compliance with any Law or Order.

(b) The Company and the Company Subsidiaries (i) are in material compliance and since January 1, 2013 have been in material compliance with the United States Foreign Corrupt Practices Act of 1977 (the “Foreign Corrupt Practices Act”) and any other United States and foreign Laws concerning corrupting payments and (ii) since January 1, 2013, have not been, to the Knowledge of the Company, investigated by any Governmental Entity with respect to, or been given written notice by a Governmental Entity of, any violation by the Company or such Company Subsidiary of the Foreign Corrupt Practices Act or any other United States or foreign Laws concerning corrupting payments.

(c) Since January 1, 2013, each Company Regulated Subsidiary has filed with the appropriate Governmental Entities, including state health and insurance regulatory authorities and any applicable federal regulatory authorities, all reports, statements, documents, registrations, filings or submissions required to be filed by them, except where the failure to make such filings, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of this Agreement, each such registration, filing and submission complied with applicable Law, and no deficiencies have been asserted by any Governmental Entity with respect to such registrations, filings or submissions that have not been cured, except where the noncompliance or deficiencies, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2013, the Company and each Company Regulated Subsidiary have, separately and in the aggregate, performed their obligations with respect to the Subsidiary Insurance Agreements, as applicable, in accordance with the terms of the Subsidiary Insurance Agreements, except where the failure to perform, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2013, all premium rates, rating plans and policy terms established or used by Company or any Company Regulated Subsidiary that are required to be filed with and/or approved by Governmental Entities have been so filed and/or approved and the premiums charged conform to the premiums so filed and/or approved and comply with the insurance Laws applicable thereto, except where the failure to make such filings or obtain such approvals or where such nonconformance or noncompliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.10 Permits. The Company and each of the Company Subsidiaries have all required governmental licenses, permits, certificates, approvals, billing and authorizations (“Permits”) necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used and each of the Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The operation of the business of the Company and the Company Subsidiaries as currently conducted is not, and has not been since January 1, 2014, in violation of, nor is the Company or any of the Company Subsidiaries in default or violation under, any Permit, and, to the Knowledge of the Company, no event has occurred which, with notice or lapse of time or both, would constitute a default or violation of any terms, condition or provision of any Permit, except in each case where such default or violation of such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. There are no actions pending or, to the Knowledge of the Company, threatened, that seek the revocation, cancellation or adverse modification of any Permit, except where such revocation, cancellation or adverse modification, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2014, neither the Company nor any Company Subsidiaries have received or been subject to any written notice, charge, claim or assertion alleging any violations of Permits, except for such violations which, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.11 Employee Benefit Plans; ERISA.

(a) Section 3.11(a) of the Company Disclosure Letter sets forth a correct and complete list of all material Company Benefit Plans. For purposes of this Agreement, “Company Benefit Plans” shall mean any Benefit Plan (i) to which the Company or any Company Subsidiary is a party, (ii) sponsored, maintained or contributed to, or required to be maintained or contributed to by the Company or any Company Subsidiary or (iii) with respect to which the Company or any Company Subsidiary has any obligation or liability.

(b) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, and each trust that is related to a Company Benefit Plan and intended to be tax exempt under Section 501(a) of the Code, has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code or exempt from taxation under Section 501(a) of the Code, as applicable, and, to the Knowledge of the Company, nothing has occurred that would adversely affect the qualification or tax exemption of any such Company Benefit Plan or related trust. Each Company Benefit Plan and any related trust complies in all respects, and has been established and administered in compliance in all respects with its terms and with ERISA, the Code, and other applicable Laws, in each case, except as individually or in the aggregate, has not had and would not reasonably be expected to result in material liability to the Company and the Company Subsidiaries (taken as a whole).

(c) No Company Benefit Plan is a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA).

(d) Neither the Company, any of the Company Subsidiaries nor any ERISA Affiliate maintains or contributes to, or has within the past six years maintained or contributed to, an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is subject to subtitles C or D of Title IV of ERISA, and no material liability under Title IV or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that could reasonably be expected to present a risk to the Company of incurring any such material liability.

(e) Neither the Company, any Company Benefit Plan nor, to the Knowledge of the Company, any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof, has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject the Company or any ERISA Affiliate to any tax or penalty on prohibited transactions imposed by Section 4975 of the Code, in each case, except as individually or in the aggregate, have not had and would not reasonably be expected to result in material liability to the Company and the Company Subsidiaries (taken as whole).

(f) With respect to each material Company Benefit Plan, correct and complete copies or forms of the following, as applicable, are publicly available or have been delivered or made available to Parent by the Company: (i) all such Company Benefit Plans (including all amendments thereto) to the extent in writing; (ii) written summaries of any such Benefit Plan not in writing; (iii) all related trust agreements, insurance contracts or other funding vehicles; (iv) the most recent annual report (Form 5500) filed with the Internal Revenue Service and most recent actuarial reports and financial statements; (v) the most recent determination or opinion letter from the Internal Revenue Service; and (vi) to the extent required by applicable Law, the most recent summary plan description and any summaries of material modification.

(g) No material Company Benefit Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of the Company or any of the Company Subsidiaries who reside or work outside of the United States on behalf of the Company or any Company Subsidiary.

(h) There are no pending, or to the Knowledge of the Company, threatened claims (other than routine claims for benefits) by, on behalf of or against any Company Benefit Plan or any trust related thereto, and no audit or other proceeding by a Governmental Entity is pending, or to the Knowledge of the Company, threatened with respect to any Company Benefit Plan, in each case, except as, individually or in the aggregate, have not had and would not reasonably be expected to result in material liability to the Company and the Company Subsidiaries (taken as whole).

(i) Except as required by applicable Law, no material Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of the Company Subsidiaries has any obligation to provide such benefits other than any payment or reimbursement of COBRA premiums as part of a severance benefit.

(j) No Company Benefit Plan or other agreement provides any person with any amount of additional compensation or gross-up if such individual is provided with amounts subject to excise or additional taxes imposed under Sections 4999 or 409A of the Code.

(k) None of the execution and delivery of this Agreement, shareholder or other approval of this Agreement or the consummation of the Mergers could, either alone or in combination with another event, (i) entitle any employee, director or officer of the Company or any of its Subsidiaries to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount, of compensation due to any such employee, director or officer, (iii) directly or indirectly require the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (iv) otherwise give rise to any material liability to the Company and the Company Subsidiaries, taken as a whole, under any Company Benefit Plan, (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any material Benefit Plan on or following the Effective Time, or (vi) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

Section 3.12 Labor Matters. As of the date hereof, (a) neither the Company nor any of the Company Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union or like organization, (b) to the knowledge of the Company, there are no activities or proceedings of any labor organization to organize any employees of the Company or any of the Company Subsidiaries and no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor or like organization, (c) there is no pending or, to the knowledge of the Company, threatened labor dispute, strike or work stoppage against the Company or any Company Subsidiary that may interfere with the business activities of the Company, except where such dispute, strike or work stoppage would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (d) there is no unfair labor practice charge against the Company or any of the Company Subsidiaries pending before the National Labor Relations Board or any comparable labor relations authority that would reasonably be expected to result in any material liability to the Company and the Company Subsidiaries, taken as a whole, and (e) there is no pending or, to the knowledge of the Company, threatened grievance, charge, complaint, audit or investigation by or before any Governmental Entity with respect to any current or former employees of the Company or any of the Company Subsidiaries except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.13 Environmental Matters. Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (a) the Company and the Company Subsidiaries have complied with, are in compliance with applicable Environmental Laws; (b) the Company and the Company Subsidiaries have all the environmental Permits necessary for the conduct and operation of the business as now being conducted, and all such environmental Permits are in good standing; (c) there is not now and has not been any Hazardous Substance used, generated, treated, released, or otherwise existing at, on, under or emanating from any Company or Company Subsidiaries owned, leased or operated property or, to the knowledge of the Company, formerly owned, leased or operated property; (d)

the Company and the Company Subsidiaries have not received any written notice of alleged, actual or potential responsibility for, or any inquiry or investigation regarding, any release or threatened release of Hazardous Substances or alleged violation of, or non-compliance with, any Environmental Law; (e) there is no site to which the Company or any of the Company Subsidiaries has transported or arranged for the transport of Hazardous Substances which, to the Knowledge of the Company, may become the subject of an environmental action; and (f) neither the Company nor any of the Company Subsidiaries has assumed or retained, by contract or operation of law, liabilities under any Environmental Law.

Section 3.14 Properties. Section 3.14(a) of the Company Disclosure Letter sets forth a correct and complete list of all real property owned by the Company or any Company Subsidiary (the “Company Owned Real Property”). As of the date hereof, except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company or one of its Subsidiaries has good title to, or valid leasehold or sublease interests or other comparable rights in, or relating to the Company Owned Real Property or Company Leased Property, as applicable, free and clear of all Liens, except for Permitted Liens, (b) the Company and each of its Subsidiaries has complied with the terms of all leases of real property of the Company and the Company Subsidiaries and all such leases are in full force and effect, enforceable in accordance with their terms against Company or any Company Subsidiary party thereto and, to the Knowledge of Company, the counterparties thereto and (c) there has been no event or occurrence that has resulted or would reasonably be expected to result (with or without the giving of notice, the lapse of time or both) in a default with respect to any such lease.

Section 3.15 Taxes.

(a) The Company and the Company Subsidiaries have timely filed all material Tax Returns required to be filed (taking into account any extensions of time within which to file such Tax Returns), and all such Tax Returns were complete and correct in all material respects, and the Company and the Company Subsidiaries have paid all material Taxes, whether or not shown to be due on such Tax Returns, or have established an adequate reserve therefor in accordance with GAAP.

(b) (i) There are no current audits, examinations or other proceedings pending with regard to any material Taxes of the Company or the Company Subsidiaries; and (ii) the Company and the Company Subsidiaries have not received a written notice or announcement of any audits or proceedings with respect to any material Taxes.

(c) No waivers of statutes of limitations have been given by or requested with respect to any material Taxes of the Company or the Company Subsidiaries.

(d) There are no material Tax Liens upon any property or assets of the Company and the Company Subsidiaries, except for Permitted Liens.

(e) None of the Company or any Company Subsidiary has any material obligation under any Tax sharing, Tax allocation or Tax indemnity agreement or similar contract or arrangement, in each case with any third party (other than customary gross-up or indemnification provisions in credit, derivatives, leases and similar agreements entered into in the ordinary course of business).

(f) Neither the Company nor any Company Subsidiary (A) is or has been a member of an affiliated group (other than a group the common parent of which is the Company) filing a consolidated federal income Tax Return or (B) has any liability for material Taxes of any Person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law.

(g) Neither the Company nor any Company Subsidiary will be required, as a result of (A) a change in accounting method for a Tax period beginning on or before the Closing, to include any material adjustment under Section 481(c) of the Code (or any similar provision of Tax Law) in taxable income for any Tax period beginning on or after the Closing Date, (B) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of Tax Law); (C) an installment sale or open transaction disposition made on or prior to the Closing Date; (D) a prepaid amount received on or prior to the Closing Date; or (E) an election under Section 108(i) of the Code, to include any material item of income in or exclude any material item of deduction from any Tax period beginning on or after the Closing.

(h) No written claim has been made by any Tax authority in a jurisdiction where the Company or any Company Subsidiary has not filed a Tax Return that it is or may be subject to any material Tax by such jurisdiction.

(i) None of the Company or any Company Subsidiary has been a party to any “listed transaction” within the meaning of Section 6011 of the Code and the regulations thereunder.

(j) In the last five (5) years, none of the Company or any Company Subsidiary has distributed stock of another Person or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.

(k) Assuming the 368 Opinion is delivered, the Company has not taken any action or knows of any fact or circumstance that could reasonably be expected to prevent the Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(l) This Section 3.15 and Section 3.11 contain the sole representations and warranties of the Company and the Company Subsidiaries with respect to Tax matters.

Section 3.16 Company Material Contracts.

(a) Except as filed as exhibits to the Company SEC Documents filed prior to the date hereof, Section 3.16(a) of the Company Disclosure Letter sets forth a list of each Contract to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound as of the date hereof which constitutes any Contract:

(i) required to be filed by the Company pursuant to Item 601(b)(10) of Regulation S-K of the SEC (other than a Company Benefit Plan listed on Section 3.11(a) of the Company Disclosure Letter);

(ii) which is (x) an agreement with a Governmental Entity whereby the Company or a Company Subsidiary is providing benefits to a beneficiary pursuant to a Medicare, Medicaid, Federal Employees Health Benefits Program, TRICARE, Military & Family Life Counseling program or Patient Centered Community Care Programs/VA Choice, excluding any Medicare or Medicaid Contract with a Governmental Entity whereby the Company is providing health care benefits to a Governmental Entity’s employees, former employees, retirees or their respective dependents, or (y) constituting a qualified health plan agreement with a state or federally facilitated health insurance exchange;

(iii) that is a reinsurance or coinsurance agreement or retrocession treaty to which the Company or any Company Subsidiary is a party as a cedent, a reinsurer or assumed from a Person other than a wholly-owned Subsidiary of the Company or any such agreement that is terminated or expired but under which there remains any material outstanding liability, in each case other than any intercompany agreements;

(iv) that is a Provider Contract with any of the ten (10) largest Providers as measured in terms of aggregate medical claim payments received from the Company and the Company Subsidiaries during the twelve months ended December 31, 2014, and in each case excluding any retail pharmacy, mail pharmacy or specialty pharmacy agreement;

(v) that either (A) restricts the ability of the Company or any Company Subsidiary from engaging or competing in any material line of business or in any geographic area in any material respect, or (B) upon consummation of the Mergers, would purport to restrict the ability of Parent or any of its Subsidiaries (other than the Surviving Corporation or any of the Company Subsidiaries) from engaging or competing in any material line of business or in any geographic area in any respect, in each case excluding any Contract with a Governmental Entity that, by its terms, limits the geographic areas in which the Company or such Company Subsidiary may offer its services;

(vi) relating to a partnership, joint venture or similar arrangement, that is in each case material to the Company and the Company Subsidiaries, taken as a whole;

(vii) between the Company or any Company Subsidiary, on the one hand, and any affiliates (other than Company Subsidiaries) of the Company or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K of the SEC;

(viii) limiting or otherwise restricting the ability of the Company or any of the Company Subsidiaries to pay dividends or make distributions to their respective stockholders;

(ix) relating to the borrowing of money from, or extension of credit to, any third party, in each case having a principal amount of indebtedness in excess of $3,000,000, other than accounts receivables and payables incurred or arising in the ordinary course of business;

(x) constituting a lease or sublease of any real or tangible personal property used or held by the Company or any of the Company Subsidiaries under which the Company or any of the Company Subsidiaries made payments of more than $2,000,000 in the aggregate during the twelve months ended December 31, 2014;

(xi) that is a material retail pharmacy, mail order pharmacy, specialty pharmacy or pharmacy benefit management agreement;

(xii) involving material outsourcing of claims, call centers or information technology services;

(xiii) (A) under which the Company or any Company Subsidiary uses or has the right to use any Licensed Company IP other than commercially available software with expected payments by the Company or such Company Subsidiary of less than $1,000,000 on an annual basis for the year ended December 31, 2015 as of the date hereof or (B) under which the Company or any Company Subsidiary has licensed or otherwise permitted others the right to use any Intellectual Property owned by the Company, other than for purposes of providing services to the Company or the Company Subsidiaries in the ordinary course of business consistent with past practices (such agreements described in clauses (A) and (B) above, the “Company IP Agreements”);

(xiv) with any of the ten (10) largest Key Employer Groups, based on aggregate revenues across all states, pursuant to which the Company or a Company Subsidiary administers health care benefits to members of such Key Employer Group;

(xv) any Contract that provides for any standstill, most favored nation provision or equivalent preferential terms (including any provider network agreements), exclusivity or similar obligations to which the Company or any Company Subsidiary is subject or a beneficiary thereof, which is material to the Company and the Company Subsidiaries, taken as a whole (or, following the consummation of the transactions contemplated hereby, would be material to Parent and its Subsidiaries, including the Surviving Entity (taken as a whole));

(xvi) relating to, or otherwise entered into in connection with, the disposition or acquisition of, or investment in, a business, by purchase of stock, securities or assets, or by merger, consolidation or contributions to capital, and under which the Company or any Company Subsidiary has a continuing indemnification obligation that is material to the Company and its Subsidiaries (taken as a whole); and

(xvii) that involves payments by the Company or any of the Company Subsidiaries of more than $10,000,000 during the twelve (12) month period ending December 31, 2014 and which is not terminable without penalty with one year or less notice, but excluding any (A) Provider Contract, (B) Contract with any external sales agent, broker or producer, (C) Contract with any Employer Group, or (D) Contract that is otherwise of a types described in any of the preceding clauses (i)-(xix) (in each case without giving effect to any qualification by materiality or monetary threshold set forth therein).

Each Contract required to be set forth in Section 3.16(a) of the Company Disclosure Letter is referred to herein as a “Company Material Contract”.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Material Contract is valid and binding on the Company and/or the Company Subsidiaries parties thereto, as applicable, and, to the Knowledge of the Company, each other party thereto, as applicable, and is in full force and effect (except that such enforcement may be subject to (x) applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (y) general equitable principles), (ii) the Company or the applicable Company Subsidiary has performed all obligations required to be performed by it under the Company Material Contracts, and there is no event or condition which has occurred or exists, which constitutes or could constitute (with or without notice, the happening of any event and/or the passage of time) a default or breach under any Company Material Contract by the Company or any Company Subsidiary or, to the Knowledge of the Company, each other party thereto, (iii) since January 1, 2014, neither the Company nor any of the Company Subsidiaries has received written notice of any actual, alleged, possible or potential violation of, or failure to comply with, any material term or requirement of any Company Material Contract by the Company or any of the Company Subsidiaries and (iv) neither the Company nor any of the Company Subsidiaries has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any Company Material Contract.

(c) The Company has delivered or made available to Parent or provided to Parent for review, prior to the execution of this Agreement, true and complete copies of all of the Company Material Contracts, including any material amendments or material waivers thereto.

Section 3.17 Intellectual Property.

(a) Section 3.17(a) of the Company Disclosure Letter sets forth a correct and complete (in all material respects) list of all Company Material Intellectual Property currently registered or subject to a pending application for registration with a Governmental Entity in the name of the Company or any of the Company Subsidiaries. To the Knowledge of the Company, the Company or a Company Subsidiary is the sole and exclusive owner of all such Company Material Intellectual Property, free and clear of all Liens, other than Permitted Liens and the Company IP Agreements.

(b) The Company and the Company Subsidiaries own, license or otherwise have the right to use all Intellectual Property used in the operation of their businesses as currently conducted except such Intellectual Property that, if not possessed by the Company or one of the Company Subsidiaries, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) Except for such Proceedings that, if resolved against the Company or any Company Subsidiary, would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, no Proceedings are pending or, to the Knowledge of the Company, have been threatened in writing (including cease and desist letters or requests for a license) since January 1, 2014, against the Company or any Company Subsidiary alleging infringement, misappropriation, or other violation of any Intellectual Property of another Person or challenging the ownership, validity or enforceability of the Intellectual Property listed on Section 3.17(a) of the Company Disclosure Letter.

(d) The operation of the Company’s and the Company Subsidiaries’ businesses as currently conducted and as conducted since January 1, 2014, does not infringe, misappropriate, or otherwise violate any Intellectual Property of any other Person, except for any such infringement, misappropriation or violation that has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) To the Knowledge of the Company, no Person is infringing, misappropriating, or otherwise violating the Intellectual Property owned by or exclusively licensed to the Company or any of the Company Subsidiaries, except for any such infringement, misappropriation or violation that has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) To the Knowledge of the Company, all registrations with any Governmental Entity for Company Material Intellectual Property that are listed on Section 3.17 of the Company Disclosure Letter are subsisting and unexpired and have not been abandoned or cancelled.

(g) The Company and the Company Subsidiaries take commercially reasonable actions to protect the confidentiality of trade secrets included in the Company Material Intellectual Property, except as has not resulted in or would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect.

(h) The Company and the Company Subsidiaries take commercially reasonable actions to maintain and protect the integrity, security and operation of their material software, networks, databases, systems and websites (and all information transmitted thereby or stored therein), and, to the Knowledge of the Company, there have been no violations of Law or the policies of the Company and the Company Subsidiaries with respect to same since January 1, 2014, except, in each case, as has not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2014, there has been no material known security breach or failure in, or disruptions of, the Company IT Assets that has not been fully remedied, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i) All Company Software which is owned by the Company or any of the Company Subsidiaries (“Company Proprietary Software”) functions substantially in compliance with applicable documentation and specifications, except in each case as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company IT Assets are sufficient in all material respects for the conduct of the business of the Company and Company Subsidiaries, taken as a whole, as currently conducted, except as would not reasonably be expected to result, individually or in the aggregate, in a Company Material Adverse Effect. To the Knowledge of the Company, except as would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect, no Software or other material that is distributed as “open source software” or under a similar open source licensing or distribution model, including, but not limited to, the GNU General Public License (GPL), GNU Lesser General Public License (LGPL) and Mozilla Public License (MPL) (“Open Source Software”) has been incorporated into any Company Proprietary Software in a manner that would (i) require any Company Proprietary Software (in whole or in material part) to be licensed, sold or disclosed, or (ii) grant the right to make derivative works of any Company Proprietary Software (in whole or in material part). To the Knowledge of the Company, the Company Proprietary Software does not contain any feature designed to disrupt, disable, or otherwise impair the functioning of any such Software. As used in this Agreement, “Company Software” means all Software that is material to the conduct of the business of the Company or Company Subsidiaries, taken as a whole, as currently conducted. As used in this Agreement, “Company IT Assets” means computers, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation owned by the Company or any Company Subsidiary or licensed or leased by the Company or any Company Subsidiary pursuant to written agreement (excluding any public networks), in each case, that are material to the conduct of the business of the Company or Company Subsidiaries, taken as a whole, as currently conducted.

(j) To the knowledge of the Company, as of the date of this Agreement, except in each case as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and the Company Subsidiaries are in compliance in all material respects with applicable Law, as well as their own policies, in each case, relating to privacy, data protection, and the collection and use of personal information collected, used or held for use by the Company or any Company Subsidiary in their business as currently conducted, (ii) no claims are pending or, to the Knowledge of the Company, threatened in writing against the Company or any Company Subsidiary alleging a violation of any person’s privacy rights, and (iii) the consummation of the transactions contemplated hereby will not breach or otherwise cause any violation in any material respect of Law or their own policies related to privacy, data protection, or the collection and use of personal information.

Section 3.18 Health Care Regulatory Matters.

(a) The Company and the Company Subsidiaries are, and since January 1, 2013 have been, in compliance with all health care or insurance Laws to the extent applicable to the operations, activities or services of the Company and the Company Subsidiaries and orders pursuant to such Laws applicable to the Company, any Company Subsidiary or any assets owned or used by them, including all Laws relating to: (i) the licensure, certification, qualification or authority to transact business in connection with the provision of, payment for, or arrangement of, health benefits or health insurance, including Laws that regulate managed care, third-party payors and persons bearing the financial risk for the provision or arrangement of health care services and, without limiting the generality of the foregoing, Laws relating to the Company’s and the Company Subsidiaries’ participation in the Programs; (ii) the solicitation or acceptance of improper incentives involving persons operating in the health care industry, including Laws prohibiting or regulating fraud and abuse, patient referrals or Provider incentives generally or under the following statutes: the Federal anti-kickback Law (42 U.S.C. § 1320a-7b) and the regulations promulgated thereunder, the Stark Laws (42 U.S.C. § 1395nn) and the regulations promulgated thereunder, the Federal False Claims Act (31 U.S.C. §§ 3729, et seq.), the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.) and the Federal Health Care Fraud Law (18 U.S.C. § 1347); (iii) the administration of health care claims or benefits or processing or payment for health care services, treatment or supplies furnished by Providers, including third party administrators, utilization review agents and persons performing quality assurance, credentialing or coordination of benefits; (iv) billings to insurance companies, health maintenance organizations and other managed care plans, claims for reimbursement or otherwise related to insurance fraud and abuse; (v) the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended; (vi) any Laws governing the privacy, security, integrity, accuracy, collection, use, transmission, storage or other protection of information about or belonging to actual or prospective participants in the Company’s Programs, including the Health Insurance Portability and Accountability Act; (vii) any state insurance or health maintenance organization Laws (including Laws relating to Medicaid and Medicare programs) pursuant to which any of the Company or Company Subsidiaries is required to be licensed or authorized to transact business; and (viii) the Patient Protection and Affordable Care Act (Pub. L. 111-148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152) and the regulations promulgated thereunder, collectively referred to as the Affordable Care Act or the “ACA,” including Laws relating to the state and federal exchanges as authorized by Section 1311 of the ACA (collectively, “Health Care Laws”), and has not since January 1, 2013 received any notice from any Governmental Entity alleging any material non-compliance with such Health Care Laws, except, in each case, where the failure to so comply (x) has not resulted in and would not reasonably be expected to result in a Company Material Adverse Effect and (y) that, as of the date hereof, would not reasonably be expected to materially impair the ability of the Company to perform its obligations hereunder or to prevent or to materially delay the consummation of the Mergers or the other transactions contemplated by this Agreement.

(b) Except as has not, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries have implemented compliance programs, including policies and procedures, reasonably designed to cause the Company and the Company Subsidiaries and their respective directors, officers, producers, agents and employees to be in compliance with, to the extent applicable, all Health Care Laws.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no third party payment program or Governmental Entity has imposed a fine, penalty or other sanction on the Company or the Company Subsidiaries.

(d) Except where the failure to so comply did not or would not, individually or in the aggregate, result in a Company Material Adverse Effect, each of the Company and the Company Subsidiaries meet all requirements for participation, claims submission and payment of the Programs and other third party payment programs. Except where it has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company and the Company Subsidiaries, or, to the knowledge of the Company, their respective officers, directors, employees, agents and contractors is currently or, since January 1, 2013, has been excluded from participation in any such Program or has failed to file (excluding where the Company or the applicable Company Subsidiary has made such filing following receipt of notice of a failure to timely file) any material report, statement, document, registration or other filing required to be filed under applicable Health Care Laws. Either the Company or the applicable Company Subsidiary is a party to one or more valid agreements with CMS and/or any state Medicaid agency (with respect to states where the Company or such Company Subsidiary so participates as a Medicaid contractor) authorizing its participation as a Program contractor under all applicable Laws.

(e) Neither the Company, nor any Company Subsidiary, is a party to any material corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, keep-well arrangements, capital maintenance agreements or agreements to maintain minimum risk-based capital level or rating or similar agreements with or imposed by any Governmental Entity.

(f) True and complete copies of all final examination reports and a listing of currently active examinations, in each case, as of the date hereof, including both financial and market conduct examinations, of any Governmental Entity since January 1, 2013 relating to the Company and the Company Subsidiaries have been delivered or made available to or are publicly available to Parent prior to the execution of this Agreement. There are no asserted deficiencies in any such final examination reports or currently active examinations that are material to the Company or the Company Subsidiaries that are not being or have not been addressed through the timely submission of a corrective action plan to the appropriate Governmental Entity or by other means permitted under applicable Law.

(g) Other than the Company Regulated Subsidiaries, neither the Company nor any Company Subsidiary is a Regulated Business. Section 3.18(g) of the Company Disclosure Letter sets forth each Company Subsidiary that is a Regulated Business (each, a “Company Regulated Subsidiary”), the Regulated Business licenses and certificates held by each Company Regulated Subsidiary, and the state where each Company Regulated Subsidiary is domiciled or commercially domiciled for Regulated Business purposes.

(h) All policy forms and certificates used by the Company or any of the Company Subsidiaries, the forms of all policies and certificates on which the Subsidiary Insurance Agreements were written and all amendments, endorsements and riders thereto, and all applications, brochures and marketing materials pertaining thereto have been approved by all applicable Governmental Entities or filed with and not objected to by such Governmental Entities within the period provided by applicable Law for objection, to the extent required by Law, and comply with all requirements of Law, except where the failure to obtain such approval or the failure to comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each Subsidiary have, separately and in the aggregate, performed their obligations with respect to the Subsidiary Insurance Agreements, as applicable, in accordance with the terms of the Subsidiary Insurance Agreements in all material respects.

(i) All premium rates, rating plans and policy terms established or used by the Company or any Company Regulated Subsidiary that are required to be filed with and/or approved by Governmental Entities have been so filed and/or approved in all material respects and the premiums charged conform in all material respects to the premiums so filed and/or approved and comply with the insurance Laws applicable thereto.

Section 3.19 Reserves. The loss reserves and other actuarial amounts of the Company Regulated Subsidiaries as of December 31, 2014 recorded in the Company SEC Documents and the Subsidiary SAP Statements: (i) were determined in all material respects in accordance with ASOPs in effect on that date (except as otherwise noted in such financial statements, including the notes thereto), (ii) are fairly stated in all material respects in accordance with generally accepted actuarial principles and (iii) include provisions for all actuarial reserves that were required at that time to be established in accordance with applicable Laws based on facts known to the Company as of such date; provided, that, without diminishing or affecting the foregoing, it is acknowledged and agreed by Parent and Merger Subs that the Company is not making any representation or warranty in this Agreement that the reserves referred to in this Section 3.19 have been or will be sufficient or adequate for the purposes for which they were established or that reinsurance taken into account in determining the amount of such reserves will be collectible.

Section 3.20 Capital or Surplus Maintenance. As of the date hereof, no Company Regulated Subsidiary is subject to any requirement imposed by a Governmental Entity to maintain specified capital or surplus amounts or levels or is subject to any restriction on the payment of dividends or other distributions on its shares of capital stock, except for any such requirements or restrictions under applicable Laws, including insurance laws and regulations, of general application.

Section 3.21 Related Party Transactions. As of the date of this Agreement, there are no Contracts between the Company or any Company Subsidiary, on the one hand, and the Company’s Affiliates (other than Company Subsidiaries), on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K of the Exchange Act.

Section 3.22 Insurance. All insurance policies (“Policies”) that provide coverage for the business and assets of the Company and the Company Subsidiaries are in full force and effect, except for such failures to be in full force and effect that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries is in breach or default, and neither the Company nor any of the Company Subsidiaries have taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of any material Policies. With respect to each of the legal proceedings set forth in the Company SEC Documents, no such insurer has informed the Company or any of the Company Subsidiaries in writing of any denial of coverage, except for such denials that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect. The Company and the Company Subsidiaries have not received any written notice of cancellation of any of the Policies, except for such cancellations that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect.

Section 3.23 Broker’s Fees. Neither the Company nor any of the Company Subsidiaries nor any of their respective officers or directors on behalf of the Company or such Company Subsidiaries has engaged or otherwise agreed to compensate any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated hereby (other than the Company Financial Advisor, whose fees and expenses shall be paid by the Company in accordance with the Company’s engagement letters with such Company Financial Advisor).

Section 3.24 Opinion of Financial Advisor. The Company Board has received the opinion of J.P. Morgan Securities LLC (the “Company Financial Advisor”) on the basis of and subject to the assumptions, qualifications and other matters set forth therein, as of the date thereof, the Merger Consideration to be paid to the holders of the Company Common Stock in the Merger is fair, from a financial point of view, to such holders. The Company shall provide a copy of such opinion solely for informational purposes to Parent as soon as practicable following execution and delivery of this Agreement.

Section 3.25 No Other Representations or Warranties.

(a) Except for the representations and warranties expressly contained in this Article III, neither the Company nor any Person acting on its behalf makes any other express or any implied representations or warranties in this Agreement with respect to (i) the Company or any Company Subsidiaries, any of their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any other matter relating to the Company or the Company Subsidiaries or (ii) the accuracy or completeness of any documentation, forecasts or other information provided by the Company or any Person acting on any of their behalf to Parent, any Affiliate of Parent or any Person acting on any of their behalf.

(b) The Company acknowledges Parent’s and Merger Subs’ representations and warranties set forth in Section 4.25.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT AND EACH MERGER SUB

Except as otherwise disclosed in (a) the Parent SEC Documents filed or furnished after January 1, 2014 and publicly available prior to the date hereof (but excluding any risk factor disclosure and disclosure of risks included in any “forward-looking statements” disclaimer or other disclosures included in such Parent SEC Documents that are cautionary, predictive or forward-looking in nature; provided, that the disclosure in the Parent SEC Documents shall not be deemed to qualify any representation or warranty contained in Sections 4.2, 4.3 and 4.5) or (b) a letter (the “Parent Disclosure Letter”) delivered to the Company by Parent prior to the execution of this Agreement (which Parent Disclosure Letter shall specifically identify by reference to sections of this Agreement any exceptions to, and shall qualify or modify each of the representations, warranties and covenants contained in this Agreement; provided, however, that any information set forth in one section of such Parent Disclosure Letter qualifying a section or subsection of this Article IV shall be deemed to qualify or modify each of the representations and warranties set forth in this Article IV to the extent the applicability of the disclosure to each other section is reasonably apparent on the face of the disclosure made), Parent and each Merger Sub represent and warrant to the Company as follows:

Section 4.1 Organization and Corporate Power.

(a) Each of Parent, Merger Sub I and Merger Sub II is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to own, lease and operate its respective properties and assets and to carry on its business as now being conducted. Each of Parent and Merger Sub I and Merger Sub II is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions in which the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Parent has made available to the Company correct and complete copies of its Constituent Documents, as in effect on the date of this Agreement. Parent is not in violation of any of its Constituent Documents.

(c) Section 4.1(c) of the Parent Disclosure Letter sets forth, as of the date hereof, a correct and complete list of (i) each Subsidiary of Parent (individually, a “Parent Subsidiary” and collectively, the “Parent Subsidiaries”) and (ii) each Parent Subsidiary’s jurisdiction of incorporation or organization. Each Parent Subsidiary is a corporation duly incorporated or a limited liability company, partnership or other entity duly organized and is validly existing and in good standing, if applicable, under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite corporate or other entity power and authority, as the case may be, to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be so duly incorporated, duly organized, validly existing or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each Parent Subsidiary is duly qualified or licensed to do business and is in good standing, if applicable, in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for those jurisdictions in which the failure to be so qualified or licensed or to be in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.2 Capitalization of Merger Subs.

(a) Since its date of incorporation, neither Merger Sub has carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(b) The authorized capital stock of Merger Sub I consists of 100 shares of common stock, par value $0.001 per share, all of which have been validly issued, are fully paid and nonassessable and are owned directly by Parent free and clear of any Lien.

(c) The authorized equity interests of Merger Sub II consists of 100 shares of common stock, par value $0.001 per share, all of which have been validly issued, are fully paid and nonassessable and are owned directly by Parent free and clear of any Lien.

Section 4.3 Parent Capitalization.

(a) The authorized capital stock of Parent consists of 200,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share (“Parent Preferred Stock,” and together with the Parent Common Stock, the “Parent Capital Stock”).

(b) As of the close of business on June 26, 2015, there were (i) 119,073,067 shares of Parent Common Stock issued and outstanding (other than restricted shares) and no shares of Parent Preferred Stock issued and outstanding and (ii) 7,687,324 shares of Parent Common Stock were reserved for issuance pursuant to outstanding awards and rights under Parent’s equity incentive plans, of which 1,158,248 shares of Parent Common Stock related to outstanding options, 23,280 shares of Parent Common Stock were shares of outstanding restricted stock and 6,505,796 shares of Parent Common Stock related to outstanding restricted stock units (assuming achievement of the applicable performance metrics at the target level); and (iii) 5,510,336 shares of Parent Common Stock were reserved for issuance in respect of future awards to be granted under Parent’s equity incentive plans. Except as set forth above, and for shares of Parent Common Stock reserved for issuance under Parent’s equity incentive plans, as of the close of business on June 26, 2015, no other Securities of Parent are issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Parent Common Stock have been, and any shares of Parent Common Stock issued upon the exercise of outstanding stock options to acquire shares of Parent Common Stock and vesting of restricted stock units with respect to Parent Common Stock will be, duly authorized and validly issued and are or will be fully paid, nonassessable and free of preemptive rights.

(c) Each grant of stock options to acquire shares of Parent Common Stock was granted in material compliance with all applicable Laws. Each grant of stock options to acquire shares of Parent Common Stock had, on the date of grant, an exercise price of no less than the fair market value of the shares of Parent Common Stock subject to such stock options.

(d) Except as set forth in Section 4.3(b) and except for ordinary course equity grants made prior to the Effective Time, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements, derivative contracts, forward sale contracts or undertakings of any kind to which Parent or any Parent Subsidiary is a party, or by which Parent or any Parent Subsidiary is bound, obligating Parent or any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional Securities of Parent or of any Parent Subsidiary or obligating Parent or any Parent Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement, derivative contracts, forward sale contracts or undertaking, or obligating Parent to make any payment based on or resulting from the value or price of Parent Common Stock or of any such security, option, warrant, call, right, commitment, agreement, arrangement, derivative contracts, forward sale contracts or undertaking. Except for acquisitions, or deemed acquisitions, of Parent Common Stock or other Securities of Parent in connection with (i) the payment of the exercise price of stock options to acquire Parent Common Stock (including in connection with “net” exercises), (ii) required Tax withholding in connection with the exercise of stock options to acquire Parent Common Stock and vesting of restricted stock units (including performance stock units) with respect to Parent Common Stock and (iii) forfeitures of stock options to acquire Parent Common Stock or restricted stock units (including performance stock units) with respect to Parent Common Stock, there are no outstanding contractual obligations of Parent or any Parent Subsidiary to repurchase, redeem or otherwise acquire any shares of Parent Capital Stock or any Securities of any Parent Subsidiary.

(e) There are no bonds, debentures, notes or other Indebtedness of Parent or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, Securities having the right to vote) on any matters on which stockholders of Parent may vote. Other than the Parent Voting Agreement, there are no stockholder agreements, voting trusts or other agreements or understandings to which Parent or any Parent Subsidiary is a party with respect to the holding, voting, registration, redemption, repurchase or disposition of, or that restricts the transfer of any Securities of Parent or any Parent Subsidiary.

(f) Parent is, directly or indirectly, the record and Beneficial Owner of all of the outstanding Securities of each Parent Subsidiary, free and clear of any Liens and free of any other limitation or restriction (other than transfer and other restrictions under applicable federal and state securities Laws and other than, in the case of Company Subsidiaries that are immaterial to the Company, immaterial Liens). All of such Securities so owned by Parent have been duly authorized, validly issued, and are fully paid and nonassessable (and no such shares have been issued in violation of any preemptive or similar rights). Except for the Securities of the Parent Subsidiaries and investments in marketable securities and cash equivalents maintained in the ordinary course of business, Parent does not own, directly or indirectly, any material amount of Securities or other ownership interests in any Person.

(g) The number of shares of authorized Parent Common Stock that have not been issued, subscribed for, or otherwise committed to be issued, is at least equal to the number of shares of Parent Common Stock to be issued pursuant to this Agreement (assuming no Appraisal Shares).

Section 4.4 Authority; Execution and Delivery; Enforceability; State Takeover Statutes.

(a) Each of Parent, Merger Sub I and Merger Sub II has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and subject to the approval of the Parent Stock Issuance by the affirmative vote of the holders of a majority of the votes cast at the Parent Stockholders Meeting (such approval, the “Parent Stockholder Approval”), and in the case of the Merger the effectiveness of the First Parent Stockholder Consent and, if applicable, in the case of the Second Merger the effectiveness of the Second Parent Stockholder Consent, to consummate the transactions contemplated hereby, including the Mergers. The execution and delivery by each of Parent, Merger Sub I and Merger Sub II of this Agreement, the performance and compliance by Parent, Merger Sub I and Merger Sub II with each of their respective obligations herein and the consummation by Parent, Merger Sub I and Merger Sub II of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent, Merger Sub I and Merger Sub II, subject, in the case of the Parent Stock Issuance, to receipt of the Parent Stockholder Approval, in the case of the Merger, to the effectiveness of the First Parent Stockholder Consent and, if applicable, in the case of the Second Merger to the due authorization by the Merger Sub II Board of Directors, and due execution, of the Second Merger Agreement and the effectiveness of the Second Parent Stockholder Consent. On or prior to the date hereof, Parent, as the sole stockholder of Merger Sub I, duly executed and delivered a stockholder consent, effective as of immediately following the execution of this Agreement, which, when effective, will duly adopt this Agreement (the “First Parent Stockholder Consent”). If applicable, on or prior to the date hereof Parent, as the sole stockholder of the Surviving Corporation and Merger Sub II, duly executed and delivered a stockholder consent, effective as of the later of the time immediately following (i) execution of the Second Merger Agreement and (ii) the Effective Time, which, when effective, will duly adopt the Second Merger Agreement (the “Second Parent Stockholder Consent”, and together with the First Parent Stockholder Consent, the “Parent Stockholder Consents”). Each of Parent, Merger Sub I and Merger Sub II has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company of this Agreement, this Agreement constitutes Parent’s and each Merger Sub’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought. Neither Parent nor any of the Merger Subs nor any of their respective “affiliates” or “associates” (as defined in Section 203 of the DGCL) is, or at any time during the three (3) years prior to and including the date of this Agreement has been, an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company and neither Parent nor any of the Merger Subs nor any of their “affiliates” or “associates” (as defined in Article VIII of the Company’s Seventh Amended and Restated Certificate of Incorporation) is or has been, an “Interested Stockholder” (as defined in Article VIII of the Company’s Seventh Amended and Restated Certificate of Incorporation).

(b) The Parent Board, at a meeting duly called and held, unanimously adopted resolutions (i) approving this Agreement and the consummation of the Mergers upon the terms and subject to the conditions set forth in this Agreement, (ii) determining that the terms of this Agreement, the Mergers, the Parent Stock Issuance and the other transactions contemplated hereby are fair to, and in the best interests of, Parent and its stockholders, (iii) directing that the Parent Stock Issuance be submitted to the stockholders of Parent for approval, (iv) recommending that Parent’s stockholders approve the Parent Stock Issuance (the “Parent Recommendation”), and (v) declaring this Agreement advisable. Subject to Section 5.4, the Parent Board has not rescinded, modified or withdrawn such resolutions in any way.

(c) Assuming the accuracy of the representation and warranty of the Company in the last sentence of Section 3.3(a), the Parent Stockholder Approval is the only vote of holders of any class or series of Parent Capital Stock necessary to approve the Parent Stock Issuance and the other transactions contemplated hereby.

(d) Parent is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.

Section 4.5 Consents and Approvals; No Conflicts.

(a) The execution, delivery and performance by Parent, Merger Sub I and Merger Sub II of this Agreement and the consummation by Parent, Merger Sub I and Merger Sub II of the transactions contemplated hereby do not and will not require any Consent of, or Filing with, any Governmental Entity, other than (i) the filing with the SEC of the preliminary Joint Proxy Statement, the Joint Proxy Statement and the Form S-4, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and, if applicable, the filing of a certificate of merger with respect to the Second Merger with the Secretary of State of the State of Delaware pursuant to the DGCL in connection with the Second Merger, (iii) filings, permits, authorizations, consents, notice to and approvals as may be required under, and other applicable requirements of, (A) the Exchange Act, (B) the Securities Act, (C) the rules and regulations of the NYSE, (D) those federal and state departments of health, state insurance departments and other Governmental Entities (excluding filings, permits, authorizations, consents, notice to and approvals as may be required under any Medicare or Medicaid Contract with a Governmental Entity whereby Parent is providing health care benefits to a Governmental Entity’s employees, former employees, retirees or their respective dependents which, to the extent applicable, are governed by Section 4.5(b)(ii)(y)), including those required under Health Care Laws, as set forth in Section 4.5(a) of the Parent Disclosure Letter and (E) the HSR Act, and (iv) such other Consents of, or Filings with, any Governmental Entity the failure of which to obtain or make, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Neither the execution and delivery of this Agreement by Parent , Merger Sub I or Merger Sub II, nor the consummation by Parent, Merger Sub I or Merger Sub II of the transactions contemplated hereby, nor compliance by Parent, Merger Sub I or Merger Sub II with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the Constituent Documents of Parent or any Parent Subsidiary or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.5(a), the Parent Stockholder Approval is duly obtained in accordance with the DGCL, the effectiveness of the Parent Stockholder Consents, the accuracy of the representation and warranty of the Company in the last sentence of Section 3.3(a) and, in the case of the Second Merger, the due authorization by the Merger Sub II Board of Directors, and due execution and delivery, of the Second Merger Agreement, (x) violate any Law or Order, in either case, applicable to Parent or any Parent Subsidiary or any of their respective properties or assets, (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any Parent Subsidiary under, any of the terms, conditions or provisions of any Contract to which Parent or any Parent Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of the foregoing clauses (x) and (y), for such violations as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.6 SEC Documents; Financial Statements; Undisclosed Liabilities.

(a) Parent has filed or furnished all reports, schedules, forms, statements, registration statements, prospectuses and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by Parent with the SEC under the Securities Act or the Exchange Act since January 1, 2013 (such documents, together with any documents filed or furnished during such period, by Parent to the SEC on a voluntary basis, in each case, as have been amended since the time of their filing or furnishing, and including all exhibits thereto, the “Parent SEC Documents”). No Parent Subsidiary is, or has at any time since January 1, 2014, been, subject to the periodic reporting requirements of the Exchange Act or is or has been otherwise required to file any form, report, statement, schedule, certificate or other document with the SEC.

(b) As of its respective date, or, if amended prior to the date hereof, as of the date of the last such amendment, each of the Parent SEC Documents complied when filed or furnished (or, if applicable, when amended) in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, in each case to the extent applicable to such Parent SEC Documents, and none of the Parent SEC Documents when filed or furnished (or in the case of a registration statement under the Securities Act, at the time it was declared effective) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (and no Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading).

(c) The consolidated financial statements of Parent included in the Parent SEC Documents (including, in each case, any notes or schedules thereto) and all related compilations, reviews and other reports issued by Parent’s accountants with respect thereto (the “Parent SEC Financial Statements”), have been derived from the accounting books and records of Parent and the Parent Subsidiaries and (i) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted by Form 10-Q and Regulation S-X of the SEC) and (ii) fairly present, in all material respects, the consolidated financial position of Parent and the Parent Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, and, where included, their consolidated stockholders’ equity and their consolidated cash flows for the respective periods indicated (subject, in the case of the unaudited statements, to normal year-end audit adjustments and the absence of notes or with respect to pro forma information, subject to the qualifications stated therein). Except as required by GAAP and disclosed in the Parent SEC Documents, between January 1, 2014 and the date of this Agreement, Parent has not made or adopted any material change in its accounting methods, practices or policies.

(d) Parent is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

(e) As of the date hereof, there are no material outstanding or unresolved comments in comment letters received from the SEC staff with respect to any Parent SEC Documents and none of the Parent SEC Documents is, to the Knowledge of Parent, the subject of ongoing SEC review. There are no formal internal investigations, any SEC inquiries or investigations or other inquiries or investigations by Governmental Entities that, to the Knowledge of Parent, are pending or threatened, in each case regarding any accounting practices of Parent or any Parent Subsidiary.

(f) Parent has designed and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. Parent’s disclosure controls and procedures are designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on Parent’s management’s most recently completed evaluation of Parent’s internal controls over financial reporting, Parent has no Knowledge of (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. Since January 1, 2014, to the Knowledge of Parent as of the date hereof, Parent has not received any material complaints from any source regarding accounting, internal accounting controls or auditing matters.

(g) Parent and the Parent Subsidiaries do not have any liabilities or obligations of any nature (whether absolute or contingent, asserted or unasserted, known or unknown, primary or secondary, direct or indirect, and whether or not accrued), except (i) those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect, (ii) as reflected or reserved against in the most recent audited balance sheet included in the Parent SEC Financial Statements or included in or reasonably apparent from the notes or management’s discussion and analysis related thereto, (iii) for liabilities and obligations incurred in the ordinary course of business since the date of the most recent audited balance sheet included in the Parent SEC Financial Statements and (iv) for liabilities and obligations arising out of or in connection with this Agreement or the Mergers. Neither Parent nor any Parent Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of the Parent Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any material “off balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K of the Exchange Act)), where the purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any Parent Subsidiary in the Parent SEC Financial Statements or other Parent SEC Documents.

(h) With respect to Parent Regulated Subsidiaries that produce statutory financial statements, Parent has previously delivered or made available to the Company correct and complete copies of the statutory financial statements of each such Parent Regulated Subsidiary, as filed with the applicable domestic regulators for the year ended December 31, 2014, together with all exhibits, statements and schedules thereto (together, the “Parent Subsidiary SAP Statements”), or such Parent Subsidiary SAP Statements are publicly available. The Parent Subsidiary SAP Statements were prepared from the books and records of the applicable Parent Regulated Subsidiary, fairly present, in all material respects, the respective statutory financial conditions of each of such Parent Regulated Subsidiaries at the respective dates thereof, and the statutory results of operations for the periods then ended in accordance with Applicable SAP applied on a consistent basis in all material respects throughout the periods indicated and consistent with each other, except as otherwise specifically noted therein.

(i) With respect to Parent Regulated Subsidiaries that do not produce statutory financial statements but do submit financial statements to their respective domestic regulators, the financial statements of each such Parent Regulated Subsidiary, as filed with the applicable domestic regulators since January 1, 2014 and for each subsequent quarterly period, together with all exhibits and schedules thereto are referred to herein as the “Parent Subsidiary Statements”). The Parent Subsidiary Statements fairly present, in all material respects, the respective financial conditions of each of such Parent Regulated Subsidiaries at the respective dates thereof, and the results of operations for the periods then ended in accordance with applicable accounting rules applied on a consistent basis throughout the periods indicated and consistent with each other, except as otherwise specifically noted therein.

Section 4.7 Absence of Certain Changes or Events. Since June 29, 2014 through the date of this Agreement, (a) Parent and the Parent Subsidiaries have conducted their businesses (taken as a whole) in all material respects only in the ordinary course and in a manner consistent with past practice and (b) there has not been any Parent Material Adverse Effect or any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

Section 4.8 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or either Merger Sub for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, and at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (b) the Joint Proxy Statement will, at the date it or any amendment or supplement is mailed to holders of the shares of Company Common Stock and Parent Common Stock and at the time of the Company Stockholders Meeting and at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by Parent or either Merger Sub regarding such portions thereof that relate expressly to the Company or any Company Subsidiaries or to statements made therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein). The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

Section 4.9 Legal Proceedings. As of the date of this Agreement, there are no Proceedings pending, or to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of the officers or directors of Parent, except, in each case, for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries is subject to any Order, except for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.10 Compliance with Laws.

(a) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect, since January 1, 2013 (i) Parent and the Parent Subsidiaries have complied and are in compliance with all Laws and Orders applicable to Parent or any Parent Subsidiary and (ii) neither Parent nor any Parent Subsidiary has received any written notice from a Governmental Entity alleging that Parent or a Parent Subsidiary is not in compliance with any Law or Order.

(b) Parent and Parent Subsidiaries (i) are in material compliance and since January 1, 2013, have been in material compliance with the Foreign Corrupt Practices Act and any other United States and foreign Laws concerning corrupting payments and (ii) since January 1, 2013, have not been, to the Knowledge of the Company, investigated by any Governmental Entity with respect to, or been given written notice by a Governmental Entity of, any violation by Parent or such Parent Subsidiary of the Foreign Corrupt Practices Act or any other United States or foreign Laws concerning corrupting payments.

(c) Since January 1, 2013, each Parent Regulated Subsidiary has filed with the appropriate Governmental Entities, including state health and insurance regulatory authorities and any applicable federal regulatory authorities, all reports, statements, documents, registrations, filings or submissions required to be filed by them, except where the failure to make such filings, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date of this Agreement, each such registration, filing and submission complied with applicable Law, and no deficiencies have been asserted by any Governmental Entity with respect to such registrations, filings or submissions that have not been cured, except where the noncompliance or deficiencies, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Since January 1, 2013, Parent and each Parent Regulated Subsidiaries have, separately and in the aggregate, performed their obligations with respect to the Parent Subsidiary Insurance Agreements, as applicable, in accordance with the terms of the Parent Subsidiary Insurance Agreements, except where the failure to perform, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Since January 1, 2013, all premium rates, rating plans and policy terms established or used by Parent or any Parent Regulated Subsidiary that are required to be filed with and/or approved by Governmental Entities have been so filed and/or approved and the premiums charged conform to the premiums so filed and/or approved and comply with the insurance Laws applicable thereto, except where the failure to make such filings or obtain such approvals or where such nonconformance or noncompliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.11 Permits. Parent and each of the Parent Subsidiaries have all Permits necessary for the conduct of their business and the use of their properties and assets, as presently conducted and used and each of the Permits is valid, subsisting and in full force and effect, except where the failure to have or maintain such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. The operation of the business of Parent and the Parent Subsidiaries as currently conducted is not, and has not been since January 1, 2014, in violation of, nor is Parent or any Parent Subsidiary in default or violation under, any Permit, and, to the Knowledge of Parent, no event has occurred which, with notice or lapse of time or both, would constitute a default or violation of any terms, condition or provision of any Permit, except, in each case, where such default or violation of such Permit, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. There are no actions pending or, to the Knowledge of Parent, threatened, that seek the revocation, cancellation or adverse modification of any Permit, except where such revocation, cancellation or adverse modification, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Since January 1, 2014, neither Parent nor any Parent Subsidiaries have received or been subject to any written notice, charge, claim or assertion alleging any violations of Permits, except for such violations which, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.12 Employee Benefit Plans; ERISA.

(a) For purposes of this Agreement, “Parent Benefit Plans” shall mean any Benefit Plan (i) to which Parent or any Parent Subsidiary is a party, (ii) sponsored, maintained or contributed to, or required to be maintained or contributed to by Parent or any Parent Subsidiary or (iii) with respect to which Parent or any Parent Subsidiary has any obligation or liability.

(b) Each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code, and each trust that is related to a Parent Benefit Plan and intended to be tax exempt under Section 501(a) of the Code, has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code or exempt from taxation under Section 501(a) of the Code, as applicable, and, to the Knowledge of Parent, nothing has occurred that would adversely affect the qualification or tax exemption of any such Parent Benefit Plan or related trust. Each Parent Benefit Plan and any related trust complies in all respects, and has been established and administered in compliance in all respects with its terms and with ERISA, the Code, and other applicable Laws, in each case, except as individually or in the aggregate, has not had and would not reasonably be expected to result in material liability to Parent and the Parent Subsidiaries (taken as whole).

(c) No Parent Benefit Plan is a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA).

(d) Neither Parent, any of the Parent Subsidiaries nor any ERISA Affiliate thereof maintains or contributes to, or has within the past six years maintained or contributed to, an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is subject to subtitles C or D of Title IV of ERISA, and no material liability under Title IV or Section 302 of ERISA has been incurred by Parent or any ERISA Affiliate thereof that has not been satisfied in full, and no condition exists that could reasonably be expected to present a risk to Parent of incurring any such material liability.

(e) Neither Parent, any Parent Benefit Plan nor, to the Knowledge of Parent, any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof, has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject Parent or any ERISA Affiliate thereof to any tax or penalty on prohibited transactions imposed by Section 4975 of the Code, in each case, except as individually or in the aggregate, have not had and would not reasonably be expected to result in material liability to Parent and the Parent Subsidiaries (taken as a whole).

(f) No material Parent Benefit Plan is maintained outside the jurisdiction of the United States or covers any employees or other service providers of Parent or any of the Parent Subsidiaries who reside or work outside of the United States on behalf of Parent or any Parent Subsidiary.

(g) There are no pending, or to the Knowledge of Parent, threatened claims (other than routine claims for benefits) by, on behalf of or against any Parent Benefit Plan or any trust related thereto, and no audit or other proceeding by a Governmental Entity is pending, or to the Knowledge of Parent, threatened with respect to any Parent Benefit Plan, in each case, except as, individually or in the aggregate, have not had and would not reasonably be expected to result in material liability to Parent and the Parent Subsidiaries (taken as a whole).

(h) Except as required by applicable Law, no material Parent Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of Parent or any of the Parent Subsidiaries has any obligation to provide such benefits other than any payment or reimbursement of COBRA premiums as part of a severance benefit.

(i) No Parent Benefit Plan or other agreement provides any person with any amount of additional compensation or gross-up if such individual is provided with amounts subject to excise or additional taxes imposed under Sections 4999 or 409A of the Code.

(j) None of the execution and delivery of this Agreement, shareholder or other approval of this Agreement or the consummation of the Mergers could, either alone or in combination with another event, (i) entitle any employee, director or officer of Parent or any of its Subsidiaries to severance pay or any material increase in severance pay, (ii) accelerate the time of payment or vesting, or materially increase the amount, of compensation due to any such employee, director or officer, (iii) directly or indirectly require Parent to transfer or set aside any assets to fund any material benefits under any Parent Benefit Plan, (iv) otherwise give rise to any material liability to Parent and the Parent Subsidiaries, taken as a whole, under any Parent Benefit Plan, (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any material Benefit Plan on or following the Effective Time, or (vi) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

Section 4.13 Employee and Labor Matters. As of the date hereof, (a) neither the Parent nor any of the Parent Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union or like organization, (b) to the knowledge of the Parent, there are no activities or proceedings of any labor organization to organize any employees of the Parent or any of the Parent Subsidiaries and no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor or like organization, (c) there is no pending or, to the knowledge of the Parent, threatened labor dispute, strike or work stoppage against the Parent or any Parent Subsidiary that may interfere with the business activities of the Parent, except where such dispute, strike or work stoppage would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (d) there is no unfair labor practice charge against the Parent or any of the Parent Subsidiaries pending before the National Labor Relations Board or any comparable labor relations authority that would reasonably be expected to result in any material liability to the Parent and the Parent Subsidiaries, taken as a whole, and (e) there is no pending or, to the knowledge of the Parent, threatened grievance, charge, complaint, audit or investigation by or before any Governmental Entity with respect to any current or former employees of the Parent or any of the Parent Subsidiaries except as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.14 Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) Parent and the Parent Subsidiaries have been and are in compliance with all applicable Environmental Laws, including, but not limited to, possessing, and complying with, all Permits and other authorizations from Governmental Entities necessary for the conduct and operation of the business as now being conducted;

(b) neither Parent nor any of the Parent Subsidiaries has (i) received a written notice from any Person, including but not limited to any Governmental Entity, alleging that they have been or are in violation of any Environmental Law or otherwise may be liable under any applicable Environmental Law, which violation or liability is unresolved or (ii) is a party or subject to any administrative or judicial Order pursuant to any Environmental Law; and

(c) with respect to real property that is currently or, to Parent’s Knowledge, was formerly owned, leased or operated by Parent or any of the Parent Subsidiaries, there have been no Releases of Hazardous Substances on, from, at, in or underneath any of such property that would result in a liability or obligation on the part of Parent or any Parent Subsidiary.

Section 4.15 Properties. Section 4.15 of the Parent Disclosure Letter sets forth a correct and complete list of all real property owned by Parent or any Parent Subsidiary (the “Parent Owned Real Property”). As of the date hereof, except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) Parent or one of its Subsidiaries has good title to, or valid leasehold or sublease interests or other comparable rights in, or relating to the Parent Owned Real Property or Parent Leased Property, as applicable, free and clear of all Liens, except for Permitted Liens, (b) Parent and each of its Subsidiaries has complied with the terms of all leases of real property of Parent and the Parent Subsidiaries and all such leases are in full force and effect, enforceable in accordance with their terms against Parent or any Parent Subsidiary party thereto and, to the Knowledge of Parent, the counterparties thereto and (c) there has been no event or occurrence that has resulted or would reasonably be expected to result (with or without the giving of notice, the lapse of time or both) in a default with respect to any such lease.

Section 4.16 Tax Returns and Tax Payments.

(a) Parent and the Parent Subsidiaries have timely filed all material Tax Returns required to be filed (taking into account any extensions of time within which to file such Tax Returns), and all such Tax Returns were complete and correct in all material respects, and Parent and the Parent Subsidiaries have paid all material Taxes, whether or not shown to be due on such Tax Returns, or have established an adequate reserve therefor in accordance with GAAP.

(b) (i) There are no current audits, examinations or other proceedings pending with regard to any material Taxes of Parent or the Parent Subsidiaries; and (ii) Parent or the Parent Subsidiaries have not received a written notice or announcement of any audits or proceedings with respect to any material Taxes.

(c) No waivers of statutes of limitations have been given by or requested with respect to any material Taxes of Parent or any Parent Subsidiaries.

(d) There are no material Tax Liens upon any property or assets of Parent and the Parent Subsidiaries, except for Permitted Liens.

(e) None of Parent or any Parent Subsidiary has any material obligation under any Tax sharing, Tax allocation or Tax indemnity agreement or similar contract or arrangement, in each case with any third party (other than customary gross-up or indemnification provisions in credit, derivatives, leases and similar agreements entered into in the ordinary course of business).

(f) Neither Parent nor any Parent Subsidiary (A) is or has been a member of an affiliated group (other than a group the common parent of which is Parent) filing a consolidated federal income Tax Return or (B) has any liability for material Taxes of any Person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law.

(g) Neither Parent nor any Parent Subsidiary will be required, as a result of (A) a change in accounting method for a Tax period beginning on or before the Closing, to include any material adjustment under Section 481(c) of the Code (or any similar provision of Tax Law) in taxable income for any Tax period beginning on or after the Closing Date, (B) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of Tax Law); (C) an installment sale or open transaction disposition made on or prior to the Closing Date; (D) a prepaid amount received on or prior to the Closing Date; or (E) an election under Section 108(i) of the Code, to include any material item of income in or exclude any material item of deduction from any Tax period beginning on or after the Closing.

(h) No written claim has been made by any Tax authority in a jurisdiction where Parent or any Parent Subsidiary has not filed a Tax Return that it is or may be subject to any material Tax by such jurisdiction.

(i) None of Parent or any Parent Subsidiary has been a party to any “listed transaction” within the meaning of Section 6011 of the Code and the regulations thereunder.

(j) In the last five (5) years, none of Parent or any Parent Subsidiary has distributed stock of another Person or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.

(k) Assuming the 368 Opinion is delivered, neither Parent nor any Parent Subsidiary has taken any action or knows of any fact or circumstance that could reasonably be expected to prevent the Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(l) This Section 4.16 and Section 4.12 contain the sole representations and warranties of Parent and the Parent Subsidiaries with respect to Tax matters.

Section 4.17 Material Contracts.

(a) “Parent Material Contracts” means all Contracts (other than Parent Benefit Plans) described in clauses (i) through (xiv) of this Section 4.17(a):

(i) required to be filed by Parent pursuant to Item 601(b)(10) of Regulation S-K of the SEC (other than a Parent Benefit Plan listed on Section 4.12(a) of the Parent Disclosure Letter);

(ii) which is (x) an agreement with a Governmental Entity whereby Parent or a Parent Subsidiary is providing benefits to a beneficiary pursuant to a Medicare, Medicaid, Federal Employees Health Benefits Program, TRICARE, State Children’s Health Insurance Program (CHIP), the Supplemental Security Income Program, also known as the Aged, Blind or Disabled Program, Military & Family Life Counseling program or Patient Centered Community Care programs/VA Choice, excluding any Medicare or Medicaid Contract with a Governmental Entity whereby Parent is providing health care benefits to a Governmental Entity’s employees, former employees, retirees or their respective dependents, or (y) constituting a qualified health plan agreement with a state or federally facilitated health insurance exchange;

(iii) that is a reinsurance or coinsurance agreement or retrocession treaty to which Parent or any Parent Subsidiary is a party as a cedent, a reinsurer or assumed from a Person other than a wholly-owned Subsidiary of Parent or any such agreement that is terminated or expired but under which there remains any material outstanding liability, in each case other than any intercompany agreements;

(iv) that is a Provider Contract with any of the ten (10) largest Providers as measured in terms of aggregate medical claim payments received from Parent and the Parent Subsidiaries during the twelve months ended December 31, 2014, and in each case excluding any retail pharmacy, mail pharmacy or specialty pharmacy agreement;

(v) that either (A) restricts the ability of Parent or any Parent Subsidiary from engaging or competing in any material line of business or in any geographic area in any material respect, or (B) upon consummation of the Mergers, would purport to restrict the ability of Parent or any of its Subsidiaries (other than the Surviving Corporation or any of its Subsidiaries) from engaging or competing in any material line of business or in any geographic area in any respect, in each case excluding any Contract with a Governmental Entity that, by its terms, limits the geographic areas in which Parent or such Parent Subsidiary may offer its services;

(vi) relating to a partnership, joint venture or similar arrangement, that is in each case material to Parent and the Parent Subsidiaries, taken as a whole;

(vii) between the Parent or any Parent Subsidiary, on the one hand, and any affiliates (other than Parent Subsidiaries) of Parent or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K of the SEC;

(viii) limiting or otherwise restricting the ability of Parent or any of the Parent Subsidiaries to pay dividends or make distributions to their respective stockholders;

(ix) relating to the borrowing of money from, or extension of credit to, any third party, in each case having a principal amount of indebtedness in excess of $3,000,000, other than accounts receivables and payables incurred or arising in the ordinary course of business;

(x) constituting a lease or sublease of any real or tangible personal property used or held by Parent or any of the Parent Subsidiaries under which Parent or any of the Parent Subsidiaries made payments of more than $2,000,000 in the aggregate during the twelve months ended December 31, 2014;

(xi) that is a material retail pharmacy, mail order pharmacy, specialty pharmacy or pharmacy benefit management agreement;

(xii) involving material outsourcing of claims, call centers or information technology services;

(xiii) (A) under which Parent or any Parent Subsidiary uses or has the right to use any Licensed Parent IP other than commercially available software with expected payments by Parent or such Parent Subsidiary of less than $1,000,000 on an annual basis for the year ended December 31, 2015 as of the date hereof or (B) under which Parent or any Parent Subsidiary has licensed or otherwise permitted others the right to use any Parent Intellectual Property, other than for purposes of providing services to Parent or the Parent Subsidiaries in the ordinary course of business consistent with past practices (such agreements described in clauses (A) and (B) above, the “Parent IP Agreements”);

(xiv) relating to, or otherwise entered into in connection with, the disposition or acquisition of, or investment in, a business, by purchase of stock, securities or assets, or by merger, consolidation or contributions to capital, and under which Parent or any Parent Subsidiary has a continuing indemnification obligation that is material to Parent and its Subsidiaries (taken as a whole); and

(xv) that involves payments by Parent or any of the Parent Subsidiaries of more than $10,000,000 during the twelve (12) month period ending December 31, 2014 and which is not terminable without penalty with one year or less notice, but excluding any (A) Provider Contract, (B) Contract with any external sales agent, broker or producer, (C) Contract with any Employer Group, or (D) Contract that is otherwise of a types described in any of the preceding clauses (i)-(xvii) (in each case without giving effect to any qualification by materiality or monetary threshold set forth therein).

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Material Contract is valid and binding on Parent and/or Parent’s Subsidiaries parties thereto, as applicable, and, to the Knowledge of Parent, each other party thereto, as applicable, and is in full force and effect (except that such enforcement may be subject to (x) applicable bankruptcy, insolvency or other similar laws, now or hereafter in effect, affecting creditors’ rights generally and (y) general equitable principles), (ii) Parent or the applicable Parent Subsidiary has performed all obligations required to be performed by it under the Parent Material Contracts, and there is no event or condition which has occurred or exists, which constitutes or could constitute (with or without notice, the happening of any event and/or the passage of time) a default or breach under any Parent Material Contract by Parent or any Parent Subsidiary or, to the Knowledge of Parent, each other party thereto, (iii) since January 1, 2014, neither Parent nor any of the Parent Subsidiaries has received written notice of any actual, alleged, possible or potential violation of, or failure to comply with, any material term or requirement of any Parent Material Contract by Parent or any of its Subsidiaries and (iv) neither Parent nor any of its Subsidiaries has received any written notice of the intention of any party to cancel, terminate, materially change the scope of rights under or fail to renew any Parent Material Contract.

Section 4.18 Intellectual Property.

(a) To the Knowledge of Parent, Parent or a Parent Subsidiary is the sole and exclusive owner of all Parent Material Intellectual Property currently registered or subject to a pending application for registration with a Governmental Entity in the name of Parent or any of the Parent Subsidiaries, free and clear of all Liens, other than Permitted Liens and the Parent IP Agreements.

(b) Parent and the Parent Subsidiaries own, license or otherwise have the right to use all Intellectual Property used in the operation of their businesses as currently conducted except such Intellectual Property that, if not possessed by Parent or one of the Parent Subsidiaries, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Except for such Proceedings that, if resolved against Parent or any Parent Subsidiary, would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, no Proceedings are pending or, to the Knowledge of Parent, have been threatened in writing (including cease and desist letters or requests for a license) since January 1, 2014, against Parent or any Parent Subsidiary alleging infringement, misappropriation, or other violation of any Intellectual Property of another Person or challenging the ownership, validity or enforceability of any registrations with any Governmental Entity for Parent Material Intellectual Property.

(d) The operation of Parent’s and the Parent Subsidiaries’ businesses as currently conducted and as conducted since January 1, 2014, does not infringe, misappropriate, or otherwise violate any Intellectual Property of any other Person, except for any such infringement, misappropriation or violation that has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) To the Knowledge of Parent, all registrations with any Governmental Entity for Parent Material Intellectual Property are subsisting and unexpired and have not been abandoned or cancelled.

(f) To the Knowledge of Parent, no Person is infringing, misappropriating, or otherwise violating the Intellectual Property owned by or exclusively licensed to Parent or any of the Parent Subsidiaries, except for any such infringement, misappropriation or violation that has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(g) Parent and the Parent Subsidiaries take commercially reasonable actions to protect the confidentiality of trade secrets included in the Parent Material Intellectual Property, except as has not resulted in or would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

(h) Parent and the Parent Subsidiaries take commercially reasonable actions to maintain and protect the integrity, security and operation of their material software, networks, databases, systems and websites (and all information transmitted thereby or stored therein), and, to the Knowledge of Parent, there have been no material violations of Law or the policies of Parent and the Parent Subsidiaries with respect to same since January 1, 2014, except, in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2014, there has been no material known security breach or failure in, or disruptions of, Parent IT Assets that has not been fully remedied, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(i) All Software which is owned by Parent or any of the Parent Subsidiaries (“Parent Proprietary Software”) functions substantially in compliance with applicable documentation and specifications, except in each case as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Parent IT Assets are sufficient in all material respects for the conduct of the business of Parent and the Parent Subsidiaries, taken as a whole, as currently conducted, except as would not reasonably be expected to result, individually or in the aggregate, in a Parent Material Adverse Effect. To the Knowledge of Parent, except as would not reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect, no Software or other Open Source Software has been incorporated into any material Software which is owned by Parent or any Parent Subsidiary (“Parent Proprietary Software”) in a manner that would (i) require any Parent Proprietary Software (in whole or in material part) to be licensed, sold or disclosed or (ii) grant the right to make derivative works of any Parent Proprietary Software (in whole or in material part). To the Knowledge of Parent, the Parent Proprietary Software does not contain any feature designed to disrupt, disable, or otherwise impair the functioning of any such Software. As used in this Agreement, “Parent Software” means all Software that is material to the conduct of the business of Parent or the Parent Subsidiaries, taken as a whole, as currently conducted. As used in this Agreement, “Parent IT Assets” means computers, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation owned by Parent or any Parent Subsidiary or licensed or leased by Parent or any Parent Subsidiary pursuant to written agreement (excluding any public networks), in each case, that are material to the conduct of the business of Parent or Parent Subsidiaries, taken as a whole, as currently conducted.

(j) To the Knowledge of Parent, as of the date of this Agreement, except in each case as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) Parent and the Parent Subsidiaries are in

compliance in all material respects with applicable Law, as well as their own policies, in each case, relating to privacy, data protection, and the collection and use of personal information collected, used or held for use by Parent or any Parent Subsidiary in their business as currently conducted, (ii) no claims are pending or, to the Knowledge of Parent, threatened in writing against Parent or any Parent Subsidiary alleging a violation of any person’s privacy rights, and (iii) the consummation of the transactions contemplated hereby will not breach or otherwise cause any violation in any material respect of Law or their own policies related to privacy, data protection, or the collection and use of personal information.

Section 4.19 Health Care Regulatory Compliance.

(a) Parent and the Parent Subsidiaries are, and since January 1, 2013 have been, in compliance with all health care or insurance Laws to the extent applicable to the operations, activities or services of Parent and the Parent Subsidiaries and orders pursuant to such Laws applicable to Parent, any Parent Subsidiary or any assets owned or used by them, including all Laws relating to: (i) the licensure, certification, qualification or authority to transact business in connection with the provision of, payment for, or arrangement of, health benefits or health insurance, including Laws that regulate managed care, third-party payors and persons bearing the financial risk for the provision or arrangement of health care services and, without limiting the generality of the foregoing, Laws relating to Parent’s and the Parent Subsidiaries’ participation in the Programs; (ii) the solicitation or acceptance of improper incentives involving persons operating in the health care industry, including Laws prohibiting or regulating fraud and abuse, patient referrals or Provider incentives generally or under the following statutes: the Federal anti-kickback Law (42 U.S.C. § 1320a-7b) and the regulations promulgated thereunder, the Stark Laws (42 U.S.C. § 1395nn) and the regulations promulgated thereunder, the Federal False Claims Act (31 U.S.C. §§ 3729, et seq.), the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.) and the Federal Health Care Fraud Law (18 U.S.C. § 1347); (iii) the administration of health care claims or benefits or processing or payment for health care services, treatment or supplies furnished by Providers, including third party administrators, utilization review agents and persons performing quality assurance, credentialing or coordination of benefits; (iv) billings to insurance companies, health maintenance organizations and other managed care plans, claims for reimbursement or otherwise related to insurance fraud and abuse; (v) the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended; (vi) any Laws governing the privacy, security, integrity, accuracy, collection, use, transmission, storage or other protection of information about or belonging to actual or prospective participants in Parent’s Programs, including the Health Insurance Portability and Accountability Act; and (vii) any Health Care Law, and has not since January 1, 2013 received any notice from any Governmental Entity alleging any material non-compliance with such Health Care Laws, except, in each case, where the failure to so comply (x) has not resulted in and would not reasonably be expected to result in a Parent Material Adverse Effect and (y) that, as of the date hereof, would not reasonably be expected to materially impair the ability of Parent to perform its obligations hereunder or to prevent or to materially delay the consummation of the Merger or the other transactions contemplated by this Agreement.

(b) Except as has not, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and the Parent Subsidiaries have implemented compliance programs, including policies and procedures, reasonably designed to cause Parent and the Parent Subsidiaries and their respective directors, officers, producers, agents and employees to be in compliance with, to the extent applicable, all Health Care Laws.

(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, no third party payment program or Governmental Entity has imposed a fine, penalty or other sanction on Parent or the Parent Subsidiaries.

(d) Except where the failure to so comply did not or would not, individually or in the aggregate, result in a Parent Material Adverse Effect, each of Parent and the Parent Subsidiaries meet all requirements for participation, claims submission and payment of the Programs and other third party payment programs. Except where it has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of Parent and the Parent Subsidiaries, or, to the knowledge of Parent, their respective officers, directors, employees, agents and contractors is currently or, since January 1, 2013, has been excluded from participation in any such Program or has failed to file (excluding where Parent or the applicable Parent Subsidiary has made such filing following receipt of notice of a failure to timely file) any material report, statement, document, registration or other filing required to be filed under applicable Health Care Laws. Either Parent or the applicable Parent Subsidiary is a party to one or more valid agreements with CMS and/or any state Medicaid agency (with respect to states where Parent or such Parent Subsidiary so participates as a Medicaid contractor) authorizing its participation as a Program contractor under all applicable Laws.

(e) Neither Parent, nor any Parent Subsidiary, is a party to any corporate material integrity agreements, monitoring agreements, consent decrees, settlement orders, keep-well arrangements, capital maintenance agreements or agreements to maintain minimum risk-based capital level or rating or similar agreements with or imposed by any Governmental Entity.

(f) There are no asserted deficiencies in any such final examination reports or currently active examinations that are material to Parent or the Parent Subsidiaries that are not being or have not been addressed through the timely submission of a corrective action plan to the appropriate Governmental Entity or by other means permitted under applicable Law.

(g) Other than the Parent Regulated Subsidiaries, neither Parent nor any Parent Subsidiary is a Regulated Business. Section 4.19(g) of the Parent Disclosure Letter sets forth each Parent Subsidiary that is a Regulated Business (each, a “Parent Regulated Subsidiary”) and the state where each Parent Regulated Subsidiary is domiciled or commercially domiciled for Regulated Business purposes.

(h) All policy forms and certificates used by Parent or any of the Parent Subsidiaries, the forms of all policies and certificates on which the Parent Subsidiary Insurance Agreements were written and all amendments, endorsements and riders thereto, and all applications, brochures and marketing materials pertaining thereto have been approved by all applicable Governmental Entities or filed with and not objected to by such Governmental Entities within the period provided by applicable Law for objection, to the extent required by

Law, and comply with all requirements of Law, except where the failure to obtain such approval or the failure to comply has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and each Parent Subsidiary have, separately and in the aggregate, performed their obligations with respect to the Parent Subsidiary Insurance Agreements, as applicable, in accordance with the terms of the Parent Subsidiary Insurance Agreements in all material respects.

(i) All premium rates, rating plans and policy terms established or used by Parent or any Parent Regulated Subsidiary that are required to be filed with and/or approved by Governmental Entities have been so filed and/or approved in all material respects and the premiums charged conform in all material respects to the premiums so filed and/or approved and comply with the insurance Laws applicable thereto.

Section 4.20 Related Party Transactions. As of the date of this Agreement, there are no Contracts between Parent or any Parent Subsidiary, on the one hand, and Parent’s Affiliates (other than Parent Subsidiaries), on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K of the Exchange Act.

Section 4.21 Insurance. All insurance policies (“Parent Policies”) that provide coverage for the business and assets of Parent and the Parent Subsidiaries are in full force and effect, except for such failures to be in full force and effect that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of the Parent Subsidiaries is in breach or default, and neither Parent nor any of the Parent Subsidiaries have taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of any material Parent Policies. With respect to each of the legal proceedings set forth in the Parent SEC Documents, no such insurer has informed Parent or any of the Parent Subsidiaries in writing of any denial of coverage, except for such denials that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Parent Material Adverse Effect. Parent and the Parent Subsidiaries have not received any written notice of cancellation of any of the Parent Policies, except for such cancellations that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Parent Material Adverse Effect.

Section 4.22 Financing. Parent has delivered to the Company a correct and complete fully executed copy of the commitment letter, dated as of July 2, 2015, between Parent, Wells Fargo Bank, National Association (“WF Bank”), WF Investment Holdings, LLC (“WFIH”) and Wells Fargo Securities, LLC (“WF Securities”, together with WF Bank and WFIH, “Wells Fargo”), including all exhibits, schedules, annexes and amendments to such letter in effect as of the date of this Agreement (the “Commitment Letter”), pursuant to which and subject to the terms and conditions thereof the lender thereunder has committed to lend the amounts set forth therein (the provision of such funds as set forth therein, but subject to the provisions of Section 5.10, the “Financing”) for the purposes set forth in such Commitment Letter. Parent has also delivered to the Company a correct and complete fully executed copy of (i) the Initial Lenders Fee Letter and the Structuring and Administrative Fee Letter, each dated as of July 2, 2015, between Parent and Wells Fargo and (ii) the Engagement Letter, dated as of July 2, 2015, between Parent and WF Securities; provided that the fee amounts, pricing caps and other economic terms, and the rates and amounts included in the “market flex” provisions (but not covenants) have been redacted. The Commitment Letter has not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained in the Commitment Letter have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement. As of the date of this Agreement, there are no other Contracts, side letters or other arrangements to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound relating to the availability, amount or conditionality of the Financing. As of the execution and delivery of this Agreement, the Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of each of Parent and, to the Knowledge of Parent, the other parties thereto, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought. Parent has fully paid (or caused to be fully paid) any and all commitment fees or other fees required by the Commitment Letters to be paid on or before the date of this Agreement. There are no conditions precedent (including pursuant to any “flex” provisions) related to the funding of the full amount of the Financing pursuant to the Commitment Letter, other than as expressly set forth in the Commitment Letter. Subject to the terms and conditions of the Commitment Letter, assuming the accuracy of the Company’s representations and warranties contained in Article III and assuming no breach or default by the Company of its covenants contained in Section 5.1, the net proceeds contemplated from the Financing, together with cash on hand and marketable securities of Parent and of the Company and its Subsidiaries on the Closing Date, will, in the aggregate, be sufficient for the payment of the aggregate cash portion of the Merger Consideration and any other amounts required to be paid pursuant to Article II hereof, the funding of any required refinancings or repayments of any existing Indebtedness of the Company or Parent in connection with the Merger and the payment of all fees and expenses reasonably expected to be incurred by Parent, the Merger Subs and the Surviving Corporation in connection with the Merger and the Financing (collectively, such amount, the “Required Funding Amount”). As of the date of this Agreement, no event has occurred which would result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) by Parent or either of the Merger Subs under the Commitment Letter, and Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied or that Financing will not be available to Parent on the Closing Date. Parent has fully paid all commitment fees or other fees required to be paid on or prior to the date of this Agreement in connection with the Financing.

Section 4.23 Broker’s Fees. Neither Parent nor any of the Parent Subsidiaries nor any of their respective officers or directors, on behalf of Parent or such Parent Subsidiary, has engaged or otherwise agreed to compensate any financial advisor, broker or finder or incurred any liability for any financial advisory fee, broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated hereby (other than the Parent Financial Advisors, whose fees and expenses shall be paid by Parent in accordance with Parent’s engagement letters with such Parent Financial Advisors).

Section 4.24 Opinion of Financial Advisors. The Parent Board has received the opinion of each of Allen & Company and Evercore (collectively, the “Parent Financial

Advisors”), to the effect that, subject to the assumptions, qualifications and other matters set forth therein, as of the date thereof, the Merger Consideration to be paid by Parent pursuant to this Agreement is fair, from a financial point of view, to Parent. Parent shall provide a copy of each such opinion solely for informational purposes to the Company as soon as practicable following execution and delivery of this Agreement.

Section 4.25 No Other Representations or Warranties.

(a) Except for the representations and warranties expressly contained in this Article IV, none of Parent, Merger Sub I, Merger Sub II or any Person acting on its behalf makes any other express or any implied representations or warranties in this Agreement with respect to (i) Parent or any Parent Subsidiaries, any of their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or any other matter relating to Parent or the Parent Subsidiaries or (ii) the accuracy or completeness of any documentation, forecasts or other information provided by Parent, Merger Sub I, Merger Sub II or any Person acting on any of their behalf to the Company, any Affiliate of the Company or any Person acting on any of their behalf.

(b) Parent acknowledges the Company’s representations and warranties set forth in Section 3.25.

ARTICLE V

COVENANTS

Section 5.1 Company Conduct of Business Prior to the Effective Time. Except as expressly contemplated or permitted by this Agreement or as set forth in Section 5.1 of the Company Disclosure Letter (in response to the enumerated clauses (a) –(r) below), during the period from the date of this Agreement to the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1, except as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause the Company Subsidiaries to, conduct its business in all material respects in the ordinary course of business consistent with past practice, and, to the extent consistent therewith, use commercially reasonable efforts to (i) preserve intact in all material respects its business organization, (ii) maintain in effect all necessary licenses, Permits, consents, franchises, approvals and authorizations, (iii) keep available the services of its executive officers and key employees on commercially reasonable terms and (iv) maintain satisfactory relationships with its customers, lenders, suppliers and other Persons having material business relationships with it and with Governmental Entities having jurisdiction over its business and operation. Without limiting the generality of the foregoing, and except (x) as set forth in Section 5.1 of the Company Disclosure Letter, (y) as expressly contemplated or permitted by this Agreement or (z) as required by Law or any Governmental Entity, during the period from the date of this Agreement to the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1, the Company shall not, and shall cause the Company Subsidiaries not to, without the prior written consent of Parent in each instance (such consent (other than with respect to (b), (d) and (e) of this Section 5.1) not to be unreasonably withheld, conditioned or delayed):

(a) (i) in the case of the Company, amend the Constituent Documents of the Company (including by merger, consolidation or otherwise), or (ii) in the case of any Company Subsidiary, amend in any material respect the Constituent Documents of such Company Subsidiary (including by merger, consolidation or otherwise);

(b) issue, sell, grant, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other Lien of (i) any shares of Company Capital Stock or any other Securities of the Company or any Company Subsidiary, or any rights, warrants, options, calls, restricted stock units, stock appreciation rights, commitments or any other agreements of any character to purchase or acquire any Company Capital Stock or other Securities of the Company or any Company Subsidiary, or (ii) any other Securities in respect of, in lieu of, or in substitution for, any shares of Company Capital Stock or other Securities of the Company or any Company Subsidiary outstanding on the date hereof, other than, in the case of clauses (i) and (ii), the issuance of shares of Company Common Stock pursuant to the exercise of Company Stock Options and the vesting or distribution of Company RSUs and Company PSUs under the Company Stock Plans that are outstanding on the date hereof or pursuant to the exercise of Company Stock Options and the vesting or distribution of Company RSUs and Company PSUs granted after the date hereof under the Company Stock Plans in accordance with this Agreement, in either case in accordance with their terms on the date hereof (or on the date of grant, if later);

(c) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any outstanding shares of Company Capital Stock or other Securities of the Company or any Company Subsidiary (other than (i) to the extent required or permitted pursuant to the Company Benefit Plans or (ii) pursuant to the Company Rights Agreement), or split, combine, subdivide, consolidate or reclassify any shares of Company Capital Stock;

(d) declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution (whether in cash, stock or property or any combination thereof) in respect of any shares of Company Capital Stock or other Securities of the Company or any Company Subsidiary or otherwise make any payments to its or their stockholders or other equityholders in their capacity as such, other than dividends and distributions by a direct or indirect wholly owned Company Subsidiary to the Company or to another direct or indirect wholly owned Company Subsidiary;

(e) (i) other than borrowings under the Company’s credit facilities and other lines of credit in existence as of the date of this Agreement, incur or otherwise acquire, or modify in any material respect the terms of, any Indebtedness for borrowed money or assume, guarantee or endorse or otherwise become responsible for any such Indebtedness of any Person other than a wholly owned Company Subsidiary, make any loans, advances or capital contributions to, or investments in, any other Person other than a wholly owned Company Subsidiary or issue or sell any debt securities or calls, options, warrants, or other rights to acquire any debt securities of the Company or the Company Subsidiaries, enter into any “keep well” or Contract to maintain any financial statement condition of another Person or enter into any arrangement (including any capital lease) having the economic effect of the foregoing; provided that no Indebtedness incurred by the Company or the Company Subsidiaries shall have any voting rights associated therewith or (ii) redeem, repurchase, prepay, defease or cancel any Indebtedness for borrowed money, other than, in the case of clause (ii), (1) as required in accordance with its terms or expressly required by this Agreement or (2) in the ordinary course of business consistent with past practice;

(f) sell, transfer, lease, license, mortgage, pledge, encumber, allow to lapse, incur any Lien on (other than a Permitted Lien), or otherwise dispose of, or agree to do any of the foregoing with respect to, any of its material properties, assets, licenses, operations, rights, product lines, businesses or interests therein (including Intellectual Property) except (i) in the ordinary course of business consistent with past practice, (ii) pursuant to Contracts in force on the date of this Agreement, (iii) such dispositions of assets no longer used in the ordinary course of business consistent with past practice of the Company’s or the applicable Company Subsidiary’s business as conducted as of the date of this Agreement or (D) such dispositions among the Company and the Company Subsidiaries;

(g) other than (i) in the ordinary course of business consistent with past practice or (ii) pursuant to capital expenditures permitted pursuant to Section 5.1(i), make any acquisition of, or investment in, a business, by purchase of stock, securities or assets, or by merger, consolidation or contributions to capital, from any other Person (other than such transactions among the Company and the Company Subsidiaries) with a value or purchase price in excess of $1,000,000, in the aggregate, when taken with all other such ordinary course acquisitions or investments, or that would have any reasonable possibility of preventing or delaying the Closing beyond the Outside Date or increasing the likelihood of a failure to satisfy the conditions set forth in Section 6.1(c) or Section 6.1(e);

(h) make or authorize any payment of, accrual or commitment for, capital expenditures in excess of (i) $50,000,000 in the aggregate with respect to the 2015 fiscal year, except those budgeted for in the budget previously made available to Parent, or (ii) $8,000,000 per month with respect to each month of the 2016 fiscal year;

(i) other than in the ordinary course of business consistent with past practice, (i) enter into, materially modify or terminate (except expirations in accordance with its terms) any Contract that is or would be a Company Material Contract, or waive, release or assign any material rights or claims thereunder or (ii) enter into, modify, amend, renew or terminate any Contract or waive, release or assign any material rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would reasonably be expected to (1) prevent or materially delay or impair the ability of the Company and the Company Subsidiaries to consummate the Mergers and the other transactions contemplated by this Agreement, (2) impair in any material respect the ability of the Company and the Company Subsidiaries to conduct their business in the ordinary course consistent with past practice or (3) adversely affect in a material respect the expected benefits of the Mergers;

(j) enter into any Contracts containing non-compete or exclusivity provisions that would materially restrict or limit, in any respect, the operations of the Company, the Company Subsidiaries or, upon completion of the Mergers, Parent or its Subsidiaries (other than any Contract with a Governmental Entity that, by its terms, limits the geographical areas in which the Company or such Company Subsidiary may offer its services);

(k) except as otherwise required pursuant to the terms of any Company Benefit Plan or applicable Law, (i) increase the compensation or benefits provided to any current or former director, officer, employee or consultant; (ii) grant any director, officer, employee or consultant any increase in severance or termination pay; (iii) exercise any discretion to accelerate the vesting of or lapsing of restrictions with respect to, grant any new awards under, or amend any outstanding award under any Company Stock Plan; (iv) establish, adopt, enter into, terminate or amend any Company Benefit Plan, or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date hereof, in either case, except for any such action that is in the ordinary course of business consistent with past practice and would not result in a material increase in the cost to the Company and the Company Subsidiaries, taken as a whole; (v) promote any Oversight Employee or promote any employee to an Oversight Employee position; (vi) hire any employee whose annual compensation is reasonably expected to be in excess of $100,000; provided, that the Company shall be permitted to hire up to thirty (30) employees during 2015 and up to twenty (20) employees during 2016, in each case, whose annual compensation is reasonably expected to be in excess of $100,000 and less than $250,000; (vii) terminate any Oversight Employee, other than for cause in the ordinary course of business consistent with past practice; or (viii) fund or promise to fund (through a grantor trust or otherwise) any compensation or benefits payable or to be provided under any Company Benefit Plan;

(l) adopt, enter into, modify, amend or terminate any collective bargaining agreement or similar agreement;

(m) engage in any action, or fail to take any action, that could cause a partial or complete withdrawal, or could give rise to any material liability with respect to partial or complete withdrawal, pursuant to any multiemployer plan within the meaning of Section 3(37) of ERISA;

(n) except for security holder litigation, which is the subject of Section 7.14, settle any litigation or other Proceeding or dispute (i) where the amount paid in settlement or compromise is more than $5,000,000 individually or $10,000,000 in the aggregate greater than the amount expressly accrued for such matter on the Company SEC Financial Statements for the year ended December 31, 2014, other than any settlements and waivers of rights in the ordinary course of business consistent with past practice in connection with disputes relating to the processing and paying of claims to Providers, (ii) which would include any material non-monetary relief that would materially restrict the operations of the business of the Company or the Company Subsidiaries from and after the Closing Date;

(o) except as required by GAAP, applicable Law or any Governmental Entity, make any material change in financial accounting methods, principles or practices used by the Company or any Company Subsidiary;

(p) authorize or adopt, or publicly propose, a plan or agreement of complete or partial liquidation or dissolution of the Company or any Company Subsidiary;

(q) except as required by applicable Law, (i) make or change any material Tax election, (ii) file any material amended Tax Return, (iii) change any material Tax accounting method, (iv) settle, compromise or surrender any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, in excess of the amount of accrued reserves on the Company SEC Financial Statements with respect to such matter, (v) consent to any extension or waiver of any limitation period with respect to any claim or assessment for material Taxes, (vi) surrender any material claim for a refund of Taxes, or (vii) file any Tax Return that is inconsistent with past practice; or

(r) agree, resolve or commit to take any of the actions prohibited by this Section 5.1.

Without limitation of any provisions of this Section 5.1 or Section 5.2, nothing in this Agreement shall, directly or indirectly, give any Party control over any other Party’s operations, business or decision-making before the Effective Time, and control over all such matters shall remain vested in the relevant Party, subject to the terms and conditions of this Agreement.

Section 5.2 Parent Conduct of Business Prior to the Effective Time. Except as expressly contemplated or permitted by this Agreement or as set forth in Section 5.2 of the Parent Disclosure Letter (in response to the enumerated clauses (a) –(h) below), during the period from the date of this Agreement to the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1, except as consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), Parent shall, and shall cause its Subsidiaries to, conduct its business in all material respects in the ordinary course of business consistent with past practice, and, to the extent consistent therewith, use commercially reasonable efforts to (i) preserve intact in all material respects its business organization, (ii) maintain in effect all necessary licenses, Permits, consents, franchises, approvals and authorizations, (iii) keep available the services of its executive officers and key employees on commercially reasonable terms and (iv) maintain satisfactory relationships with its customers, lenders, suppliers and other Persons having material business relationships with it and with Governmental Entities having jurisdiction over its business and operation. Without limiting the generality of the foregoing, and except (x) as set forth in Section 5.2 of the Parent Disclosure Letter, (y) as expressly contemplated or permitted by this Agreement or (z) as required by Law or any Governmental Entity, Parent shall not, and shall cause its Subsidiaries not to, without the prior written consent of the Company in each instance (such consent (other than with respect to (a), (b) and (d) of this Section 5.2) not to be unreasonably withheld, conditioned or delayed):

(a) amend the Constituent Documents of Parent (including by merger, consolidation or otherwise) in a manner that (1) would be materially adverse to the Company or its stockholders or (2) would, or would reasonably be expected to, have the effect of delaying or preventing the consummation of the Merger or the other transactions contemplated by this Agreement;

(b) (i) issue, sell or authorize the issuance or sale of Parent Capital Stock for a purchase price that is below the then fair market value of such Parent Capital Stock or (ii) issue, enter into a subscription agreement with respect to, or otherwise commit to be issued,

Parent Capital Stock such that the representation and warranty in Section 4.3(g) shall become untrue;

(c) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any outstanding shares of Parent Capital Stock or other Securities of Parent (other than pursuant to Parent Benefit Plans or stock repurchase plans disclosed in the Parent SEC Documents), or split, combine, subdivide, consolidate or reclassify any shares of Parent Capital Stock;

(d) declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution (whether in cash, stock or property or any combination thereof) in respect of any shares of Parent Capital Stock, other than (i) dividends and distributions by a direct or indirect wholly owned Subsidiary of Parent to Parent or to another direct or indirect wholly owned Subsidiary of Parent, (ii) dividends and distributions of a Subsidiary of Parent required by the terms of any Contracts existing on the date of this Agreement (provided that Parent shall not exercise any right to cause an amendment to any such Contracts) and (iii) dividend equivalents that accrue pursuant to the terms of Parent equity or equity-related awards;

(e) other than in the ordinary course of business consistent with past practice, make any acquisition of, or investment in, a business, by purchase of stock, securities, assets, or by merger, consolidation or contributions to capital (other than such transactions among Parent and Parent Subsidiaries) that would have any reasonable possibility of preventing or delaying the Closing beyond the Outside Date or increasing the likelihood of a failure to satisfy the conditions set forth in Section 6.1(c) or Section 6.1(e);

(f) authorize or adopt, or publicly propose, a plan or agreement of complete or partial liquidation or dissolution of Parent;

(g) enter into any Contract that would reasonably be expected to prevent or materially delay or impair the ability of Parent and its Subsidiaries to consummate the Mergers and other transactions contemplated by this Agreement; or

(h) agree, resolve or commit to take any of the actions prohibited by this Section 5.2.

Section 5.3 Preparation of the Form S-4 and the Joint Proxy Statement; Stockholders Meetings.

(a) As promptly as practicable after the execution of this Agreement (but in any event, no more than sixty (60) days following the date hereof, unless the Parties otherwise agree to another time period), (i) Parent and the Company shall jointly prepare and Parent and the Company, as applicable, shall file with the SEC the Joint Proxy Statement to be sent to the stockholders of Parent relating to the Parent Stockholders Meeting and to the stockholders of the Company relating to the Company Stockholders Meeting and (ii) Parent shall prepare (with the Company’s reasonable cooperation) and consider the Company’s comments in good faith, and file with the SEC the Form S-4, in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the

Parent Common Stock to be issued in the Merger. Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments of the SEC), and, prior to the effective date of the Form S-4, Parent shall take all action reasonably required (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction) to be taken under any applicable state securities Laws in connection with the Parent Stock Issuance. Each of the Company and Parent shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement. As promptly as practicable after the Form S-4 shall have become effective, each of Parent and the Company shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to its respective stockholders. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Joint Proxy Statement will be made by Parent or the Company, in each case without providing the other Party with a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to Parent or the Company or any of their respective Affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Parent and the Company. Each Party shall notify the other promptly of the time when the Form S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Joint Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Joint Proxy Statement, the Form S-4 or the Mergers and shall consider each other Party’s comments in good faith.

(b) The Company shall, as soon as practicable following effectiveness of the Form S-4, duly set a record date for, call, give notice of, convene and hold a meeting of its stockholders (the “Company Stockholders Meeting”) for the purpose of seeking the Company Stockholder Approval. If the Company Board has not made a Company Adverse Recommendation Change, the Company shall, through the Company Board, make the Company Recommendation, and shall include such Company Recommendation in the Joint Proxy Statement, and use its reasonable best efforts to (x) solicit from its stockholders proxies in favor of the adoption of this Agreement, and (y) take all other action necessary or advisable to secure the Company Stockholder Approval. Except as expressly permitted in Section 5.4(b), neither the Company Board nor any committee thereof shall (i) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify the Company Recommendation, (ii) take any other action or make any other statement in connection with the Company Stockholders Meeting inconsistent with the Company Recommendation or (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Takeover Proposal ((i), (ii) and (iii) being referred to as a “Company Adverse Recommendation Change”). Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the Parties hereunder shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Takeover Proposal (whether or not a Superior Proposal).

(c) Parent shall, as soon as practicable following effectiveness of the Form S-4, duly set a record date for, call, give notice of, convene and hold a meeting of its stockholders (the “Parent Stockholders Meeting”) solely for the purpose of seeking the Parent Stockholder Approval. If the Parent Board has not made a Parent Adverse Recommendation Change, Parent shall, through the Parent Board, make the Parent Recommendation, and shall include such Parent Recommendation in the Joint Proxy Statement, and use its reasonable best efforts to (i) solicit from its stockholders proxies in favor of the approval of the Parent Stock Issuance and (ii) take all other action necessary or advisable to secure the Parent Stockholder Approval. Except as expressly permitted in Section 5.4(b), neither the Parent Board nor any committee thereof shall (i) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify the Parent Recommendation, (ii) take any other action or make any other statement in connection with the Parent Stockholders Meeting inconsistent with the Parent Recommendation or (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Takeover Proposal ((i), (ii) and (iii) being referred to as a “Parent Adverse Recommendation Change”). Notwithstanding any Parent Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the Parties hereunder shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to Parent of any Takeover Proposal (whether or not a Superior Proposal).

(d) The Company and Parent will use their respective reasonable best efforts to hold the Company Stockholders Meeting and the Parent Stockholders Meeting on the same date and as soon as practicable after the date of this Agreement.

Section 5.4 No Solicitation.

(a) Each of Parent and the Company shall immediately cease any discussions or negotiations with any Person that may be ongoing with respect to a Takeover Proposal and, if applicable, shall seek to have returned to the Company or Parent as applicable any information and materials that have been provided in any such discussions or negotiations and shall immediately terminate all physical and electronic dataroom access previously granted to any such Person or its Representatives. From and after the date hereof until the earlier to occur of the Effective Time or the date of termination of this Agreement in accordance with Article VII, each of the Company and Parent shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its officers, directors or employees or any Affiliate, investment banker, financial advisor, attorney, accountant or other Representative retained by it or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information) or take any other action to facilitate, any inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal, (ii) enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to any Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into pursuant to subsection (A) of the proviso of this sentence) or (iii) enter into, continue or otherwise participate in any discussions or negotiations regarding any Takeover Proposal; provided, however, that if, prior to obtaining the Company Stockholder Approval (in the case of the Company) or the Parent Stockholder Approval (in the case of Parent), following the receipt of a Superior Proposal or a Takeover Proposal that the Company Board or Parent Board, as applicable, determines in good faith is reasonably expected to lead to a Superior Proposal and that in either case was unsolicited and made after the date of this Agreement in circumstances not otherwise involving a breach of this Agreement, the Company Board or the Parent Board, as applicable, determines in good faith, after consultation with outside legal counsel, that a failure to take such action with respect to such Takeover Proposal would be inconsistent with the exercise of its fiduciary duties to the Company’s stockholders or Parent’s stockholders, as applicable, under applicable Law, the Company or Parent, as applicable, may, in response to such Takeover Proposal, and subject to compliance with Section 5.4(c), (A) furnish information with respect to the Company or Parent, as applicable, to the party making such Takeover Proposal pursuant to a confidentiality agreement (an “Acceptable Confidentiality Agreement”) that contains confidentiality and standstill provisions not less favorable to the Company or Parent, as the case may be, than those contained in the Confidentiality Agreements; provided that (x) such confidentiality agreement shall permit the provision of all information to Parent and the Company, as applicable, that is contemplated or required by this Section 5.4 to be provided to Parent or the Company, as applicable, and (y) such confidentiality agreement shall include a standstill, except that, (i) such standstill need not prohibit the Person making such Takeover Proposal from making a Takeover Proposal to the Company Board or Parent Board, as applicable, in a confidential manner and (ii) such confidentiality agreement need not include a standstill to the extent that the Person making such Alternative Acquisition Proposal has commenced a tender offer or exchange offer incorporating an Takeover Proposal, and (B) engage in discussions or negotiations with such party regarding such Takeover Proposal. In addition, notwithstanding anything in this Agreement to the contrary, following the receipt of a Takeover Proposal, the Company Board or Parent Board, as applicable, may contact the Person or group of Persons who has made such Takeover Proposal solely for the purpose of seeking clarification of the terms and conditions thereof and the Company or Parent, as applicable, shall promptly provide a summary of such clarifications to the other Party. It is agreed that any violation of the restrictions set forth in the preceding sentence by any Representative of each of the Company or Parent, as applicable, or any of their respective Subsidiaries shall be deemed to be a breach of this Section 5.4(a) by the Company or Parent, as applicable. Prior to the termination of this Agreement, except in connection with a concurrent termination of this Agreement pursuant to Section 7.1(c)(iv) or Section 7.1(d)(iv), but subject to the concurrent payment of the applicable Company Termination Fee or Parent Termination Fee, as the case may be, (1) neither the Company nor Parent shall take any action to exempt any Person from the restrictions on “business combinations” or any similar provision contained in any applicable Takeover Law or the Constituent Documents of the Company or Parent, as applicable, otherwise cause such restrictions not to apply, and (2) the Company shall not (x) terminate (or permit the termination of (except in accordance with its terms and not related to a Takeover Proposal)), waive or amend the Company Rights Agreement,

(y) redeem any Company Rights under the Company Rights Agreement or (z) take any action with respect to, or make any determination under, the Company Rights Agreement that would interfere with Parent consummating the Mergers and the other transactions contemplated by this Agreement, in each case without the prior written consent of Parent.

(b) Notwithstanding the foregoing, prior to receipt of the Company Stockholder Approval, the Company Board, may, or prior to receipt of Parent Stockholder Approval, the Parent Board, may (in each case, subject to compliance with this Section 5.4(b) and to compliance with Sections 5.4(a) and 5.4(c)) (1) effect a Company Adverse Recommendation Change or Parent Adverse Recommendation Change, as applicable (each an “Adverse Recommendation Change”) and (2) terminate this Agreement to enter into a definitive agreement regarding a Superior Proposal, in each case if (and only if): (i) a written Takeover Proposal that was not solicited in violation of this Agreement is made to the Company or Parent, as applicable, by a third Person and such Takeover Proposal is not withdrawn or a Company Intervening Event or Parent Intervening Event, as applicable, has occurred; (ii) in the case of a Takeover Proposal, the Company Board or the Parent Board, as applicable, determines in good faith, after consultation with the Company’s or Parent’s, as applicable, outside financial advisors and outside legal counsel, that such Takeover Proposal constitutes a Superior Proposal; (iii) the Company Board or the Parent Board, as applicable, determines in good faith, after consultation with the Company’s or Parent’s, as applicable, outside legal counsel, that the failure to make a Company Adverse Recommendation Change or Parent Adverse Recommendation Change in response to such Superior Proposal, Company Intervening Event or Parent Intervening Event, as applicable, would be inconsistent with the exercise of its fiduciary duties to the stockholders of the Company or Parent, as applicable, under applicable Law; (iv) the board considering the Adverse Recommendation Change or termination provides the other Party at least five (5) Business Days’ prior written notice of its intention to take such action, which notice shall include (A) in the case of an Adverse Recommendation Change or termination in response to a Takeover Proposal, the information with respect to such Superior Proposal that is specified in Section 5.4(c), as well as a copy of such Takeover Proposal, and (B) in the case of an Adverse Recommendation Change in response to a Company Intervening Event or a Parent Intervening Event, as applicable, a summary of the material facts, circumstances and other information with respect thereto, together with reasonable documentary support and/or written analysis conducted by or on behalf of the board considering the Adverse Recommendation Change; (v) during the five (5) Business Days following such written notice (or such shorter period as is specified below), if requested by the other Party, the board considering the Adverse Recommendation Change or termination and its Representatives have negotiated in good faith with the other Party (to the extent the other Party has requested to negotiate) regarding any revisions to the terms of the transactions contemplated hereby proposed by the other Party in response to such Superior Proposal, Company Intervening Event or Parent Intervening Event, as applicable; and (vi) at the end of the five (5) Business Day period described in the foregoing clause (v), the Company Board or Parent Board, as applicable, determines in good faith, after consultation with the Company’s and Parent’s, as applicable, (x) outside legal counsel and financial advisors (and taking into account any adjustment or modification of the terms of this Agreement proposed in writing by the other Party), that in the case of an Adverse Recommendation Change or termination in response to a Takeover Proposal, the Takeover Proposal continues to be a Superior Proposal and (y) outside legal counsel, that the failure to make a Company Adverse Recommendation Change or Parent Adverse Recommendation Change in response to such

Superior Proposal, Company Intervening Event or Parent Intervening Event, as applicable, would be inconsistent with the exercise by the Company Board or Parent Board, as applicable, of its fiduciary duties to the stockholders of the Company or Parent, as applicable, under applicable Law. Any material amendment or modification to any Superior Proposal will be deemed to be a new Takeover Proposal for purposes of this Section 5.4; provided, however, that the notice period and the period during which the Company Board or Parent Board (as applicable) considering the Adverse Recommendation Change or termination and its Representatives are required to negotiate in good faith with the other Party regarding any revisions to the terms of this Agreement and the transactions contemplated hereby proposed by the other Party in response to such new Takeover Proposal pursuant to clause (v) above shall expire on the later to occur of (x) two (2) Business Days after the board considering the applicable Adverse Recommendation Change provides written notice of such new Takeover Proposal to the other Party and (y) the end of the original five (5) Business Day period described in clause (v) above; provided further, however, that in the case of a termination of this Agreement pursuant to clause (2) above, in addition to the requirements set forth above, the Company or Parent, as applicable, shall have paid the applicable termination fee in accordance with Section 7.3. Unless this Agreement has been terminated in accordance with Section 7.1, nothing in this Section 5.4(b) shall permit any Party or its board to enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to any Takeover Proposal or Superior Proposal (other than an Acceptable Confidentiality Agreement entered into pursuant to Section 5.4(a)). Unless this Agreement has been terminated in accordance with Section 7.1, the Company Board and/or Parent Board shall submit this Agreement (or, in the case of the Parent Board, the Parent Stock Issuance) to its stockholders even if the Company Board or Parent Board shall have effected an Adverse Recommendation Change, and the Company Board or Parent Board may not submit to the vote of their stockholders any Takeover Proposal other than this Agreement.

(c) In addition to the obligations of the Company and Parent set forth in Sections 5.4(a) and 5.4(b), the Company or Parent shall promptly, and in any event no later than 24-hours after it receives any Takeover Proposal, advise the other Party orally and in writing of any request for information in connection with a Takeover Proposal or of any Takeover Proposal, the material terms and conditions of such request or Takeover Proposal, and the identity of the Person making such request or Takeover Proposal and provide copies of any materials, documents or agreements provided to Parent or the Company in connection with the Takeover Proposal (including the most current drafts of any acquisition agreements and financing commitments related thereto). The Party receiving a Takeover Proposal shall keep the other Party promptly advised of all changes to the material terms of any Takeover Proposal. Each of the Company and Parent, shall, within 48-hours of the time it is provided to any third Persons, provide to the other Party any non-public information concerning the Company or Parent and their Subsidiaries that the Company or Parent provides (including through its Representatives) to any third Person in connection with any Takeover Proposal that was not previously provided to the other Party.

(d) Nothing contained in this Section 5.4 or Section 5.5, but in all cases subject to Section 5.3(b) or Section 5.3(c), as applicable, shall prohibit the Company Board or the Parent Board, as applicable, from (i) taking and disclosing to their stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act or (ii) making any disclosure to their stockholders if the Company Board or Parent Board, as applicable, determines in good faith, after consultation with the Company’s or Parent’s, as applicable, outside counsel, that the failure to make such disclosure would be inconsistent with applicable Law; provided, however, that neither the Parent Board, the Company Board nor any committee thereof shall, except as expressly permitted by Section 5.4(b), effect an Adverse Recommendation Change.

(e) For purposes of this Agreement:

(i) “Takeover Proposal” means any inquiry, proposal or offer from any Person (other than the Company, Parent and their respective Subsidiaries or Affiliates) relating to (A) any direct or indirect acquisition or purchase of 15% or more of the consolidated assets (including equity interests in Subsidiaries) of the Company or Parent, or 15% or more of any class of equity securities of the Company or Parent, (B) any tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% or more of any class of equity securities of the Company or Parent and (C) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution, or similar transaction involving the Company or Parent or any of their respective Subsidiaries pursuant to which such Person (or its stockholders) would own 15% or more of the consolidated assets of the Company or Parent or 15% or more of any class of equity securities of the Company or Parent or of any resulting parent company of the Company or Parent.

(ii) “Superior Proposal” means a bona fide written Takeover Proposal from any Person (other than the Company, Parent and their respective Subsidiaries or Affiliates) for a direct or indirect acquisition or purchase of 50% or more of the consolidated assets (including equity interests in Subsidiaries) of the Company or Parent, as applicable, or 50% or more of any class of equity securities or voting power of the Company or Parent, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 50% or more of any class of equity securities or voting power of the Company or Parent, or any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or Parent or any of their Subsidiaries pursuant to which such Person (or its stockholders) would own 50% or more of the consolidated assets of the Company or Parent or 50% or more of any class of equity securities of the Company or Parent or of any resulting parent company of the Company or Parent (in each case other than the transactions contemplated by this Agreement), (A) which the Company Board or the Parent Board, as applicable, determines in good faith is reasonably capable of being completed on the terms set forth in such proposal, taking into account all financial, legal, regulatory and other aspects thereof that the Company Board or Parent Board, as applicable, deems relevant, (B) for which the third party has demonstrated that, if a cash transaction (whether in whole or in part), the financing for such offer is fully committed or is reasonably likely to be obtained, in each case as determined by the Company Board or the Parent Board, as applicable, in its good faith judgment (after consultation with the Company’s or Parent’s, as applicable, financial advisors and outside legal counsel) and (C) which the Company Board or Parent Board, as applicable, has determined in its good faith judgment would, if consummated, result in a transaction more favorable to its stockholders from a financial point of view than the transactions contemplated by this Agreement.

(iii) “Company Intervening Event” means any fact, circumstance, effect, change, event or development that affects or would be reasonably likely to affect (i) the business, financial condition or continuing results of operation of the Company and the Company Subsidiaries, taken as a whole or (ii) the stockholders of the Company (including the benefits of the Mergers to the stockholders of the Company) in either case that (x) is material, (y) does not involve or relate to a Takeover Proposal or the existence thereof and (z) is not known or reasonably foreseeable to the Company Board as of the date hereof and which becomes known prior to receipt of the Company Stockholder Approval; provided that no fact, circumstance, effect, change, event or development that has had or would reasonably be expected to have an adverse effect on the business financial condition or continuing results of operations of, or the market price of the securities (including the Parent Common Stock) of Parent or any of Parent Subsidiaries shall constitute a “Company Intervening Event” unless such fact, circumstance effect, change event or development has had or would reasonably be expected to have a Parent Material Adverse Effect.

(iv) “Parent Intervening Event” means any fact, circumstance, effect, change, event or development that affects or would be reasonably likely to affect (i) the business, financial condition or continuing results of operation of Parent and the Parent Subsidiaries, taken as a whole or (ii) the stockholders of Parent (including the benefits of the Mergers to Parent) in either case that (x) is material, (y) does not involve or relate to a Takeover Proposal or the existence thereof and (z) is not known or reasonably foreseeable to the Parent Board as of the date hereof and which becomes known prior to receipt of the Parent Stockholder Approval; provided that no fact, circumstance, effect, change, event or development that has had or would reasonably be expected to have an adverse effect on the business financial condition or continuing results of operations of, or the market price of the securities (including the Company Common Stock) of the Company or any of Company Subsidiaries shall constitute a “Parent Intervening Event” unless such fact, circumstance effect, change event or development has had or would reasonably be expected to have a Company Material Adverse Effect.

Section 5.5 Publicity. Except with respect to, or following, any Adverse Recommendation Change made in accordance with the terms of this Agreement, and except to the extent disclosed in or consistent with the Joint Proxy Statement or Form S-4 in accordance with Section 5.3, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Mergers, and shall not issue any such press release or make any such public statement prior to such consultation, except as such Party may reasonably conclude may be required by applicable Law or the rules of the NYSE (or any other securities market). Parent and the Company agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in a form agreed to by the Parties. The restrictions set forth in this Section

5.5 shall not apply to any release or public statement issued or made in connection with any dispute between the Parties regarding the Agreement, the Mergers or the other transactions contemplated hereby.

Section 5.6 Notification of Certain Matters. Parent and the Company shall each give prompt notice to the other Party if any of the following occur after the date of this Agreement: (i) receipt of any written notice to the receiving Party from any third Person alleging that the consent or approval of such third Person is or may be required in connection with the Mergers and the other transactions contemplated by this Agreement and such consent could (in the good faith determination of such Party) reasonably be expected to (A) prevent or materially delay the consummation of the Mergers or the other transactions contemplated by this Agreement or (B) be material to Parent or the Company; (ii) receipt of any notice or other communication from any Governmental Entity or the NYSE (or any other securities market) in connection with the Mergers and the other transactions contemplated by this Agreement; or (iii) the occurrence of an event which would or would be reasonably likely to (A) prevent or materially delay the consummation of the Mergers or the other transactions contemplated hereby or (B) result in the failure of any condition to the Mergers set forth in Article VI to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.6 shall not limit or otherwise affect the remedies of the Company or Parent available hereunder and no information delivered pursuant to this Section 5.6 shall update any section of the Company Disclosure Letter or the Parent Disclosure Letter or shall affect the representations or warranties of the Parties hereunder.

Section 5.7 Access to Information.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, the Company shall afford to Parent and its Affiliates and its and their directors, officers, agents, control persons, employees, consultants, professional advisers (including attorneys, accountants and financial advisors) and Financing Sources (“Representatives”), during normal business hours during the period prior to the Effective Time, reasonable access (including for the purpose of coordinating transition planning with employees) to all the Company’s and the Company’s Subsidiaries’ properties, books, contracts, commitments and records, and to the Company’s and the Company’s Subsidiaries’ officers, employees, accountants, counsel and other Representatives and, during such period, the Company shall promptly make available to Parent and its Representatives, subject, in the case of competitively sensitive information, to any “clean-room” arrangements agreed between the Parties, (i) a copy of each report, schedule, registration statement and other document filed or received by the Company or any Company Subsidiaries during such period pursuant to the requirements of federal securities Laws and (ii) all other information concerning its business, properties and personnel as Parent may reasonably request.

(b) No investigation by any of the Parties or their respective Representatives shall affect the representations, warranties, covenants or agreements of any other Party set forth herein.

(c) This Section 5.7 shall not require the Company to permit any access, or to disclose any information, that in the reasonable, good faith judgment of the Company is competitively sensitive, would reasonably be expected to result in any violation of any material Contract or Law to which the Company or any Company Subsidiaries is a party or is subject or cause any privilege (including attorney-client privilege) which the Company or any Company Subsidiaries would be entitled to assert to be undermined with respect to such information and such undermining of such privilege could in the Company’s good faith judgment adversely affect in any material respect the Company’s or any Company Subsidiary’s position in any pending or reasonably probable future litigation; provided, that the Parties shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so (1) would not (in the good faith belief of the Company) reasonably be likely to result in the violation of any such material Contract or Law or reasonably be likely to cause such privilege to be undermined with respect to such information or (2) could reasonably (in the good faith belief of the Company) be managed through the use of any “clean-room” arrangements agreed between the Parties pursuant to which non-employee Representatives of the Parent shall be provided access to such information; provided, further, that the Company shall (x) notify Parent that such disclosures are reasonably likely to violate the Company’s or the Company Subsidiaries’ obligations under any such material Contract or Law or are reasonably likely to cause such privilege to be undermined and (y) in the case where such disclosures are reasonably likely to violate the Company’s or the Company Subsidiaries’ obligations under any material Contract, use reasonable commercial efforts to seek consent from the applicable third Person to any such material Contract with respect to the disclosures prohibited thereby (to the extent not otherwise expressly prohibited by the terms of such Contract).

(d) Unless and until the Closing occurs, the information provided pursuant to this Section 5.7 shall be kept confidential by the recipient thereof in accordance with, and shall otherwise be subject to the terms and conditions of, the Confidentiality Agreements, except that notwithstanding Section 2 of the Confidentiality Agreements, the Company and Parent may disclose any of the terms, conditions or other facts of the Mergers and transactions contemplated by this Agreement in accordance with this Agreement.

(e) Notwithstanding any other provision of this Agreement, each Party agrees that it will not, and will cause its Representatives not to, prior to the Effective Time, use any information obtained pursuant to this Section 5.7 for any competitive or other purpose unrelated to the consummation of the Mergers.

Section 5.8 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of Parent and the Company shall, and shall cause their respective Subsidiaries to use reasonable best efforts to: (i) take, or cause to be taken, all actions necessary, proper or advisable to comply with all legal requirements which may be imposed on such Party or its Subsidiaries with respect to the Mergers and, subject to the conditions set forth in Article VI hereof, to consummate the transactions contemplated by this Agreement, including the Mergers; (ii) defend any litigation seeking to enjoin, prevent or delay the consummation of the transactions contemplated hereby or seeking material damages; and (iii) obtain (and to cooperate with the other Party to obtain) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity, including the FTC, the Antitrust Division of the Department of Justice or any other Governmental Entity, including those federal and state departments of health, state insurance departments and other Governmental Entities with jurisdiction under applicable Health Care Laws or insurance laws, and any other third Person that is required to be obtained by Parent or the Company or any of their respective Subsidiaries in connection with the Mergers and the other transactions contemplated by this Agreement, and to comply with the terms and conditions of any such consent, authorization, order or approval; provided, however, that neither Parent nor the Company, in each case, on behalf of itself or any of its Subsidiaries, shall be required to propose, commit to, agree to or effect any action (or refrain from taking any action) or be subject to any term, limitation, condition, restriction or requirement that, individually or in the aggregate, (A) would have or would reasonably be expected to have a material and adverse effect on the financial condition, business, revenue or EBITDA of Parent and its Subsidiaries or of the Company and the Company Subsidiaries, in each case, as currently conducted, (B) would or would reasonably be expected to restrict or prohibit any lines or types of business in which Parent and its Subsidiaries or the Company and its Subsidiaries shall be permitted to engage and would have or would reasonably be expected to have a material and adverse effect on Parent and its Subsidiaries, taken as a whole, or on the Company and the Company Subsidiaries, taken as a whole; provided that, for purposes of determining whether any action, term, limitation, condition, restriction or requirement would have or would reasonably be expected to, in the case of clause (A), have a material adverse effect on Parent and its Subsidiaries, or, in the case of clause (B), restrict or prohibit any lines or types of business in which Parent and its Subsidiaries shall be permitted to engage and would have or would reasonably be expected to have a material and adverse effect on Parent and its Subsidiaries, taken as a whole, Parent and its Subsidiaries will, in each case, collectively be deemed to be a company the size of (and with revenue and EBITDA equal to those of) the Company and its Subsidiaries, taken as a whole, or (C) would or would be reasonably expected to materially impair the benefits reasonably expected to be derived by Parent from the Mergers and the other transactions contemplated hereby; provided, that, for purposes of this clause (C), such reasonably expected benefits shall be deemed to be the size of the Company and the Company Subsidiaries, taken as a whole (each of (A), (B) and (C), individually or in the aggregate, a “Burdensome Condition”).

(b) In furtherance and not in limitation of the foregoing, each Party hereto shall make all Filings with all Governmental Entities that may be or may become reasonably necessary, proper or advisable under this Agreement and applicable Law to consummate and make effective the Mergers and the other transactions contemplated hereby, including (i) not later than forty-five (45) calendar days following the date of this Agreement, Parent filing, or causing to be filed, “Form A Statements” or similar change of control applications, with the insurance commissioners or departments of health or other Governmental Entities in each jurisdiction where required by applicable Law seeking approval of Parent’s acquisition of control of each of the applicable Company Regulated Subsidiaries which results from the Mergers; (ii) not later than forty-five (45) calendar days following the date of this Agreement, Parent filing, or causing to be filed, any pre-acquisition notifications on “Form E” or similar market share notifications to be filed in each jurisdiction where required by applicable Laws with respect to the Mergers and the other transactions contemplated hereby; (iii) not later than ten (10) Business Days following the date of this Agreement (unless the Parties otherwise agree to another time period), the Company and Parent each making an appropriate Filing of a notification and report form pursuant to the HSR Act with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice with respect to the Mergers and the other transactions contemplated hereby; (iv) the Company and Parent each making any other

Filing that may be required under any other applicable Laws relating to antitrust or by any Governmental Entity having antitrust jurisdiction under applicable Law; (v) not later than sixty (60) days prior to the Closing, the Company and Parent filing any required notices to CMS, with a separate notice to the CMS Central and/or Regional Office Medicare Advantage and/or Part D plan manager if applicable; and (vi) the Company and Parent each promptly and in compliance with the timeframe prescribed by applicable Laws making any other Filing that may be required under any applicable Laws or by any Governmental Entity with jurisdiction over enforcement of any such applicable Law. The Parties shall supply as promptly as practicable any additional information and documentary material that may be requested pursuant to any of the foregoing Filings and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.8 necessary to cause the expiration or termination of any applicable waiting periods, including under the HSR Act (including any extensions thereof), as soon as practicable. Subject to the terms and conditions of this Agreement, each of Parent and the Company shall use its reasonable best efforts to (x) take all action reasonably necessary to ensure that no state corporate takeover statute or similar Law is or becomes applicable to any of the transactions contemplated by this Agreement and (y) if any state corporate takeover statute or similar Law becomes applicable to any of the transactions contemplated by this Agreement, take all reasonable action to enable the Mergers and the other transactions contemplated by this Agreement to be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the transactions contemplated by this Agreement.

(c) Each of the Parties hereto shall use its reasonable best efforts to (i) cooperate with each other in connection with any Filing with a Governmental Entity or with respect to any Filings made pursuant to Section 5.8(b), including pursuant to any Health Care Laws, insurance Laws or other applicable Laws in connection with the Mergers and the other transactions contemplated by this Agreement and in connection with any Filing with or any response to questions from a Governmental Entity with respect thereto or investigation or other inquiry by or before a Governmental Entity relating to the Mergers and the other transactions contemplated by this Agreement, including any governmental inquiry, investigation or proceeding initiated by a private party, and (ii) keep the other Party informed in all material respects and on a reasonably timely basis of any communication received by such Party from, or given by such Party to, any Governmental Entity in connection therewith, including the FTC, the Antitrust Division of the Department of Justice or any other Governmental Entity, including those federal and state departments of health, state insurance departments and other Governmental Entities with jurisdiction under applicable Health Care Laws or insurance laws, and of any communication received or given by a private Person in connection with any governmental inquiry, investigation or proceeding, in each case regarding any of the Mergers or the other transactions contemplated by this Agreement. In furtherance and not in limitation of this Section 5.8(c), subject to applicable Laws relating to the exchange of information, each Party shall consult and cooperate with the other Party in connection with any Filing, analysis, appearance, presentation, memorandum, brief, argument, responses to questions from a Governmental Entity, opinion or proposal made or submitted in connection with any such Filing, request, inquiry, investigation, responses to questions from a Governmental Entity, action or other legal proceeding relating to the Mergers and the other transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Entity or by Law, in connection with any such request, inquiry, investigation, action or other legal proceeding, each

Party hereto shall permit authorized Representatives of the other Party to (x) to participate at or in each substantive meeting, conference or telephone call with a representative of a Governmental Entity relating to such Filing request, inquiry, investigation, response, action or other legal proceeding, (y) have reasonable access to and be consulted in connection with any material document, opinion or proposal made or submitted to any Governmental Entity in connection with any such request, inquiry, investigation, action or other legal proceeding and (z) review prior to filing or submission any Filings, pleadings and responses to inquiries from Governmental Entities submitted as required by Section 5.8(b). Each of Parent and the Company shall reasonably cooperate with each other for devising and implementing the strategy for obtaining any necessary clearances or approvals of any Governmental Entity, including the FTC, the Antitrust Division of the Department of Justice or any other Governmental Entity, including those federal and state departments of health, state insurance departments and other Governmental Entities with jurisdiction under applicable Health Care Laws or insurance laws; provided, that, in the event of a disagreement between the Parties with respect to such strategy, Parent shall have the right to direct such matters with any Governmental Entity consistent with its obligations hereunder, subject to compliance with those strategies that have been agreed between the Parties.

(d) Notwithstanding Sections 5.8(a), 5.8(b) or 5.8(c) or any other provision of this Agreement to the contrary, in no event shall Parent or its Subsidiaries be required to agree to, nor shall the Company take or permit any Company Subsidiary to take (unless in each case Parent directs the Company to do so; provided, that, any action or agreement of the Company shall be conditioned upon consummation of the Merger), any action that would result in a Burdensome Condition.

Section 5.9 Indemnification.

(a) Parent agrees that all rights to exculpation, indemnification or advancement of expenses arising from, relating to, or otherwise in respect of, acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company or the Company Subsidiaries (the “Indemnified Parties”) as provided in their respective Constituent Documents or any indemnification or similar agreements shall survive the Mergers and shall continue in full force and effect in accordance with their terms, and Parent shall cause the Surviving Entity to comply therewith. For a period of no less than six (6) years from the Effective Time, Parent shall cause the Surviving Entity to maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and its Subsidiaries’ Constituent Documents or any indemnification or similar agreements, in the form that is in effect as of the date of this Agreement, and shall not, and shall cause the Surviving Entity not to, amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company; provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any Proceeding pending or asserted or any claim made within such period shall continue until the final disposition of such Proceeding. Section 5.9(a) of the Company Disclosure Letter sets forth a complete and correct list of all indemnification or similar arrangements in favor of the Indemnified Parties that have been entered into within the 30 days preceding the date of this Agreement.

(b) During the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent shall, and shall cause the Surviving Entity to, indemnify and hold harmless, and advance expenses to, the Indemnified Parties against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities in connection with any actual or threatened Proceeding arising out of, relating to or in connection with (i) the fact that such Indemnified Party is or was a director or officer of the Company or any of its Subsidiaries, (ii) any acts or omissions occurring or alleged to occur prior to or at the Effective Time in such Indemnified Party’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries, or (iii) the Mergers, this Agreement or the transactions contemplated hereby; provided, however, that if, at any time prior to the sixth (6th) anniversary of the Effective Time, any such Indemnified Party delivers to Parent or the Surviving Entity a written notice asserting a claim for indemnification or advancement under this Section 5.9(b), then the claim asserted in such notice shall survive the sixth (6th) anniversary of the Effective Time until such time as such claim is fully and finally resolved.

(c) Prior to the Effective Time, the Company shall obtain and fully pay for “tail” insurance policies with a claims period of no more than six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with benefits and levels of coverage not materially more favorable than the Company’s existing policies (the “Existing Policies”) with respect to matters existing or occurring at or prior to the Effective Time (including with respect to acts and omissions occurring in connection with this Agreement, the Mergers or the other transactions or actions contemplated hereby) and, if such policies have been obtained, Parent shall, and shall cause the Surviving Entity to, maintain such policies in full force and effect after the Effective Time; provided, however, that in no event shall the Company pay, or the Surviving Entity, as the case may be, be required to pay, for such “tail” policies a one-time premium in excess of 250% of the Company’s current aggregate annual premium amount under its Existing Policies. If the Company for any reason fails to obtain such tail policy, the Surviving Entity shall, and Parent shall cause the Surviving Entity to, maintain in effect for not less than six (6) years from the Effective Time the Existing Policies for the Indemnified Parties otherwise covered by such Existing Policies; provided that (i) the Surviving Entity may substitute therefor policies of substantially the same coverage containing terms and conditions that are no less advantageous to such Indemnified Parties and are from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier; and (ii) the Surviving Entity shall not be required to pay annual premiums for the Existing Policies (or for any substitute policies) in excess of 250% of the annual premiums paid for the Existing Policies prior to the date of this Agreement (the “Maximum Premium”). In the event any future annual premiums for the Existing Policies (or any substitute policies) exceed such amount, the Surviving Entity shall be entitled to reduce the amount of coverage of the Existing Policies (or any substitute policies) to the maximum amount of coverage that can be obtained for a premium equal to such amount.

(d) The provisions of this Section 5.9 shall survive consummation of the Mergers, are intended to be for the benefit of, and will be enforceable by, each of the Indemnified Parties, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.

(e) In the event that the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) transfers or conveys, directly or indirectly, all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors, assigns and transferees of the Surviving Entity or its respective successors or assigns, as the case may be, assume the obligations set forth in this Section 5.9.

Section 5.10 Financing.

(a) Unless, and to the extent, Parent shall have demonstrated to the reasonable satisfaction of the Company (as confirmed in writing by the Company) that Parent shall have sufficient cash from other sources (including by reason of a capital market or other financing transaction) available to satisfy its cash payment obligations under this Agreement, from and after the execution of this Agreement, Parent shall: (i) use its reasonable best efforts to arrange the Financing on the terms and conditions described in the Commitment Letter; (ii) shall not permit any amendment or modification to be made to the Commitment Letter, if such amendment or modification (A) reduces the aggregate amount of the Financing or (B) imposes additional conditions or otherwise amends any of the conditions to the receipt of the Financing in a manner that could reasonably be expected to (I) prevent the Closing from occurring prior to the Outside Date, (II) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) materially less likely to occur or (III) adversely impact the ability of Parent or the Merger Subs, as applicable, to enforce their respective rights against other parties to the Commitment Letter or the definitive agreements with respect thereto; and (iii) use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange the Financing on the terms and conditions described in the Commitment Letter. For the avoidance of doubt, but subject to the foregoing, Parent may amend, supplement, modify or replace the Commitment Letter as in effect at the date hereof (x) to add or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Commitment Letter as of the date of this Agreement, (y) to increase the amount of indebtedness or (z) to replace all or a portion of the facility committed under the Commitment Letter as in effect as of the date hereof with one or more new facilities under such Commitment Letter or under any new commitment letter or facility (any such new commitment or facility, a “Replacement Facility”); provided, that the terms of such Replacement Facility shall comply with clauses (i) and (ii) above. Promptly following the execution of a Replacement Facility by Parent, Parent shall notify the Company to such effect and shall promptly provide a fully executed copy of such Replacement Facility and any related agreements. For purposes of this Agreement, (1) the term “Financing” shall be deemed to include the financing contemplated by the Commitment Letter as amended, modified or replaced pursuant to this Section 5.10 (including any Replacement Facility, any Alternative Financing and, in the case of Section 5.10(d), any offering of debt or equity securities the proceeds of which are intended to be used to satisfy the obligations under this Agreement), and (2) the term “Commitment Letter” shall be deemed to include the Commitment Letter as may be amended, modified or replaced pursuant to this Section 5.10, any commitment letters with respect to any Replacement Facility, and any commitment letters with respect to the Alternative Financing.

(b) Unless, and to the extent, Parent shall have demonstrated to the reasonable satisfaction of the Company (as confirmed in writing by the Company) that Parent shall have sufficient cash from other sources (including by reason of a capital market or other financing transaction) available to satisfy its cash payment obligations under this Agreement, Parent shall use its reasonable best efforts to (i) maintain in effect the Commitment Letter pursuant to its terms (except for amendments not prohibited by Section 5.10(a)) until the transactions contemplated by this Agreement are consummated or this Agreement is terminated in accordance with its terms, (ii) negotiate and enter into definitive agreements with respect to the Financing on the terms and conditions contained in the Commitment Letter or on other terms not materially less favorable, in the aggregate, to Parent (as determined in the reasonable judgment of Parent) than the terms and conditions contained in the Commitment Letter (such definitive agreements, the “Definitive Agreements”), and (iii) satisfy (or, if deemed advisable by Parent, seek a waiver on a timely basis of) all conditions to funding in the Commitment Letter that are within its control and, in the event that all conditions to funding in the Commitment Letter are satisfied at or prior to Closing, consummate the Financing at the Closing in accordance with the terms and conditions of the Commitment Letter as in effect at or prior to the Closing.

(c) Unless, and to the extent, Parent shall have demonstrated to the reasonable satisfaction of the Company (as confirmed in writing by the Company) that Parent shall have sufficient cash from other sources (including by reason of a capital market or other financing transaction) available to satisfy its cash payment obligations under this Agreement, in the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter, Parent shall promptly notify the Company in writing and use its reasonable best efforts to arrange alternative financing from the same or alternative sources in an amount not less than the Required Funding Amount under this Agreement (the “Alternative Financing”); provided, however, that Parent shall not be required to obtain financing which includes terms and conditions materially less favorable (taken as whole and taking into account any “market flex” provision) to Parent (as determined in the reasonable judgment of Parent), in each case relative to those in the Financing being replaced.

(d) The Company shall, shall cause the Company Subsidiaries to, and shall use reasonable best efforts to cause its and their respective Representatives, including legal, Tax, regulatory and accounting Representatives, to provide, on a timely basis, all reasonable cooperation requested by Parent and/or the Financing Sources in connection with the Financing. Without limiting the generality of the foregoing, such cooperation shall in any event include: (i) promptly providing Parent and the Financing Sources and their respective agents with (A) the financial information regarding the Company and the Company Subsidiaries required to be delivered pursuant to Section 6(a) and (b) of Annex D of the Commitment Letter (as in effect on the date hereof, or any similar provisions pursuant to any permitted amendments to the Commitment Letter or pursuant to any Alternative Financing or Replacement Facility) and (B) other information, including projections, as may be reasonably requested by Parent, the Financing Sources or their respective agents to prepare customary bank information memoranda, lender presentations, offering memoranda, private placement memoranda (including under Rule 144A under the Securities Act), registration statements and prospectuses under the Securities Act and other materials in connection with a syndicated bank financing or other debt offering in connection with such Financing (all information required to be delivered pursuant to this clause (i) being referred to as the “Required Information”); (ii) participating (including by making members of senior management, certain representatives and certain non-legal advisors, in each case with appropriate seniority and expertise, available to participate) in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agent for, and prospective lenders and purchasers of, the Financing and senior management and Representatives, in each case with appropriate seniority and expertise, of the Company and the Company Subsidiaries), due diligence sessions, presentations, “road shows”, drafting sessions and sessions with the rating agencies in connection with the Financing; (iii) reasonably cooperating with the Financing Sources’ and their respective agents’ due diligence, including providing access to documentation reasonably requested by such Persons in connection with lending or capital markets transactions; (iv) reasonably cooperating with the marketing efforts for any portion of the Financing, including using its reasonable best efforts to ensure that any syndication effort benefits materially from any existing lending and investment banking relationship; (v) aiding in the preparation of documentation, including bank information memoranda, prospectuses and similar documents (which may incorporate, by reference, periodic and current reports filed by the Company with the SEC), rating agency presentations, road show presentations, private placement memoranda and written offering materials and similar documents used to complete such Financing (including delivery of one or more customary representation letters), in each case, to the extent information contained therein relates to the business of the Company and the Company Subsidiaries; (vi) use commercially reasonable efforts to cause its certified independent auditors to provide (A) (x) consent to use of their reports in any materials relating to the Financing, including SEC filings and offering memoranda that include or incorporate the Company’s consolidated financial information and their reports thereon and (y) auditors reports and comfort letters (including “negative assurances” comfort) with respect to financial information relating to the Company and the Company Subsidiaries in customary form and (B) other documentation and assistance (including reasonable assistance in the preparation of pro forma financial statements by Parent); (vii) providing (including using reasonable efforts to obtain such documents from its advisors) customary certificates, legal opinions or other customary closing documents as may be reasonably requested by Parent or the Financing Sources (including a certificate of the chief financial officer of the Company with respect to solvency matters as of the Closing on a pro forma basis and consents and officers’ and public officials’ certifications); (viii) entering into one or more credit or other agreements on terms satisfactory to Parent in connection with the Financing; (ix) taking all actions reasonably necessary in connection with the payoff of existing indebtedness of the Company and its Subsidiaries on the Closing Date and the release of related Liens on the Closing Date (including obtaining customary payoff letters, lien terminations and other instruments of discharge); (x) causing the taking of corporate actions reasonably necessary to permit the completion of the Financing, (xi) executing and delivering any pledge and security documents (and any other documents or instruments required for the creation and perfection of security interests in the collateral securing the Financing) or other definitive financing documents reasonably requested by Parent or the Financing Sources (including guarantees and other deliverables), provided, however, that no obligation of the Company or any of the Company Subsidiaries under any such agreement or instrument under this clause (xi) shall be effective until the Effective Time; (xii) providing, at least five (5) Business Days prior to the Closing Date, to the Financing Sources all documentation and other information reasonably requested by such Financing Sources that such Financing Sources reasonably determine is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act; (xiii) cooperating in procuring corporate and facilities ratings for the Financing in each case, from each of Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc.; (xiv) using commercially reasonable efforts to permit any cash and marketable securities of the Company and the Company Subsidiaries to be made available to Parent at the Closing; (xv) providing authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders and containing a representation to the Financing Sources that the portion of the public side versions of such documents supplied by the Company, if any, do not include material non-public information about the Company, the Company Subsidiaries or their respective Affiliates or securities; (xvi) (A) informing Parent if the chief executive officer, chief financial officer, treasurer or controller of the Company or any member of the Company Board shall have knowledge of any facts as a result of which a restatement of any of the Company’s financial statements, in order for such financial statements to comply with GAAP, is probable and (B) providing appropriate representations in connection with the preparation of financial statements and other financial data of the Company and the Company Subsidiaries; (xvii) assisting Parent to obtain waivers, consents, estoppels and approvals from other parties to material leases, encumbrances and contracts relating to the Company and the Company Subsidiaries (including by arranging discussions among Parent, the Company and the Financing Sources and their respective Representatives with other parties to such material leases, encumbrances and contracts as of the Closing); and (xviii) updating any Required Information provided to Parent as may be necessary so that such Required Information qualifies as a Compliant Document. For the avoidance of any doubt, nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or the Company Subsidiaries, and neither the Company nor any of the Company Subsidiaries shall be required to (i) enter into or perform under any agreement with respect to the Financing that is not contingent upon the Closing or that would be effective prior to or simultaneous with the Effective Time or (ii) pay any commitment or other similar fee or make any other payment (other than its own reasonable out-of-pocket costs) or incur any other liability or provide or agree to provide any indemnity in connection with the Financing or any of the foregoing prior to the Effective Time; provided however that the foregoing clause (i) of this sentence shall not apply to customary resolutions, representation letters, officer’s certificates, supplemental indentures (which do not result in the creation or assumption of any additional obligations by the Company or any Company Subsidiary prior to the Effective Time) and solicitation agreement and similar documents required to be executed in connection with the closing of a debt offering into escrow on customary terms or in connection with the consent solicitation referred to in Section 5.10(e) below. Parent shall promptly indemnify and hold harmless the Company, the Company Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties (collectively, the “Liabilities”) suffered or incurred by any of them in connection with any claims asserted by Financing Sources in connection with the arrangement of the Financing including, for the avoidance of doubt, any Liabilities incurred in connection with the Company’s cooperation in accordance with Section 5.10(e) (other than to the extent such Liabilities arise from the misconduct of or breach of this Agreement by the Company, any of Company Subsidiaries or their respective Representatives) and any information used in connection therewith (other than information relating to the Company or the Company Subsidiaries provided to Parent by or on behalf of the Company, the Company Subsidiaries or their Representatives expressly for use in connection with the Financing). The Company hereby consents to the reasonable use of the Company’s and the Company Subsidiaries’ logos in connection with the Financing.

(e) Subject to the second to last sentence of Section 5.10(d), the Company shall cause its Representatives to, use its and their reasonable best efforts to cooperate with the Parent and the Merger Subs to conduct a consent solicitation with respect to the Company’s 6.375% Senior Notes due 2017 and the related indenture (as amended prior to the date hereof) to obtain from the requisite holders thereof an agreement that the change of control repurchase rights shall not apply with respect to the Merger and further agrees that Wells Fargo Securities, LLC or one of its affiliates may serve as sole lead solicitation agent for such consent solicitation; provided, that, Parent shall be responsible for any Liabilities incurred by the Company or any Company Subsidiary in connection with such consent solicitation, including any consent fee payable to such holders in connection therewith.

(f) Notwithstanding anything in this Agreement, each of Parent and the Merger Subs acknowledges and agrees that the obtaining of the Financing is not a condition to Closing.

Section 5.11 NYSE Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be listed on the NYSE, subject to official notice of issuance, prior to the Effective Time.

Section 5.12 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 5.13 Employee Benefit Matters.

(a) For a period of one (1) year immediately following the Effective Time (or if shorter, during the period of employment), Parent shall, or it shall cause the Surviving Corporation and its Subsidiaries to, provide each employee of the Company and of each of the Company Subsidiaries as of the Effective Time (each, an “Employee”) with (i) at least the same level of base salary or regular hourly wages, as applicable, as was provided to each such Employee immediately prior to the Effective Time, (ii) a target incentive opportunity and/or target sales and service incentive award opportunity, in each case, at least equal to that provided to each such Employee immediately prior to the Effective Time; provided, that in no event shall the requirement in this clause (ii) extend beyond December 31, 2016, (iii) equity award opportunities at levels that are substantially similar to those provided to similarly situated employees of Parent, and (iv) employee benefits that are substantially similar to those provided to each such Employee (including any applicable dependents) immediately prior to the Effective Time.

(b) Employees shall receive credit for all purposes (including, for purposes of eligibility to participate, vesting, benefit accrual and eligibility to receive benefits, but excluding benefit accruals under any defined benefit pension plan or retiree medical or welfare arrangement) under any employee benefit plan, program or arrangement established or maintained by Parent, the Surviving Corporation or any of their respective Subsidiaries under which each Employee may be eligible to participate on or after the Effective Time to the same extent recognized by the Company or any of the Company Subsidiaries under comparable Company Benefit Plans immediately prior to the Effective Time. Such plan, program or arrangement shall credit each such Employee for service accrued or deemed accrued on or prior to the Effective Time with the Company, any predecessor of the Company, any current or former Company Subsidiary and all current and former Affiliates of the Company or any predecessor of the Company where service with such predecessor, Subsidiary, or Affiliate was credited under a comparable Company Benefit Plan prior to the Effective Time.

(c) With respect to the welfare benefit plans, programs and arrangements maintained, sponsored or contributed to by Parent or the Surviving Corporation (“Purchaser Welfare Company Benefit Plans”) in which an Employee may be eligible to participate on or after the Effective Time, Parent and the Surviving Corporation shall (i) waive, or use commercially reasonable efforts to cause the applicable insurance carrier to waive, all limitations as to eligibility waiting periods and preexisting and at-work conditions, if any, with respect to participation and coverage requirements applicable to each Employee under any Purchaser Welfare Company Benefit Plan to the same extent waived or otherwise satisfied under a comparable Company Benefit Plan, and (ii) provide, or use commercially reasonable efforts to cause the insurance carrier to provide, credit to each Employee for any co-payments, deductibles and out-of-pocket expenses paid by such Employee under the Company Benefit Plans during the relevant plan year, up to and including the Effective Time.

(d) Nothing in this Section 5.13 shall be treated as an amendment of, or undertaking to amend, any benefit plan. The provisions of this Section 5.13 are solely for the benefit of the respective parties to this Agreement and nothing in this Section 5.13, express or implied, shall confer upon any Employee, or legal representative or beneficiary thereof or any other Person, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement or a right in any employee or beneficiary of such employee or other Person under a Company Benefit Plan that such employee or beneficiary or other Person would not otherwise have under the terms of that Company Benefit Plan.

(e) If requested by Parent no later than ten days prior to the Closing Date, and to the extent permitted by applicable Law, the Company shall take all actions necessary to terminate the Health Net, Inc. 401(k) Savings Plan (the “Company 401(k) Plan”) effective no later than the day before the Closing Date. In the event of the termination of the Company 401(k) Plan following such a request by Parent, a 401(k) plan sponsored by Parent or one of its Affiliates (a “Parent 401(k) Plan”) shall accept a direct rollover of distributions from such Company 401(k) Plan of the account balances (including in-kind distributions of promissory notes evidencing all outstanding loans) of each Employee if such rollover is elected in accordance with applicable Law by such Employee. Parent and the Company shall use their respective commercially reasonable efforts to permit each participant in the Company 401(k) Plan who has an outstanding loan balance under the Company 401(k) Plan on the date such Company 401(k) Plan is terminated to continue to make loan payments to the Company 401(k) Plan pending the distribution and rollover of the Employee’s account, as described in the previous sentence. Employees shall be eligible to participate in the Parent 401(k) Plan as soon as practicable following the Closing Date.

Section 5.14 Security Holder Litigation. In the event that any litigation related to this Agreement, the Mergers or the other transactions contemplated by this Agreement is brought against the Company and/or its directors by security holders of the Company, the Company shall promptly notify Parent of such litigation and shall keep Parent informed on a current basis with respect to the status thereof. The Company shall give Parent the opportunity to participate, subject to a customary joint defense agreement, in, but not control, the defense and settlement of any such litigation against the Company and/or its directors by security holders of the Company and no such settlement shall be agreed to by the Company or any Company Subsidiary without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). In the event that any litigation related to this Agreement, the Mergers or the other transactions contemplated by this Agreement is brought against Parent and/or its directors by security holders of Parent, Parent shall (a) promptly notify the Company of such litigation, (b) keep the Company informed on a current basis with respect to the status thereof and (c) consult with the Company and consider in good faith the recommendations of the Company in connection with the defense and settlement of any such litigation.

Section 5.15 Certain Tax Matters.

(a) During the period from the date of this Agreement to the Effective Time, Parent, Merger Sub I, Merger Sub II and the Company shall (A) use reasonable best efforts to cause the Mergers, taken together, to constitute a reorganization under Section 368(a) of the Code (the “Intended Tax Treatment”), and (B) neither take any action nor fail to take any action if such action or such failure could reasonably be expected to prevent or impede the Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Parent, Merger Sub I, Merger Sub II and the Company shall execute and deliver officer’s certificates containing appropriate representations that are customary for the transactions contemplated by this Agreement at such time or times as may be reasonably requested by counsel, including in connection with any filing of the Form S-4 and the delivery of the 368 Opinion, for purposes of rendering opinions with respect to the Tax treatment of the Mergers.

(b) Parent shall promptly notify the Company if, at any time before the Effective Time, Parent becomes aware of any fact or circumstance that could reasonably be expected to prevent or impede the Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(c) The Company shall promptly notify Parent if, at any time before the Effective Time, the Company becomes aware of any fact or circumstance that could reasonably be expected to prevent or impede the Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(d) If the Company receives from Morgan, Lewis & Bockius LLP, counsel to the Company, a written opinion on or prior to the Closing Date to the effect that for U.S. Federal income tax purposes the Mergers will constitute a “reorganization” within the meaning of Section 368(a) of the Code (the “368 Opinion”) and such opinion is delivered to Parent, then Parent shall cause the Surviving Corporation and Merger Sub II to effect the Second Merger immediately after the consummation of the Merger. In rendering the 368 Opinion, counsel to the Company shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such counsel, including representations set forth in certificates of officers of Parent, Merger Sub I, Merger Sub II and the Company. Provided the Company has received the 368 Opinion and the Second Merger has been effected, each of Parent, Merger Sub I, Merger Sub II and the Company shall report the Mergers in a manner consistent with the Intended Tax Treatment.

Section 5.16 Designation of Director. The Parties shall take all actions necessary to provide that as of immediately following the Closing, the Parent Board shall have appointed one (1) individual who serves on the Company Board as of the date of this Agreement and who, as of the date of this Agreement, qualifies as an “independent director” as defined in Section 303A.02 of the NYSE Listed Company Manual, that is designated by the Company and reasonably acceptable to the Nominating and Corporate Governance Committee of the Parent Board to serve on the Parent Board.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Obligations of Each Party. The obligations of Parent, Merger Sub I and the Company to consummate the Merger are subject to the satisfaction, at or prior to the Closing, of the following conditions (which may be waived, in whole or in part, to the extent permitted by Law, by Parent, Merger Sub I and the Company):

(a) Stockholder Approval. Parent shall have obtained the Parent Stockholder Approval, and the Company shall have obtained the Company Stockholder Approval.

(b) NYSE Stock Exchange Listing. The Shares of Parent Common Stock to be issued in the Merger and such other shares to be reserved for issuance in connection with the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) Statutes and Injunctions. No Law or Order (whether temporary, preliminary or permanent) shall have been promulgated, entered, enforced, enacted or issued or be applicable to the Merger or the Parent Stock Issuance by any Governmental Entity and

continue to be in effect that prohibits, prevents, or makes illegal the consummation of the Merger or the Parent Stock Issuance.

(d) Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order.

(e) Governmental Consents. (i) The waiting period (and any extensions thereof) under the HSR Act applicable to the Merger shall have expired or been terminated, and (ii) all Filings and Consents with any Governmental Entity set forth on Schedule 6.1(e)(ii) required for the consummation of the Merger and the other transactions contemplated hereby shall have been made or obtained.

Section 6.2 Conditions to Obligations of Parent and Merger Sub I to Effect the Merger. The obligations of Parent and each Merger Sub to consummate the Merger are subject to the satisfaction on or prior to the Closing Date of the following conditions (which may be waived in whole or in part by Parent or the Merger Subs):

(a) The representations and warranties of the Company set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any materiality or Company Material Adverse Effect qualifier therein), as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that breaches thereof, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect; provided, that the representations and warranties of the Company set forth in (i) the first sentence of Section 3.1(a), and (ii) Sections 3.2(a), 3.2(b), 3.2(d), 3.2(e), 3.3, 3.4(b)(i), 3.6(b) and 3.23 shall be true and correct in all respects (except, with respect to Sections 3.2(a), 3.2(b), 3.2(d) and 3.2(e), to the extent that such inaccuracies would be de minimis in the aggregate) as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date). Parent and the Mergers Subs shall have received a certificate validly executed and signed on behalf of the Company by its chief executive officer and chief financial officer certifying that this condition has been satisfied.

(b) The Company shall have performed or complied with, as applicable, all of the obligations, agreements and covenants (in each case, other than Section 5.6) required by this Agreement to be performed or complied with by it in all material respects and Parent and the Merger Subs shall have received a certificate validly executed and signed on behalf of the Company by its chief executive officer and chief financial officer certifying that this condition has been satisfied.

(c) Since the date hereof, there shall not have occurred any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect and Parent and the Merger Subs shall have received a certificate validly executed and signed on behalf of the Company by its chief executive officer and chief financial officer certifying that this condition has been satisfied.

(d) (i) There shall not be pending any Proceeding by a Governmental Entity seeking to impose a Burdensome Condition, (ii) no Burdensome Condition shall have been imposed or required as a condition to the receipt of any of the Filings or Consents with any Governmental Entity set forth on Schedule 6.1(e)(ii) and (iii) none of the Filings or Consents with any Governmental Entity set forth on Schedule 6.1(e)(ii) shall contain any Burdensome Condition.

Section 6.3 Conditions to Obligations of the Company to Effect the Merger. The obligation of the Company to consummate the Merger is subject to the satisfaction on or prior to the Closing Date of the following conditions (which may be waived in whole or in part by the Company):

(a) The representations and warranties of Parent and each Merger Sub set forth in this Agreement (except those representations and warranties set forth in the proviso below) shall be true and correct in all respects (without giving effect to any materiality or Parent Material Adverse Effect qualifier therein), as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date), except to the extent that breaches thereof, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect; provided, that the representations and warranties of Parent and the Merger Subs set forth in (i) the first two sentences of Section 4.1, and (ii) Sections 4.3(a), 4.3(b), 4.3(d), 4.3(e), 4.4, 4.5(b)(i), 4.7(b) and 4.23 shall be true and correct in all respects (except, with respect to Sections 4.3(a) and 4.3(b), to the extent that such inaccuracies would be de minimis in the aggregate) as of the date of this Agreement and as of the Closing Date as though made on or as of such date (or, in the case of representations and warranties that address matters only as of a particular date, as of such date). The Company shall have received a certificate validly executed and signed on behalf of Parent by its chief executive officer and chief financial officer certifying that this condition has been satisfied.

(b) Parent and the Merger Subs shall have performed or complied with, as applicable, in all material respects the obligations, agreements and covenants (in each case, other than Section 5.6) required by this Agreement to be performed or complied with by each of them and the Company shall have received a certificate validly executed and signed on behalf of Parent by its chief executive officer and chief financial officer certifying that this condition has been satisfied.

(c) Since the date hereof, there shall not have occurred any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect and the Company shall have received a certificate validly executed and signed on behalf of Parent by its chief executive officer and chief financial officer certifying that this condition has been satisfied.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval or the Parent Stockholder Approval have been obtained, and whether before or after the effectiveness of the Parent Stockholder Consents (except as otherwise specifically stated below):

(a) By the mutual written consent of Parent and the Company;

(b) By either of Parent or the Company:

(i) if any Governmental Entity of competent jurisdiction shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the Merger and such Order shall have become final and non-appealable;

(ii) if the Merger shall not have been consummated by July 2, 2016 (the “Outside Date”); provided, that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to any Party that has breached its obligations in any material respect under this Agreement in any manner that shall have proximately caused or resulted in the failure of the Merger to have been consummated by the Outside Date;

(iii) if the Parent Stockholder Approval shall not have been obtained upon a vote taken thereon at the Parent Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof; or

(iv) if the Company Stockholder Approval shall not have been obtained upon a vote taken thereon at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof.

(c) By the Company:

(i) prior to the receipt of the Parent Stockholder Approval, in the event that (A) a Parent Adverse Recommendation Change shall have occurred, (B) the Parent Board or any committee thereof shall have failed to include the Parent Recommendation in the Joint Proxy Statement distributed to stockholders, (C) if, following the disclosure or announcement of a Takeover Proposal with respect to Parent (other than a tender or exchange offer described in clause (D) below), the Parent Board shall have failed to reaffirm publicly the Parent Recommendation within five (5) Business Days after the Company requests in writing that such recommendation under such circumstances be reaffirmed publicly, (D) a tender offer or exchange offer is commenced that would, if consummated, constitute a Takeover Proposal with respect to Parent and the Parent Board shall have failed to recommend against acceptance of such tender offer or exchange offer by its stockholders (including, for these purposes, by taking any position contemplated by Rule 14e-2 of the Exchange Act other than recommending rejection of such tender offer or exchange offer) within ten (10) Business Days of the commencement of such tender offer or exchange offer (or, in the event of a change in the terms of the tender offer or exchange offer, within ten (10) Business Days of the announcement of such changes); or (E) the Parent Board publicly announces an intention to take any of the foregoing actions;

(ii) prior to the receipt of the Parent Stockholder Approval, if Parent is in Willful Breach of its obligations pursuant to Section 5.4;

(iii) if Parent shall have materially breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.3(a) or 6.3(b) and (ii) is incapable of being cured by Parent by the Outside Date or, if capable of being cured, shall not have been cured by Parent within thirty (30) calendar days following receipt of written notice of such breach or failure to perform from the Company (or, if earlier, the Outside Date); or

(iv) prior to obtaining the Company Stockholder Approval in accordance with, and subject to the terms and conditions of, Section 5.4(b).

(d) By Parent:

(i) prior to the receipt of the Company Stockholder Approval, in the event that (A) a Company Adverse Recommendation Change shall have occurred, (B) the Company Board or any committee thereof shall have failed to include the Company Recommendation in the Joint Proxy Statement distributed to stockholders, (C) if, following the disclosure or announcement of a Takeover Proposal with respect to the Company (other than a tender or exchange offer described in clause (D) below), the Company Board shall have failed to reaffirm publicly the Company Recommendation within five (5) Business Days after Parent requests in writing that such recommendation under such circumstances be reaffirmed publicly, (D) a tender offer or exchange offer is commenced that would, if consummated, constitute a Takeover Proposal with respect to the Company and the Company Board shall have failed to recommend against acceptance of such tender offer or exchange offer by its stockholders (including, for these purposes, by taking any position contemplated by Rule 14e-2 of the Exchange Act other than recommending rejection of such tender offer or exchange offer) within ten (10) Business Days of the commencement of such tender offer or exchange offer (or, in the event of a change in the terms of the tender offer or exchange offer, within ten (10) Business Days of the announcement of such changes); or (E) the Company Board publicly announces an intention to take any of the foregoing actions;

(ii) prior to the receipt of the Company Stockholder Approval, if the Company is in Willful Breach of its obligations pursuant to Section 5.4;

(iii) if the Company shall have materially breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.2(a) or 6.2(b) and (ii) is incapable of being cured by the Company by the Outside Date or, if capable of being cured, shall not have been cured by the Company within thirty (30) calendar days following receipt of written notice of such breach or failure to perform from Parent (or, if earlier, the Outside Date); or

(iv) prior to obtaining the Parent Stockholder Approval in accordance with, and subject to the terms and conditions of, Section 5.4(b).

Section 7.2 Effect of Termination. In the event of the termination of this Agreement by either Parent or the Company as provided in Section 7.1, written notice thereof shall forthwith be given by the terminating Party to the other Party specifying the provision hereof pursuant to which such termination is made. In the event of the termination of this Agreement in accordance with Section 7.1, this Agreement shall forthwith become void and have no effect, and there shall not be any liability or obligation on the part of any Party hereto, other than pursuant to Section 7.3, and the provisions of this Agreement shall terminate, other than those set forth in this Section 7.2, Section 7.3 and Article VIII which provisions shall survive such termination; provided, however, that, subject to the next proviso of this sentence, no such termination shall relieve any Party from liability for any fraud or Willful Breach of any representation, warranty, covenant or other agreement contained in this Agreement, in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity. No termination of this Agreement shall affect the obligations of the Parties contained in the Confidentiality Agreements, all of which obligations shall survive the termination of this Agreement in accordance with their terms (and notwithstanding anything to the contrary contained in Section 8.6); provided, further, that, in the event any Company Termination Fee is payable by the Company to Parent following a termination of this Agreement pursuant to Section 7.1(d)(ii) or any Parent Termination Fee is payable by Parent to the Company following a termination of this Agreement pursuant to Section 7.1(c)(ii), the payment of any such termination fee shall be the sole and exclusive remedy of the Party receiving such payment in connection with such Willful Breach.

Section 7.3 Termination Fee; Expenses.

(a) Except as otherwise provided in this Section 7.3 (or otherwise as expressly provided in this Agreement) and except for (i) the filing fee under the HSR Act and any fees for similar filings or notices under foreign Laws or regulations and (ii) the expenses in connection with printing and mailing the Joint Proxy Statement required in connection with the actions specified in Section 5.3(a) and the Form S-4 (which such fees and expenses shall be borne, in each case, equally by Parent and the Company), all fees and expenses incurred by the Parties hereto shall be borne solely by the Party that has incurred such fees and expenses.

(b) In the event that this Agreement is terminated by (i) the Company pursuant to Section 7.1(c)(i)(A) following a Parent Adverse Recommendation Change in response to a Parent Intervening Event, then Parent shall pay to the Company a fee in the amount of $402,000,000 (the “Parent Non-Superior Proposal Termination Fee”) on the second Business Day following the date of such termination, (ii) by (A) the Company pursuant to Section 7.1(c)(i) pursuant to clause (B), (C) or (D) thereof or pursuant to clause (A) thereof following a Parent Adverse Recommendation Change in connection with a Superior Proposal or (B) the Company pursuant to Section 7.1(c)(ii), then, in either case, Parent shall pay to the Company a fee in the amount of $302,000,000 (the “Lower Parent Superior Proposal Termination Fee”) if, in the case of the preceding clause (ii)(A), such termination or, in the case of the preceding clause (ii)(B), such Willful Breach, occurs on or prior to 5:30 pm New York time on August 17, 2015 (the “Applicable Time”) or in the amount of $367,000,000 (the “Higher Parent Superior Proposal Termination Fee”) if, in the case of the preceding clause (ii)(A), such termination or, in the case of the preceding clause (ii)(B), such Willful Breach, occurs subsequent to the Applicable Time, in either case on the second Business Day following the date of such termination; or (iii) by Parent pursuant to Section 7.1(d)(iv), then Parent shall pay to the Company the Lower Parent Superior Proposal Termination Fee if such termination occurs on or prior to Applicable Time or the Higher Parent Superior Proposal Termination Fee if such termination occurs subsequent to Applicable Time, in either case concurrently with, and as a condition to, the effectiveness of, the termination of this Agreement.

(c) In the event that this Agreement is terminated by (i) Parent pursuant to Section 7.1(d)(i)(A) following a Company Adverse Recommendation Change in response to a Company Intervening Event, then the Company shall pay to Parent a fee in the amount of $251,000,000 (the “Company Non-Superior Proposal Termination Fee”) on the second Business Day following the date of such termination, (ii) by (A) Parent pursuant to Section 7.1(d)(i) pursuant to clause (B), (C) or (D) thereof or pursuant to clause (A) thereof following a Company Adverse Recommendation Change in connection with a Superior Proposal or (B) Parent pursuant to Section 7.1(d)(ii), then, in either case, the Company shall pay to Parent a fee in the amount of $188,000,000 (the “Lower Company Superior Proposal Termination Fee”) if, in the case of the preceding clause (ii)(A), such termination or, in the case of the preceding clause (ii)(B), such Willful Breach, occurs on or prior to Applicable Time or in the amount of $229,000,000 (the “Higher Company Superior Proposal Termination Fee”) if, in the case of the preceding clause (ii)(A), such termination or, in the case of the preceding clause (ii)(B), such Willful Breach, occurs subsequent to Applicable Time, in either case on the second Business Day following the date of such termination; or (iii) by the Company pursuant to Section 7.1(c)(iv), then the Company shall pay to Parent the Lower Company Superior Proposal Termination Fee if such termination occurs on or prior to Applicable Time or the Higher Company Superior Proposal Termination Fee if such termination occurs subsequent to Applicable Time, in either case concurrently with, and as a condition to, the effectiveness of, the termination of this Agreement.

(d) In the event that this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(iv), then the Company shall pay to Parent a fee in the amount of $63,000,000 (the “Company No-Vote Fee”) (i) concurrently with such termination (in the case of termination by the Company) or (ii) on the second Business Day following the date of such termination (in the case of termination by Parent).

(e) In the event that this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(iii), then Parent shall pay to the Company a fee in the amount of $101,000,000 (the “Parent No-Vote Fee”) (i) concurrently with such termination (in the case of termination by Parent) or (ii) on the second Business Day following the date of such termination (in the case of termination by the Company).

(f) In the event that after the date hereof, (i) a Takeover Proposal with respect to Parent shall have been publicly disclosed, announced or otherwise made public by any Person (other than the Company or any of its Affiliates) (a “Parent Takeover Proposal”), (ii) this Agreement is terminated pursuant to (y) Section 7.1(b)(iii) or (z) Section 7.1(c)(iii) (if, in the case of this clause (z), the breach giving rise to such termination was a Willful Breach) and at the time of such termination the Parent Takeover Proposal has not been withdrawn and remains outstanding, and (iii) within nine (9) months after any such termination referred to in the preceding clause (ii), Parent enters into any definitive agreement providing for any transaction contemplated by any Parent Takeover Proposal (regardless of when made and whether or not the same Parent Takeover Proposal referred to in the preceding clause (i), which transaction is thereafter consummated (regardless of when consummated)) or consummates any transaction contemplated by any Parent Takeover Proposal (regardless of when made and whether or not the same Parent Takeover Proposal referred to in the preceding clause (i)), then Parent shall pay to the Company the Higher Parent Superior Proposal Termination Fee, less the amount, if any, of the Parent No-Vote Fee previously paid by Parent to the Company, concurrently with the occurrence of the consummation of any Parent Takeover Proposal referred to in the preceding clause (iii); provided, however, that for purposes of the definition of “Takeover Proposal” in this Section 7.3(f), references to “15%” shall be replaced by “50%.”

(g) In the event that after the date hereof, (i) a Takeover Proposal with respect to the Company shall have been publicly disclosed, announced or otherwise made public by any Person (other than Parent or any of its Affiliates) (a “Company Takeover Proposal”), (ii) this Agreement is terminated pursuant to (y) Section 7.1(b)(iv) or (z) Section 7.1(d)(iii) (if, in the case of this clause (z), the breach giving rise to such termination was a Willful Breach) and at the time of such termination the Company Takeover Proposal has not been withdrawn and remains outstanding, and (iii) within nine (9) months after any such termination referred to in the preceding clause (ii), the Company enters into any definitive agreement providing for any transaction contemplated by any Company Takeover Proposal (regardless of when made and whether or not the same Company Takeover Proposal referred to in the preceding clause (i), which transaction is thereafter consummated (regardless of when consummated)) or consummates any transaction contemplated by any Company Takeover Proposal (regardless of when made and whether or not the same Company Takeover Proposal referred to in the preceding clause (i)), then the Company shall pay to Parent the Higher Company Superior Proposal Termination Fee, less the amount, if any, of the Company No-Vote Fee previously paid by the Company to Parent, concurrently with the occurrence of the consummation of any Company Takeover Proposal referred to in the preceding clause (iii); provided, however, that for purposes of the definition of “Takeover Proposal” in this Section 7.3(g), references to “15%” shall be replaced by “50%.”

(h) In the event that the Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(i) (solely to the extent the Order giving rise to such termination right relates to applicable U.S. federal antitrust Laws) or Section 7.1(b)(ii), and, at the time of such termination, (i) the conditions in Section 6.1(e)(i) shall not have been satisfied and (ii) all of the other conditions set forth in Section 6.1 (other than Section 6.1(c) (solely to the extent the Order giving rise to the failure of such condition relates to applicable U.S. federal antitrust Laws)) and the conditions set forth in Section 6.2 (other than Section 6.2(d)(i) (solely to the extent the Proceeding giving rise to the failure of such condition was brought under applicable U.S. federal antitrust Laws)) have been satisfied (or in the case of conditions that by their nature are to be satisfied at the Closing are capable of being satisfied if the Closing were to occur on the date of such termination), then Parent shall pay to the Company a fee in the amount of $250,000,000 (the “Parent Regulatory Fee”) to the Company within two (2) Business Days following the date of such termination.

(i) The Parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if either the Company or Parent fails promptly to pay any amount due pursuant to this Section 7.3, and, in order to obtain such payment, the Company or Parent, as applicable, commences a suit that results in a judgment against the Company or Parent, as applicable, for any amount pursuant to this Section 7.3, the non-prevailing Party that is required to pay such any such fee shall pay the prevailing Party entitled to receive such fee its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made. All payments under this Section 7.3 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent or the Company, as applicable. In no event shall (i) (A) the Company be required to pay the Lower Company Superior Proposal Termination Fee, Higher Company Superior Proposal Termination Fee or Company Non-Superior Proposal Termination Fee (each, a “Company Termination Fee” and together, the “Company Termination Fees”) if a Company Termination Fee has already been paid, or (B) a Company Termination Fee or Company No-Vote Fee be payable more than once, or (ii) (A) the Parent be required to pay the Lower Parent Superior Proposal Termination Fee, Higher Parent Superior Proposal Termination Fee or the Parent Non-Superior Proposal Termination Fee (each a “Parent Termination Fee” and together the “Parent Termination Fees”) if a Parent Termination Fee has already been paid, or (B) a Parent Termination Fee or Parent No-Vote Fee be payable more than once.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Amendment and Modification. Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of the Company, Parent or the Merger Subs contemplated hereby, by written agreement of the Parties hereto at any time prior to the Closing Date with respect to any of the terms contained herein; provided, however, that no amendment, modification or supplement shall be made to this Agreement that would adversely affect the rights of the Financing Sources as set forth in Sections 8.6, 8.9, 8.12(b), 8.12(c), 8.13 or this

Section 8.1 without the consent of the Financing Sources; provided, further, that no amendment, modification or supplement of this Agreement shall be made following receipt of the Company Stockholder Approval or the Parent Stockholder Approval unless, to the extent required by applicable Law or the rules and regulations of the NYSE, approved by the stockholders of the Company or Parent, as applicable.

Section 8.2 Extension; Waiver. At any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the first proviso of Section 8.1, waive compliance with any of the agreements or conditions contained in this Agreement. Except as required by applicable Law, no waiver of this Agreement shall require the approval of the stockholders of either Parent or the Company. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any Party of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

Section 8.3 No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time.

Section 8.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile (which is confirmed) or sent by an overnight courier service, such as Federal Express, to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a) if to Parent, Merger Sub I or Merger Sub II, to:

Centene Corporation

7700 Forsyth Blvd.

St. Louis, MO 63105

Attention:  Keith Williamson

Telephone No.: (314) 725-4477

Facsimile No.: (314) 725-5180

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, New York 10036

Attention:  Paul T. Schnell, Esq.

Telephone No.: (212) 735-3000

Facsimile No.: (212) 735-2000

and

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, N.W.

Washington, D.C. 20005

Attention:  Jeremy D. London, Esq.

Telephone No.: (202) 371-7000

Facsimile No.: (202) 393-5760

(b) if to the Company, to:

Health Net, Inc.

21650 Oxnard Street

Woodland Hills, CA 91367

Attention: Kathleen Waters

Phone: (818) 676-8865

Fax: (818) 676-7570

with a copy to:

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178-0060

Attention:	David W. Pollak
Alec R. Dawson
Eric Tajcher

Telephone No.: (212) 309-6000

Facsimile No.: (212) 309-6001

Section 8.5 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the Parties and delivered to the other Parties (including by facsimile or via portable document format (.pdf)), it being understood that all Parties need not sign the same counterpart.

Section 8.6 Entire Agreement; Third Party Beneficiaries. This Agreement (including the Exhibits hereto and the documents and the instruments referred to herein) and the Confidentiality Agreements (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof (although any provisions of the Confidentiality Agreements conflicting with this Agreement shall be governed by this Agreement) and (b) are not intended to confer any rights, benefits, remedies, obligations or liabilities upon any Person other than the Parties hereto and their respective successors and assigns, except, that notwithstanding the foregoing clause (b), (i) following the Effective Time, the provisions of Section 5.9 shall be enforceable by each Person entitled to the benefits of Section 5.9 and his or her heirs and his or her representatives and (ii) the provisions of Section 8.1, this Section 8.6, Section 8.9, Section 8.12(b), Section 8.12(c) and Section 8.13 shall be enforceable by each Financing Source.

Section 8.7 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 8.8 Interpretation. The words “include,” “includes,” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to “this Agreement” shall include the Parent Disclosure Letter and the Company Disclosure Letter. The word “will” shall be construed to have the same meaning and effect as the word “shall.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. All Exhibits and Schedules annexed hereto or referred to herein, and the Company Disclosure Letter and the Parent Disclosure Letter, are hereby incorporated in and made a part of this Agreement as if set forth in full herein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract, instrument or Law defined or referred to herein means such Contract, instrument or Law as from time to time amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Laws) by succession of comparable successor Laws and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. This Agreement is the product of negotiations by the Parties having the assistance of counsel and other advisers. It is the intention of the Parties that this Agreement not be construed more strictly with regard to one Party than with regard to the others.

Section 8.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void, except that (x) either Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any entity that is wholly owned, directly or indirectly, by Parent and (y) Parent and either Merger Sub may assign its rights, but not its obligations, under this Agreement to any Financing Source. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 8.10 Headings. The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 8.11 Governing Law. This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware without giving effect to the principles of conflicts of law thereof or of any other jurisdiction.

Section 8.12 Enforcement; Exclusive Jurisdiction.

(a) The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, or, if under applicable Law exclusive jurisdiction over such matter is vested in the federal courts, any federal court located in the State of Delaware without proof of actual damages or otherwise (and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the Parties hereto (a) consents to submit itself, and hereby submits itself, to the personal jurisdiction of the Court of Chancery of the State of Delaware and any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and agrees not to plead or claim any objection to the laying of venue in any such court or that any judicial proceeding in any such court has been brought in an inconvenient forum, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Court of Chancery of the State of Delaware, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, any federal court located in the State of Delaware, or, if neither of such courts has subject matter jurisdiction, any state court of the State of Delaware having subject matter jurisdiction, and (d) consents to service of process being made through the notice procedures set forth in Section 8.4.

(b) Notwithstanding anything contrary in this Agreement, each of the Parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof). The Parties hereto further agree that all of the provisions of Section 8.13 relating to waiver of jury trial shall apply to any action, cause of action, claim, cross-claim or third party-claim referenced in this Section 8.12(b).

(c) Notwithstanding anything to the contrary contained in this Agreement, the Company agrees that neither it nor any of its Representatives or Affiliates shall have any rights or claims against any Financing Source in connection with or related to this Agreement, the Financing, the Mergers or the other transactions contemplated hereby or thereby. In addition, no Financing Source shall have any liability or obligation to the Company or any of the Company’s Representatives in connection with or related to this Agreement, the Financing, the Mergers or the other transactions contemplated hereby or thereby, including for any consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortious nature. For avoidance of doubt, (i) in no event shall this Section 8.12(c) apply to Parent, whether before or after the Closing, and (ii) from and after the Closing, the foregoing shall not modify or alter in any respect any provision of any definitive loan documentation between or among Parent, the Company (or the Surviving Entity), and any of their Subsidiaries and any Financing Source entered into in connection with or as contemplated by this Agreement, and in the event of a conflict between the foregoing and any provision in any such definitive loan documentation, the provisions of such definitive loan documentation shall govern and control.

Section 8.13 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE MERGERS OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.14 Definitions. The following terms and those set forth in the Index of Defined Terms, when used in this Agreement, and the Exhibits, Schedules, Company Disclosure Letter, Parent Disclosure Letter and other documents delivered in connection herewith, shall have the meanings specified in this Section 8.14 or on the corresponding page number of the Index of Defined Terms:

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

“Applicable SAP” means, as to any insurance company or health maintenance organization, the statutory accounting practices prescribed or permitted by applicable Law or Governmental Entities seated in the jurisdiction where such insurance company or health maintenance organization is domiciled and responsible for the regulation thereof.

“ASOPs” means actuarial standards of practice promulgated by the Actuarial Standards Board for use by actuaries when providing professional services in the United States.

“Beneficial Owner” means, with respect to a Security, any Person who, directly or indirectly, through any Contract, agreement, arrangement, understanding, relationship or otherwise, has or shares (i) the power to vote, or to direct the voting of, such Security, (ii) the power to dispose of, or to direct the disposition of, such Security or (iii) the ability to profit or share in any profit derived from a transaction in such Security, and shall otherwise be interpreted in accordance with the term “beneficial ownership” as defined in Rule 13d-3 adopted by the SEC under the Exchange Act; provided, that, for purposes of determining whether a Person is a Beneficial Owner of such Security, a Person shall be deemed to be the Beneficial Owner of any Securities which may be acquired by such Person pursuant to any Contract, agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such Securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing). The terms “Beneficially Own,” “Beneficially Owned” and “Beneficial Ownership” shall have a correlative meaning.

“Benefit Plan” means each (i) employee benefit plan (as defined in Section 3(3) of ERISA), (ii) bonus, stock option, stock purchase, restricted stock, equity or equity-based award, incentive, deferred compensation, retirement, pension, profit sharing, retiree medical, life insurance, supplemental retirement, vacation, medical, dental, vision, prescription or fringe benefit, relocation or expatriate benefit, perquisite, disability or sick leave benefit, employee assistance, supplemental unemployment benefit or other benefit plans, programs or arrangements, and (iii) employment, termination, severance, change in control, salary continuation, transaction bonus, retention or other contracts or agreements, in each case whether written or oral.

“Business Day” means any day except a Saturday, a Sunday or other day on which the SEC or the banking institutions in the City of New York are authorized or required by Law to be closed.

“CMS” means the Centers for Medicare and Medicaid Services.

“Company Material Adverse Effect” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate with all other events, changes, effects, developments, states of facts, conditions, circumstances and occurrences, (i) would, or would reasonably be expected to, prevent, materially delay or materially impede the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement or (ii) is, or would reasonably be expected to be, materially adverse to the business, results of operations, properties, assets, liabilities, operations or financial condition of the Company and the Company Subsidiaries, taken as a whole; provided that none of the following, and no event, change, effect, development, state of facts, condition, circumstance or occurrence resulting from the following, shall be taken into account, either alone or in combination, in determining whether a Company Material Adverse Effect has occurred for purposes of this definition: (A) any changes in general United States or global economic conditions, (B) any changes in the general conditions of the healthcare, health insurance or managed care industry or any other industry in which the Company or any of the Company Subsidiaries operate, (C) any decline in the market price or trading volume of the Company Common Stock, in and of itself (it being understood that the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such decline that are not otherwise excluded from the definition of Company Material Adverse Effect may be deemed to constitute, or taken into account in determining whether there has been, a Company Material Adverse Effect or whether a Company Material

Adverse Effect would be reasonably expected to occur), (D) any changes in regulatory, legislative or political conditions or in securities, credit, financial, debt or other capital markets, in each case in the United States or any foreign jurisdiction, (E) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Company Material Adverse Effect may be deemed to constitute, or taken into account in determining whether there has been, a Company Material Adverse Effect or whether a Company Material Adverse Effect would be reasonably expected to occur), (F) the execution and delivery of this Agreement, the public announcement of this Agreement, the Mergers or any other transaction contemplated by this Agreement, the taking of any action required or expressly contemplated by this Agreement (including pursuant to Section 5.8), the failure to take any action expressly prohibited by this Agreement (it being understood and agreed that the foregoing shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby), (G) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of or by any Governmental Entity after the date of this Agreement, (H) any change in applicable Law or GAAP (or authoritative interpretations thereof), (I) any changes in geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, (J) any taking of any action at the written request of or with the written consent of any Party other than the Company, (K) any reduction in the credit rating of the Company or any of the Company Subsidiaries (it being understood that the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such reduction that are not otherwise excluded from the definition of Company Material Adverse Effect may be deemed to constitute, or taken into account in determining whether there has been, a Company Material Adverse Effect or whether a Company Material Adverse Effect would be reasonably expected to occur), (L) any hurricane, earthquake, flood or other natural disasters, acts of God or any change resulting from weather conditions or (M) any litigation or legal proceedings arising from allegations of a breach of fiduciary duty or violation of applicable Law relating to this Agreement or the Mergers; provided, however, that any event, change, effect, development, state of facts, condition or occurrence referred to in clauses (A), (B), (D), (G), (H), (I) and (L) shall be taken into account for purposes of determining whether a Company Material Adverse Effect has occurred to the extent, and only to the extent, that such fact, circumstance, occurrence, effect, development, change or condition has a materially disproportionate adverse effect on the Company and the Company Subsidiaries, taken as a whole, relative to the adverse effect such events or changes have on other companies operating in the industries in which the Company and the Company Subsidiaries operate.

“Company Material Intellectual Property” means any Intellectual Property the unavailability of which would be materially detrimental to the Company and the Company Subsidiaries, taken as a whole.

“Company Leased Property” means any real property and improvements now leased by the Company or any Company Subsidiary as of the date hereof.

“Company Rights Agreement” means the Rights Agreement, dated as of July 27, 2006, by and between the Company and Wells Fargo Bank, N.A., as Rights Agent.

“Company Stock Plans” means the Company’s (i) Amended and Restated 1998 Stock Option Plan, (ii) 2005 Long-Term Incentive Plan, (iii) 2006 Long-Term Incentive Plan and (iv) Third Amended and Restated Non-Employee Director Stock Option Plan.

“Confidentiality Agreements” means the confidentiality agreements, each dated June 16, 2015, between Parent and the Company, as each may be further amended, supplemented or otherwise modified by the Parties.

“Constituent Documents” means, with respect to any Person, the charter, the certificate or articles of incorporation or formation, bylaws, limited liability company or operating agreement or comparable organizational documents of such Person, as the same may be amended, supplemented or otherwise modified from time to time.

“Contract” means any note, bond, debenture, mortgage, indenture, deed of trust, license, lease, agreement or other contract, agreement, commitment, instrument, understanding or obligation, in each case, including all amendments thereto.

“EBITDA” means, with respect to any Person, the sum of (a) consolidated net income, determined in accordance with GAAP, plus (b) without duplication and to the extent deducted in determining such consolidated net income, the sum of (i) consolidated interest expense, (ii) consolidated income tax expense and (iii) all amounts attributed to depreciation or amortization, in each case of such Person and its Subsidiaries.

“Employer Group” means any commercial employer, association, labor union, trust or other commercial group of individuals or Persons which legally contract to provide health benefits on behalf of their eligible employees, members or beneficiaries.

“Environmental Laws” means all federal, state, local and foreign Laws relating to pollution, the protection, restoration or remediation of or prevention of harm to the environment or natural resources, or the protection of human health and safety from the presence of Hazardous Substances, including Laws relating to: (a) the exposure to, or Releases or threatened Releases of, Hazardous Substances; (b) the generation, manufacture, processing, distribution, use, treatment, containment, disposal, storage, transport or handling of Hazardous Substances; or (c) recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, each trade or business, whether or not incorporated, that, together with such Person, would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA or Section 414(b), (c) or (m) of the Code.

“Financing Sources” means the Persons (including the parties to the Commitment Letter) that have committed to provide or otherwise entered into agreements in connection with the Financing, or alternative financings in connection with the transactions contemplated by this

Agreement, and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto together with their Affiliates, officers, directors, employees and representatives involved in the Financing and their successors and assigns.

“GAAP” means generally accepted accounting principles in the United States.

“Hazardous Substances” means any materials, chemicals, pollutants, contaminants, wastes, toxic or hazardous substances, including petroleum and petroleum products or compounds, gasoline, diesel fuel, solvents, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead and lead-based paints and materials and pesticides (a) that can cause harm to living organisms, human welfare or the environment, (b) that are regulated, or for which liability can be imposed, pursuant to Environmental Laws or (c) the presence, handling or management of which requires registration, authorization, investigation or remediation under Environmental Laws.

“Health Insurance Portability and Accountability Act of 1996” or “HIPAA” means 42 U.S.C. §§ 1320d through 1320d-8 and 42 C.F.R. §§ 160, 162 and 164, as amended.

“Indebtedness” means (i) any indebtedness or other obligation for borrowed money, whether current, short-term or long-term and whether secured or unsecured, (ii) any indebtedness evidenced by a note, bond, debenture or other Security or similar instrument, (iii) any liabilities or obligations with respect to interest rate swaps, collars, caps and similar hedging obligations or other financial agreements or arrangements entered into for the purpose of limiting or managing interest rate risks, (iv) any capitalized lease obligations and (v) guaranties, endorsements and assumptions in respect of any of the foregoing clauses (i) through (iv).

“Intellectual Property” means all intellectual property rights throughout the world, including all U.S. and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof, (ii) trademarks, service marks, names, corporate names, trade names, domain names, social media addresses, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, (iii) copyrights and copyrightable subject matter, (iv) trade secrets, (v) Software and (vi) all applications and registrations for the foregoing.

“Joint Proxy Statement” means a proxy statement relating to the adoption and approval of this Agreement and the transactions contemplated hereby by the Company’s stockholders and by Parent’s stockholders.

“Key Employer Group” means any of the top twenty (20) Employer Groups, by state, with whom the Company or any Company Subsidiary does not have an ASO Contract, based on aggregate revenue.

“Knowledge” means the knowledge of (a) with respect to the Company, the persons set forth in Section 8.14(a) of the Company Disclosure Letter and (b) with respect to Parent, the persons set forth on Section 8.14(a) of the Parent Disclosure Letter, in each case, including the knowledge that any such individuals would reasonably be expected to discover or become aware of in the course of the reasonable conduct of his or her duties.

“Laws” means any United States, federal, state or local or any foreign law (in each case, statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, statute, regulation or other similar requirement enacted, issued, adopted, promulgated, entered into or applied by a Governmental Entity.

“Licensed Company IP” means all Intellectual Property that is licensed to the Company by third parties and is material to the conduct of the business of the Company.

“Licensed Parent IP” means all Intellectual Property that is licensed to Parent by third parties and is material to the conduct of the business of Parent.

“Lien” means any lien (statutory or otherwise), pledge, hypothecation, mortgage, lease, restriction, covenant, title defect, assignment, charge, encumbrance, adverse right, claim, option, right of first refusal, preemptive right or security interest of any kind or nature whatsoever (including any restriction on the voting interest of any security, any restriction on the transfer of any security (other than those imposed by applicable securities Laws) or other asset or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Marketing Period” means the first period of 15 consecutive Business Days after the date of this Agreement throughout which (i) Parent shall have the Required Information; and (ii) the conditions set forth in Section 6.1 and 6.2 (other than the condition set forth in Section 6.1(a)) shall have been satisfied (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the Party entitled to waive such conditions) and nothing has occurred and no condition or state of facts exists that would cause any of the conditions set forth in Sections 6.1 and 6.2 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 15 consecutive Business Day period; provided, that if the financial statements included in the Required Information that is available to Parent on the first day of any such 15 consecutive Business Day period would not be sufficiently current on any day during such 15 consecutive Business Day period to permit (x) a registration statement filed by the Company using such financial statements to be declared effective by the SEC on the last day of the 15 consecutive Business Day period and (y) the Company’s independent auditors to issue a customary comfort letter (in accordance with its normal practices and procedures) on the last day of the 15 consecutive Business Day period (any documents complying with the requirements of clauses (x) and (y), mutatis mutandis, “Compliant Documents”), then a new 15 consecutive Business Day period shall commence upon Parent receiving updated Required Information that would be sufficiently current to permit the actions described in clauses (x) and (y) above on the last day of such 15 consecutive Business Day period; provided further, that the Marketing Period shall be deemed not to have commenced if, (1) prior to the completion of such 15 consecutive Business Day period, the Company’s independent auditors shall have withdrawn its audit opinion with respect to any of the financial statements contained in the Required Information in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect the applicable Required Information by the Company’s independent auditors, another “big four” accounting firm or another independent public accounting firm reasonably acceptable to Parent, (2) the Company shall have publicly announced any intention to restate any material financial information included in the Required Information or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the Company SEC Documents have been amended or the Company has determined that no restatement shall be required under GAAP or (3) the Company shall have been late in filing any material report with the SEC required under the Exchange Act, in which case the Marketing Period shall be deemed not to commence at the earliest unless and until such delinquency is cured; provided further, that if such 15 consecutive Business Day period has not ended on or before August 21, 2015, it shall not commence before September 8, 2015, such period shall not be required to be consecutive to the extent it would include any date from November 26, 2015 through and including November 29, 2015 (which dates shall not count for purposes of the 15 consecutive business day period), and if such period has not ended on or before December 22, 2015, it shall not commence before January 4, 2016 and in no event will 15 consecutive Business Day period extend beyond the Outside Date. Notwithstanding the foregoing, (i) the Marketing Period shall end on any earlier date that is the date on which the proceeds of the Financing or any alternative financing are obtained and are sufficient to consummate the transactions contemplated by this Agreement and (ii) whether or not commenced, if the final day of the Marketing Period would otherwise be later than the third (3rd) Business Day prior to the Outside Date, then the final day of the Marketing Period shall be deemed to be the third (3rd) Business Day prior to the Outside Date. If the Company shall in good faith reasonably believe that it has provided the Required Information to Parent and that the Required Information qualifies as a Compliant Document, the Company may deliver to Parent a written notice to that effect (stating the date on which it believes it completed such delivery), in which case the Company shall be deemed to have complied with the requirement to deliver Required Information that qualifies as a Compliant Document (in which case, such 15 consecutive Business Day period shall be deemed to have commenced on the date specified in such notice unless Parent in good faith reasonably believes that the Company has not completed the delivery of Required Information that qualifies as a Compliant Document and, within three Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which Required Information Parent believes the Company has not delivered or does not qualify as a Compliant Document at that time).

“NYSE” means the New York Stock Exchange.

“Order” means any order, writ, injunction, decree, judgment, award, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Oversight Employee” “ means each employee set forth on Section 8.14(b) of the Company Disclosure Letter.

“Parent Leased Property” “ means any real property and improvements now leased by Parent or any Parent Subsidiary as of the date hereof.

“Parent Material Adverse Effect” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that, individually or in the aggregate with all other events, changes, effects, developments, states of facts, conditions, circumstances and occurrences (i) would, or would reasonably be expected to, prevent, materially delay or materially impede the ability of the Parent to consummate the Merger and the other transactions contemplated by this

Agreement or (ii) is, or would reasonably be expected to be, materially adverse to the business, results of operations, properties, assets, liabilities, operations or financial condition of Parent and the Parent Subsidiaries, taken as a whole; provided that none of the following, and no event, change, effect, development, state of facts, condition, circumstance or occurrence resulting from the following, shall be taken into account, either alone or in combination, in determining whether a Parent Material Adverse Effect has occurred for purposes of this definition: (A) any changes in general United States or global economic conditions, (B) any changes in the general conditions of the healthcare, health insurance or managed care industry or any other industry in which Parent or any of the Parent Subsidiaries operate, (C) any decline in the market price or trading volume of the Parent Common Stock, in and of itself (it being understood that the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such decline that are not otherwise excluded from the definition of Parent Material Adverse Effect may be deemed to constitute, or taken into account in determining whether there has been, a Parent Material Adverse Effect or whether a Parent Material Adverse Effect would be reasonably expected to occur), (D) any changes in regulatory, legislative or political conditions or in securities, credit, financial, debt or other capital markets, in each case in the United States or any foreign jurisdiction, (E) any failure, in and of itself, by Parent to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Parent Material Adverse Effect may be deemed to constitute, or taken into account in determining whether there has been, a Parent Material Adverse Effect or whether a Parent Material Adverse Effect would be reasonably expected to occur), (F) the execution and delivery of this Agreement, the public announcement of this Agreement, the Mergers or any other transaction contemplated by this Agreement, the taking of any action required or expressly contemplated by this Agreement (including pursuant to Section 5.8), the failure to take any action expressly prohibited by this Agreement (it being understood and agreed that the foregoing shall not apply with respect to any representation or warranty that is intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby), (G) any adoption, implementation, promulgation, repeal, modification, amendment, reinterpretation, change or proposal of any applicable Law of or by any Governmental Entity after the date of this Agreement, (H) any change in applicable Law or GAAP (or authoritative interpretations thereof), (I) any changes in geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism, (J) any taking of any action at the written request of or with the written consent of any Party other than Parent, (K) any reduction in the credit rating of Parent or any of the Parent Subsidiaries (it being understood that the underlying events, changes, effects, developments, states of facts, conditions, circumstances and occurrences giving rise to or contributing to such reduction that are not otherwise excluded from the definition of Parent Material Adverse Effect may be deemed to constitute, or taken into account in determining whether there has been, a Parent Material Adverse Effect or whether a Parent Material Adverse Effect would be reasonably expected to occur), (L) any hurricane, earthquake, flood or other natural disasters, acts of God or any change resulting from weather conditions or (M) any litigation or legal proceedings arising from allegations of a breach of fiduciary duty or violation of applicable Law relating to this

Agreement or the Mergers; provided, however, that any event, change, effect, development, state of facts, condition or occurrence referred to in clauses (A), (B), (D), (G), (H), (I) and (L) shall be taken into account for purposes of determining whether a Parent Material Adverse Effect has occurred to the extent, and only to the extent, that such fact, circumstance, occurrence, effect, development, change or condition has a materially disproportionate adverse effect on Parent and the Parent Subsidiaries, taken as a whole, relative to the adverse effect such events or changes have on other companies operating in the industries in which Parent and the Parent Subsidiaries operate.

“Parent Material Intellectual Property” means any Intellectual Property the unavailability of which would be materially detrimental to Parent and the Parent Subsidiaries, taken as a whole.

“Parent Stock Value” means the volume weighted average price per share of Parent Common Stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company) on each of the ten (10) consecutive trading days ending with the third complete trading day immediately prior to the Closing Date, weighted by the total volume of trading in Parent Common Stock on each such trading day.

“Parent Subsidiary Insurance Agreements” means (a) all of the insurance agreements written by a Parent Regulated Subsidiary reflected in the Parent Disclosure Letter, (b) all other insurance agreements written by Parent Regulated Subsidiary on the same forms as those insurance contracts or policy forms reflected in the Parent Disclosure Letter written by a Parent Regulated Subsidiary between the date of this Agreement and the Closing Date, and (c) renewals thereof and individual certificates issued thereunder and all supplements, endorsements, enhancement letters, riders and ancillary agreements in connection therewith.

“Permitted Lien” means (i) any Lien for Taxes not yet due and payable or which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Liens imposed by Law, in each case incurred in the ordinary course of business to secure claims which are not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (iv) easements, rights-of-way, covenants, restrictions and other similar nonmonetary encumbrances of record that do not materially impair the use of or value of the property subject thereto, (v) statutory landlords’ Liens and Liens granted to landlords under any lease, (vi) any purchase money security interests, equipment leases or similar financing arrangements and (vii) licenses to Intellectual Property in the ordinary course of business.

“Person” means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Proceeding” means any suit, action, proceeding, arbitration, mediation, audit, hearing, inquiry or, to the Knowledge of the Person in question, investigation or request for information (in each case, whether civil, criminal, administrative, investigative, formal or informal)

commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity.

“Programs” means (i) Medicare (ii) Medicaid, (iii) Medicare-Medicaid plans participating in Capitated Financial Alignment Demonstrations, including California’s program established by California Welfare and Institutions Code Article 5.4 and commonly known as Cal MediConnect, (iv) the Federal Employees Health Benefits Program, (v) TRICARE, (vi) the Military & Family Life Counseling programs, (vii) State Children’s Health Insurance Program (CHIP), (viii) the Supplemental Security Income Program, also known as the Aged, Blind or Disabled Program and (ix) any other state or federal health care program, as defined in 42 U.S.C. § 1320a-7b(f).

“Provider Contracts” means a Contract between the Company or any Company Subsidiary, on the one hand, and a Provider, on the other hand, pursuant to which a Provider provides or arranges health care services to a beneficiary under the terms of a health insurance or health benefits program established or administered by the Company or any Company Subsidiary.

“Providers” means all providers of health care, including all hospitals, physicians, physician groups, facilities and ancillary providers

“Regulated Business” means an entity required to be certified, registered or licensed, as applicable, as an insurance company, health care service plan, health care service contractor, health care services organization, third party administrator of benefits (including any independent adjuster), preferred provider program administrator, preferred provider network, organized delivery system, utilization review organization, utilization review agent, utilization review company, private review agent, independent review organization, provider of telephone medical advice, or other entity required to be certified, registered or licensed, as applicable, under the Health Care Laws.

“Release” means disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, dumping, emitting, escaping or emptying into or upon the indoor or outdoor environmental including without limitations any soil, sediment, subsurface strata, surface water, groundwater, ambient air, the atmosphere or any other media.

“Security” or “Securities” means, with respect to any Person, any series of common stock, preferred stock and any other equity securities or capital stock of such Person (including interests convertible into or exchangeable or exercisable for any equity interest in any such series of common stock, preferred stock, and any other equity securities or capital stock of such Person), however described and whether voting or non-voting.

“Software” means all computer programs, including any and all software implementations, software databases and compilations.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other entity, whether incorporated or unincorporated, (i) of which at least a majority of the Securities or other interests having by their terms voting power to elect a majority of the board of directors (or other governing body or Person(s) performing similar functions or has similar authority) with respect to such corporation, limited liability company, partnership or other entity is directly or indirectly, though one or more intermediaries, beneficially owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (ii) that would be required to be consolidated in such Person’s financial statements under GAAP.

“Subsidiary Insurance Agreements” means (a) all of the insurance agreements written by a Company Regulated Subsidiary reflected in the Company Disclosure Letter, (b) all other insurance agreements written by Company Regulated Subsidiary on the same forms as those insurance contracts or policy forms reflected in the Company Disclosure Letter written by a Company Regulated Subsidiary between the date of this Agreement and the Closing Date, and (c) renewals thereof and individual certificates issued thereunder and all supplements, endorsements, enhancement letters, riders and ancillary agreements in connection therewith.

“Surviving Entity” means the Surviving Corporation until the Second Merger occurs, then the Surviving Entity shall mean the Final Surviving Corporation.

“Tax Return” means any report, return, document, declaration or other information or filing required to be filed with respect to Taxes (whether or not a payment is required to be made with respect to such filing), including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Taxes” means any and all federal, state, local, foreign or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes or other similar charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, capital, sales, use, transfer, inventory, license, capital stock, payroll, employment, unemployment, social security, workers’ compensation, severance, stamp, occupation, premium or net worth, and taxes or other similar charges in the nature of excise, withholding, ad valorem, value added, estimated taxes, or custom duties.

“Willful Breach” means (i) with respect to any breach of a representation or warranty contained in this Agreement, a material breach of such representation or warranty that has been made with the Knowledge of the breaching Party and (ii) with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach, or failure to perform, that is a consequence of an act or omission undertaken by the breaching Party with the Knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement.

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IN WITNESS WHEREOF, Parent, the Company, Merger Sub I and Merger Sub II have duly executed this Agreement, all as of the date first written above.

CENTENE CORPORATION

By:	/s/ Jeffrey Schwaneke
	Name:	Jeffrey Schwaneke
	Title:	Senior Vice President, Corporate Controller and Chief Accounting Officer

HEALTH NET, INC.

By:	/s/ Jay M. Gellert
	Name:	Jay M. Gellert
	Title:	President and Chief Executive Officer

CHOPIN MERGER SUB I, INC.

By:	/s/ Jeffrey Schwaneke
	Name:	Jeffrey Schwaneke
	Title:	Senior Vice President, Corporate Controller and Chief Accounting Officer

CHOPIN MERGER SUB II, INC.

By:	/s/ Jeffrey Schwaneke
	Name:	Jeffrey Schwaneke
	Title:	Senior Vice President, Corporate Controller and Chief Accounting Officer

[Signature Page to Agreement and Plan of Merger]